     AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON JUNE 24, 1996



                                                       REGISTRATION NO. 333-4137

- --------------------------------------------------------------------------------
- --------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                            ------------------------

                                AMENDMENT NO. 1


                                       TO


                                    FORM S-3
                             REGISTRATION STATEMENT
                                     UNDER
                           THE SECURITIES ACT OF 1933

                            ------------------------

                             CHARMING SHOPPES, INC.

             (EXACT NAME OF REGISTRANT AS SPECIFIED IN ITS CHARTER)

                            ------------------------

                   PENNSYLVANIA                                        23-1721355
 (STATE OR OTHER JURISDICTION OF INCORPORATION OR         (I.R.S. EMPLOYER IDENTIFICATION NO.)
                    ORGANIZATION)

                                 450 WINKS LANE
                          BENSALEM, PENNSYLVANIA 19020
                                 (215) 245-9100
 (NAME, ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER, INCLUDING AREA CODE,
                  OF REGISTRANT'S PRINCIPAL EXECUTIVE OFFICES)

                               COLIN STERN, ESQ.
                             CHARMING SHOPPES, INC.
                                 450 WINKS LANE
                          BENSALEM, PENNSYLVANIA 19020
                                 (215) 245-9100
 (NAME, ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER, INCLUDING AREA CODE,
                             OF AGENT FOR SERVICE)
                            ------------------------

                          COPIES OF COMMUNICATIONS TO:

             FRANCIS J. MORISON, ESQ.                          DONALD B. BRANT, JR., ESQ.
               DAVIS POLK & WARDWELL                         MILBANK, TWEED, HADLEY & MCCLOY
               450 LEXINGTON AVENUE                             ONE CHASE MANHATTAN PLAZA
             NEW YORK, NEW YORK 10017                           NEW YORK, NEW YORK 10005
                  (212) 450-4000                                     (212) 530-5618

     Approximate date of commencement of proposed sale to the public: as soon as practicable after the effective date of this Registration Statement.

     If the only securities being registered on this Form are to be offered pursuant to dividend or interest reinvestment plans, please check the following box: / /

     If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box: / /
                                                 ------------------

     If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of earlier effective registration statement for the same offering. / /
                                                  ------------------

     If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration for the same offering. / /
              ------------------


     If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. / /

                            ------------------------

     THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(A) OF
THE SECURITIES ACT OF 1933, AS AMENDED, OR UNTIL THIS REGISTRATION STATEMENT
SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID
SECTION 8(A), MAY DETERMINE.
- --------------------------------------------------------------------------------
- --------------------------------------------------------------------------------

                   SUBJECT TO COMPLETION, DATED JUNE 24, 1996


PROSPECTUS
                                  $100,000,000

                             CHARMING SHOPPES, INC.
                   % Convertible Subordinated Notes Due 2006

                            ------------------------

    The   % Convertible Subordinated Notes Due 2006 (the "Notes") are
convertible at any time prior to maturity, unless previously redeemed or otherwise repurchased, into shares of common stock, par value $.10 per share (the "Common Stock"),
of Charming Shoppes, Inc. (the "Company") at a conversion rate of       shares
per $1,000 principal amount of Notes (equivalent to a conversion price of
approximately $      per share), subject to adjustment in certain circumstances.
The Common Stock is quoted on the Nasdaq National Market ("Nasdaq") under the symbol "CHRS". On June 21, 1996, the last reported sales price of the Common Stock on Nasdaq was $6 5/8 per share. The Company does not intend to list the Notes on any securities exchange or on any over-the-counter quotation system.


    Interest on the Notes is payable on          and          of each year,
commencing          , 1996. The Notes will be redeemable at the Company's
option, in whole or in part, at any time on or after          , 1999, at the
redemption prices set forth herein, plus accrued interest to the date of redemption. In the event of a Change of Control (as hereinafter defined), each holder of the Notes may require the Company to repurchase all or a portion of such holder's Notes at 100% of the principal amount thereof, plus accrued and unpaid interest, if any, to the date of repurchase. There is no sinking fund for the Notes. See "Description of the Notes".


    The Notes are unsecured and subordinated in right of payment to all existing and future Senior Debt (as defined under "Description of the Notes -- Subordination of Notes") of the Company and will be effectively subordinated in right of payment to all indebtedness and other liabilities of the Company's subsidiaries. As of May 31, 1996, as adjusted for this offering, including application of the proceeds thereof, and the repayment of certain indebtedness of the Company in May 1996 as described herein, the Senior Debt of the Company and the aggregate indebtedness of its subsidiaries, on a consolidated basis, totalled approximately $65,214,000 (excluding accrued interest). The Notes do not contain any restrictions on the creation of Senior Debt or any other indebtedness of the Company or any subsidiary of the Company. See "Description of the Notes -- Subordination of Notes".


    The Notes will be represented by a Global Security registered in the name of the nominee of The Depository Trust Company ("DTC"), which will act as Depository. Beneficial interests in the Global Security will be shown on, and transfers thereof will be effected only through, records maintained by DTC and its direct and indirect participants. Except as described herein, Notes in definitive form will not be issued. See "Description of the Notes -- Book-Entry; Delivery and Form".


    SEE "RISK FACTORS" BEGINNING ON PAGE 8 FOR A DESCRIPTION OF CERTAIN FACTORS THAT SHOULD BE CONSIDERED IN CONNECTION WITH AN INVESTMENT IN THE NOTES.

                            ------------------------

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND
    EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE
       SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES
       COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS
         PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A
            CRIMINAL OFFENSE.


- ---------------------------------------------------------------------------------------------------------
- ---------------------------------------------------------------------------------------------------------
                                                                UNDERWRITING
                                           PRICE TO             DISCOUNT AND            PROCEEDS TO
                                           PUBLIC(1)           COMMISSIONS(2)          COMPANY(1)(3)
- ---------------------------------------------------------------------------------------------------------
Per Note............................              %                       %                      %
- ---------------------------------------------------------------------------------------------------------
Total...............................      $                    $                      $
- ---------------------------------------------------------------------------------------------------------
- ---------------------------------------------------------------------------------------------------------

(1) Plus accrued interest, if any, from          , 1996.

(2) The Company has agreed to indemnify the Underwriters against certain liabilities including liabilities under the Securities Act of 1933, as amended. See "Underwriting".


(3) Before deducting estimated expenses of $525,000 payable by the Company.


(4) The Company has granted the Underwriters an option to purchase up to an additional $15,000,000 aggregate principal amount of Notes at the Price to Public, less the Underwriting Discount and Commissions, solely to cover over-allotments. If such option is exercised in full, the total Price to Public, Underwriting Discount and Commissions and Proceeds to Company will
    be $         , $         and $         , respectively. See "Underwriting".
                            ------------------------
    The Notes offered hereby are offered by the Underwriters, subject to prior sale, when, as and if delivered to and accepted by the Underwriters, subject to approval of certain legal matters by counsel for the Underwriters and certain other conditions. The Underwriters reserve their right to withdraw, cancel or modify such offer and to reject orders in whole or in part. It is expected that delivery of the Notes will be made through the facilities of DTC on or about
         , 1996.

                            ------------------------


LAZARD FRERES & CO. LLC                                 BEAR, STEARNS & CO. INC.

                            ------------------------
                The date of this Prospectus is           , 1996.

     INFORMATION CONTAINED HEREIN IS SUBJECT TO COMPLETION OR AMENDMENT. THE REGISTRATION STATEMENT RELATING TO THESE SECURITIES HAS BEEN FILED WITH THE SECURITIES AND EXCHANGE COMMISSION. THESE SECURITIES MAY NOT BE SOLD NOR MAY OFFERS TO BUY BE ACCEPTED PRIOR TO THE TIME THE REGISTRATION STATEMENT BECOMES EFFECTIVE. THIS PROSPECTUS SHALL NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY NOR SHALL THERE BE ANY SALE OF THESE SECURITIES IN ANY STATE IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF ANY SUCH STATE.

                             AVAILABLE INFORMATION


     Charming Shoppes, Inc. is subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and, in accordance therewith, files reports, proxy statements and other information with the Securities and Exchange Commission (the "Commission"). Such reports, proxy statements and other information may be inspected and copied at the public reference facilities maintained by the Commission at 450 Fifth Street, N.W., Room 1024, Washington, D.C. 20549, and at its Regional Offices located at: Seven World Trade Center, 13th Floor, New York, New York 10048; and Northwestern Atrium Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661. Copies of such material may also be obtained by mail from the Public Reference Section of the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549, at prescribed rates. Such material may also be accessed electronically by means of the Commission's home page on the Internet at http://www.sec.gov. The Common Shares are quoted on Nasdaq, and reports, proxy statements and other information concerning the Company are on file for inspection at the offices of Nasdaq, 1735 K Street, N.W., Washington, D.C. 20006.


     The Company has filed with the Commission a Registration Statement on Form S-3 under the Securities Act of 1933, as amended (the "Securities Act"), with respect to the Notes offered hereby (the "Registration Statement"). This Prospectus does not contain all of the information included in the Registration Statement and the exhibits thereto. Statements contained in this Prospectus as to the contents of any contract or other document referred to herein and filed as an exhibit to the Registration Statement are not necessarily complete and, in each instance, reference is made to the copy of such contract or other document filed as an exhibit to the Registration Statement, each such statement being qualified in all respects by such reference. For further information with respect to the Company and its subsidiaries and the Notes, reference is hereby made to the Registration Statement and the exhibits thereto which may be obtained from the Commission in the manner set forth above.

                INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE


     The Company has filed with the Commission (i) pursuant to Section 13 or 15(d) of the Exchange Act, an Annual Report on Form 10-K for the fiscal year ended February 3, 1996 and a Quarterly Report on Form 10-Q for the fiscal quarter ended May 4, 1996 and (ii) pursuant to Section 12 of the Exchange Act, a Registration Statement on Form 8-A relating to the Common Stock, each of which is hereby incorporated by reference in and made a part of this Prospectus.


     All documents filed by the Company with the Commission pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act subsequent to the date of this Prospectus and prior to the termination of the Notes offering shall be deemed to be incorporated by reference in this Prospectus and to be a part hereof from the date of filing of such documents. Any statement contained herein or in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained herein or in any subsequently filed document which also is or is deemed to be incorporated by reference herein modifies or supersedes such statement. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus.

     The Company will furnish, without charge, to each person to whom this Prospectus is delivered, upon written or oral request of such person, including any beneficial owner, a copy of any and all of the information that has been incorporated by reference into the Registration Statement of which this Prospectus is a part but which has not been delivered with this Prospectus (not including exhibits to the information that is incorporated by reference unless such exhibits are specifically incorporated by reference into the information that the Registration Statement incorporates by reference); such requests should be directed to Charming Shoppes, Inc., 450 Winks Lane, Bensalem, Pennsylvania 19020, Attention: Bernard Brodsky, Vice President, Secretary and Treasurer.

     IN CONNECTION WITH THIS OFFERING, THE UNDERWRITERS MAY OVER-ALLOT OR EFFECT TRANSACTIONS WHICH STABILIZE OR MAINTAIN THE MARKET PRICES OF THE NOTES OR THE COMMON SHARES OR BOTH OF THEM AT LEVELS ABOVE THOSE WHICH MIGHT OTHERWISE PREVAIL IN THE OPEN MARKET. SUCH TRANSACTIONS MAY BE EFFECTED ON NASDAQ OR OTHERWISE. SUCH STABILIZING, IF COMMENCED, MAY BE DISCONTINUED AT ANY TIME.

     Fashion Bug(R) and Fashion Bug Plus(R) are registered trademarks used by the Company.

                               PROSPECTUS SUMMARY

                                  THE COMPANY

     The following summary is qualified in its entirety by the more detailed information (including the financial statements and the notes thereto) included elsewhere or incorporated by reference in this Prospectus. Each prospective investor is urged to read this Prospectus in its entirety. Unless otherwise indicated, all references herein to "Charming Shoppes, Inc." or the "Company" include its subsidiaries, and references to a "Fiscal" year specify the calendar year in which the fiscal year ended; for example, Fiscal 1996 refers to the fiscal year ended February 3, 1996. In addition, unless otherwise indicated, information contained herein assumes no exercise of the Underwriters' over-allotment option.

     Charming Shoppes, Inc. operates a chain of Fashion Bug(R) and Fashion Bug Plus(R) stores selling moderately and popularly priced women's specialty apparel. Fashion Bug(R) stores specialize in selling a wide variety of fashionable merchandise, including junior, misses, large-size and girls-size sportswear, dresses, coats, lingerie, accessories and casual footwear. Fashion Bug Plus(R) stores specialize in similar merchandise for the large-size customer. An assortment of men's casual apparel and accessories is also available in most Fashion Bug(R) stores and certain stores carry a selection of petite women's apparel. The Company's stores sell both brand-name and private label merchandise. As of May 4, 1996, the Company operated a total of 1,225 stores in 46 states, the substantial majority of which are located in strip shopping centers in the Northeast quadrant of the United States. 1,159 of such stores were operated as Fashion Bug(R) stores, with the remainder operated as Fashion Bug Plus(R) stores.

     From Fiscal 1990 to Fiscal 1994, the Company significantly expanded its market presence in the value oriented women's specialty apparel industry as the number of Fashion Bug(R) and Fashion Bug Plus(R) stores grew from 1,013 in Fiscal 1990 to 1,333 in Fiscal 1994. Net income increased from $36,410,000 to $75,765,000 during the same period. The Company pursued a strategy of (i) offering its customer one-stop shopping for her apparel needs, gradually expanding the variety and depth of its merchandise assortment, (ii) strategically locating its stores in strip shopping centers which have lower store occupancy costs as compared to malls and (iii) increasing the internal development of fashion merchandise and its manufacture in lower cost foreign markets, which by Fiscal 1994 accounted for approximately 59% of the Company's purchases.

     In Fiscal 1995, then-current management made the strategic decision to increase significantly the Company's reliance on overseas sourcing, narrow the assortment of merchandise offered and raise the initial markup on its merchandise to allow for increased promotional pricing. By Fiscal 1996, over 70% of the Company's merchandise was developed in-house by product developers, and then purchased primarily through the Company's overseas sources which generally required lead times of six to twelve months in advance of the selling season. A higher initial markup was achieved on the products purchased overseas, but because the Company's foreign sourcing operations required such lengthy lead times, the Company was unable to react quickly to changes in fashion trends. In addition, the customer did not respond favorably to the Company's narrow merchandise selections. As a result, sales productivity and profitability declined sharply from Fiscal 1994 levels resulting in a significant loss in Fiscal 1996.

NEW MANAGEMENT TEAM

     In response to this declining sales productivity and profit performance, the Company made significant changes in its management, with Dorrit J. Bern joining the Company as President and Chief Executive Officer in September 1995. Ms. Bern had been employed by Sears, Roebuck & Co. ("Sears") since 1987 and had most recently held the position of Group Vice President for Women's Apparel and Home Fashions at Sears. Ms. Bern was instrumental in the creation and execution of the women's apparel strategy at Sears. In addition to Ms. Bern, the Company is led by new senior merchandising executives, a newly appointed Chief Financial Officer and a new Executive Vice President of Sourcing.

NEW BUSINESS STRATEGY


     Under the direction of Ms. Bern and her new management team, during the fourth quarter of Fiscal 1996 management re-examined many aspects of the Company's business strategy and made significant changes in merchandising, marketing, purchasing, distribution and finance. The new business strategy is aimed at enhancing sales productivity and improving financial performance, while capitalizing on the Company's competitive strengths. The Company believes that such strengths include (i) the Company's strategically located stores (the substantial majority of which are located in strip shopping centers), (ii) its customer base, including approximately 3,300,000 active proprietary credit card customers, (iii) its existing management information systems and (iv) its recently upgraded distribution centers. During the fourth quarter of Fiscal 1996, the Board of Directors approved a restructuring plan to support the Company's new business strategy and management implemented an expense reduction initiative to further reduce operating costs. The Company's new business strategy focuses on meeting the demands of its primary customers, which management believes are generally 20 to 45 year old women with lower-middle to middle incomes who look for value, fashion and convenience. The Company believes that these customers tend to follow fashion trends and visit strip shopping centers more frequently than malls for their shopping needs because of the mix of the tenants in, and the convenience of, strip shopping centers.


     - Improved Merchandise Selection. The Company has responded to the needs of its customers by expanding the variety of choices in its merchandise assortment. Furthermore, the Company is expanding its merchandise assortment in previously underdeveloped products such as career wear and dresses, and petite sizes are being offered for the first time. Product assortments are also being tailored to area demographics, and merchandise will be available for six distinct seasons -- spring, summer, transitional, fall, holiday and transitional -- rather than two seasons as in the past. Quality standards have also been raised with respect to merchandise fabrication, construction and fit.

     - Switch to a More Realistic Value Pricing Strategy. The Company has implemented a more realistic value pricing strategy which reduces the initial price markup of fashion merchandise in order to increase the percentage of sales at the ticketed price. Management believes this new strategy should result in a greater degree of credibility with the customer, reducing the need for aggressive price promotions. The Company expects to continue to achieve a higher initial markup in basic low-risk commodity merchandise that is purchased through its overseas sourcing operation.

     - Shift to Responsive Sourcing Strategy. The Company, which had previously placed heavy reliance on internally developed product sourced overseas, has shifted a significant portion of its purchases to the domestic market. This allows management to respond more quickly to current fashion trends. While overseas sourcing resulted in lower product costs and increased initial markups, long lead times were generally required to procure merchandise. Use of the domestic market allows the Company to make purchase decisions generally with two to four month lead times and quickly replenish merchandise inventory as necessary (generally with one to two month lead times). The Company continues to use its overseas sourcing operation, which has been reorganized to support this strategic change, to procure basic low-risk commodity merchandise. Management expects that such merchandise will account for approximately 35% of the Company's purchases in Fiscal 1997.

     - Shift Toward Direct Mail and Mass-Media Advertising. The Company has shifted a greater proportion of its advertising expenditures from in-store promotions to radio and newspaper advertising, and management is actively utilizing targeted direct mail advertising to its list of 3,300,000 active proprietary credit card customers.

     - Improvement in Inventory Flow. The Company's new merchandise and purchasing strategy, and enhancements to the Company's inventory management, facilitate the timely and orderly purchase and flow of merchandise, thereby enabling the stores to offer fresh product assortments on a regular basis. Management expects that such changes and enhancements should improve inventory turnover, reduce the expense of outside storage facilities and decrease borrowing costs incurred in connection with merchandise procurement.

     - Increased Liquidity. In November 1995, the Company (i) entered into an agreement with a commercial finance company to provide a revolving credit facility with a maximum availability of

$157,000,000, subject to limitations based upon eligible inventory, (ii) negotiated the conversion of $82,862,000 of existing trade obligations into a term loan, and (iii) renegotiated an outstanding term loan in the amount of $9,488,000. As described below under "-- Recent Developments", the maximum availability under the Company's revolving credit facility was reduced to $150,000,000 following release of a $7,000,000 cash deposit in May 1996. This resulted from the receipt of the Company's $56,726,000 tax refund which was used to repay a portion of the Company's $82,862,000 term loan. In accordance with the provisions of the Company's term loan agreements, a portion of the proceeds of the Notes offering will be used to repay all amounts remaining outstanding thereunder. Management believes that its revolving credit facility together with cash flow from operations and certain proprietary credit card securitization agreements are sufficient to support current operations. See "Management's Discussion and Analysis of Financial Condition and Results of
Operations -- Financial Condition -- Liquidity and Capital Resources".

     Management expects that this new business strategy will (i) enhance sales productivity by expanding the number of choices available to its customer at competitive, value oriented prices, (ii) increase the number of store visits by customers by changing product selections more frequently and by direct mail and mass-media advertising, (iii) improve gross margins by reducing the need for aggressive price promotions, (iv) allow the Company to respond more quickly to current fashion trends while enhancing inventory management flexibility and (v) increase financial flexibility through increased liquidity.

RECENT RESTRUCTURING AND EXPENSE REDUCTION INITIATIVE

     The Restructuring Plan approved by the Board of Directors during the fourth quarter of Fiscal 1996 resulted in a fourth quarter pre-tax charge of $103,000,000. The primary components of the Restructuring Plan are (i) the planned closing through Fiscal 1997 of 290 under-performing Fashion Bug(R) and Fashion Bug Plus(R) stores, (ii) the reorganization and reduction of foreign merchandise sourcing operations discussed above and (iii) reductions in corporate support operations which were not necessary to support the Company's new business strategy. The pre-tax operating loss for Fiscal 1996 for these 290 stores, exclusive of the restructuring charge and before allocation of fixed overhead, was approximately $34,000,000. Given the Company's disappointing performance in Fiscal 1996 and the implementation of its new business strategy, however, such operating loss is not indicative of future savings resulting from the closing of such stores, which are likely to be lower. As of May 4, 1996, the Company had closed 200 stores.

     The Company has also implemented an expense reduction initiative to further reduce operating costs. The primary components of this initiative are (i) the further reduction of distribution, merchandising, and administrative personnel,
(ii) the renegotiation of store lease obligations and (iii) the reduction of various other overhead costs. The Restructuring Plan and the further expense reduction initiative are expected to result in a workforce reduction of approximately 2,300 store employees and 800 non-store employees.

RECENT DEVELOPMENTS

     During May 1996, the Company received a $56,726,000 income tax refund as a result of net operating loss carrybacks for taxes paid in prior years. In accordance with the terms of the Company's $82,862,000 term loan entered into in November 1995, the tax refund has been used to reduce the amount of such term loan to $26,136,000 as of May 15, 1996. In addition, as a result of such payment, a letter of credit in the amount of $22,000,000 issued under the Company's revolving credit facility as security for the payment of such tax refund has been cancelled and a $7,000,000 cash deposit in support of such letter of credit has been released. As a result of the release of such cash deposit, the maximum availability under the revolving credit facility has been reduced from $157,000,000 to $150,000,000, subject to limitations based upon eligible inventory.

     The Company, a Pennsylvania corporation, was formed in 1969. The Company's principal executive offices are located at 450 Winks Lane, Bensalem, Pennsylvania 19020, telephone (215) 245-9100.

                                  THE OFFERING



Securities Offered............  $100,000,000 aggregate principal amount of        %
                                Convertible Subordinated Notes Due 2006.

Maturity Date.................            , 2006.

Interest Payment Dates........  and           commencing             , 1996.

Conversion Rights.............  Each Note will be convertible, at the option of the Holder, at any time on or prior to maturity, unless previously
                                redeemed or otherwise purchased by the Company, for Common
                                Shares of the Company at the conversion rate of      shares
                                per Note, subject to adjustment in certain circumstances. See
                                "Description of the Notes -- Conversion".

Subordination.................  The Notes will be subordinated in right of payment, as set forth in the Indenture, to the prior payment in full of all existing and future Senior Debt (as defined herein) of the
                                Company. The Company is a holding company and its assets
                                consist almost entirely of investments in its subsidiaries.
                                Accordingly, the Company's right and the rights of its
                                creditors (including holders of Notes) to participate in the distribution of assets of any subsidiary upon such
                                subsidiary's liquidation or reorganization will be
                                effectively subordinated to all existing and future
                                liabilities of the Company's subsidiaries. As of May 31,
                                1996, as adjusted for this offering, including the
                                application of the proceeds thereof, and the repayment of
                                certain indebtedness of the Company as described under
                                "-- Recent Developments", Senior Debt of the Company and the
                                aggregate indebtedness of its subsidiaries, on a consolidated basis, totaled approximately $65,214,000, excluding accrued interest. See "Capitalization" and "Description of the
                                Notes -- Subordination of Notes".

Sinking Fund..................  None.

Redemption of Notes at the
  Option of the Company.......  The Notes will not be redeemable at the option of the Company
                                prior to           , 1999. Beginning on           , 1999, the
                                Company may redeem the Notes for cash as a whole at any time, or from time to time in part, at the redemption prices set forth herein. See "Description of the Notes -- Optional
                                Redemption -- Redemption at the Option of the Company".
Purchase of Notes at the
  Option of the Holder........  In the event of a Change of Control (as defined herein), then each holder of Notes will have the right, at the holder's
                                option, subject to the terms and conditions of the Indenture, to require the Company to purchase for cash all or any part
                                (provided that the principal amount at maturity must be
                                $1,000 or an integral multiple thereof) of the holder's Notes equal to 100% of the principal amount plus interest. The
                                Change of Control purchase feature of the Notes may in
                                certain circumstances have an anti-takeover effect. See
                                "Description of the Notes -- Repurchase Rights".

Use of Proceeds...............  The net proceeds of this offering will be approximately
                                $96,475,000. The Company intends to use a portion of such
                                proceeds to repay outstanding amounts under its term loans which totaled approximately $35,624,000 as of May 31, 1996, plus accrued interest to the anticipated date of payment of approximately $42,200. The balance of such net proceeds will be used for general corporate purposes. See "Use of
                                Proceeds".

                  SUMMARY FINANCIAL AND OPERATING INFORMATION


                                 THIRTEEN WEEKS ENDED                                   YEAR ENDED
                              ---------------------------   -------------------------------------------------------------------
                                 MAY 4,       APRIL 29,     FEBRUARY 3,   JANUARY 28,   JANUARY 29,   JANUARY 30,   FEBRUARY 1,
                                  1996           1995         1996(1)        1995          1994          1993          1992
                              ------------   ------------   -----------   -----------   -----------   -----------   -----------
                                        (IN THOUSANDS, EXCEPT SHARE AND PER SHARE AMOUNTS, RATIOS AND OPERATING DATA)
STATEMENT OF INCOME DATA:
  Net sales.................. $    237,454   $    244,342   $ 1,102,384   $ 1,272,693   $ 1,254,122   $ 1,178,714   $ 1,020,656
  Costs of goods sold, buying
    and occupancy expenses...      184,122        186,777       917,064       932,138       863,381       804,963       705,047
  Gross profit(2)............       53,332         57,565       185,320       340,555       390,741       373,751       315,609
  Interest expense...........        2,888            539         3,666         2,304         2,557         2,958         3,473
  Restructuring charge.......           --             --       103,000(3)          --           --            --            --
  Income (loss) before income
    taxes and cumulative
    effect of accounting
    change...................       (8,437)        (6,069)     (214,988)       62,519       111,732       119,133        85,472
  Net income (loss)..........       (6,158)        (4,370)     (139,241)       44,689        79,756(4)      81,127       58,302
  Net income (loss) per
    share(5).................         (.06)          (.04)        (1.35)          .42           .74(4)         .75          .55
  Dividends per share........           --(6)         .023         .045(6)         .09          .09           .08           .06
  Weighted average number of
    common shares and share
    equivalents(5)...........  103,509,837    102,922,381   103,038,224   107,207,660   108,390,583   108,681,305   106,267,242
  Ratio of earnings to fixed
    charges(7)...............           --(8)           --(8)          --(8)         2.8         4.7          5.5           4.8
OPERATING DATA:
  Percentage increase
    (decrease) in total
    comparable store sales...          2.9%         (22.8)%       (17.1)%        (6.3)%        (1.8)%         6.5%          6.2%
  Net sales per square
    foot(9)..................          $20            $19           $85          $105          $120          $130          $126
  Number of stores open at
    the end of the period....        1,225          1,416         1,301         1,428         1,333         1,220         1,137
  Total square footage at the
    end
    of the period............   11,504,000     13,073,000    12,238,000    13,073,000    11,468,000     9,695,000     8,667,000
  Capital expenditures.......  $ 2,164,000   $ 10,488,000   $30,007,000   $75,656,000   $79,023,000   $64,988,000   $46,678,000
  Depreciation and
    amortization.............  $11,363,000   $ 12,540,000   $49,183,000   $49,459,000   $46,084,000   $38,577,000   $34,684,000
  Working capital
    turnover(10).............          1.2            1.3           5.6           6.8           6.6           6.2           6.4



                                                                                               AS OF MAY 4, 1996
                                                                                          ---------------------------
                                                                                                             AS
                                                                                           ACTUAL       ADJUSTED(11)
                                                                                          --------     --------------
                                                                                                (IN THOUSANDS)
BALANCE SHEET DATA:
  Working capital.......................................................................  $200,384        $261,235
  Total assets..........................................................................   679,517         687,167
  Long-term debt, including current portion.............................................    95,594         103,244
  Total stockholders' equity............................................................   414,252         414,252


- ---------------
 (1) Fiscal 1996 consists of 53 weeks.

 (2) Gross profit equals net sales less cost of goods sold, buying and occupancy expenses.

 (3) During the fourth quarter of Fiscal 1996, the Company's Board of Directors approved the Restructuring Plan that resulted in a fourth quarter pre-tax charge of $103,000,000. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Results of
     Operations -- Restructuring Charge."

 (4) Net income and net income per share for Fiscal 1994 is after an increase for the cumulative effect of an accounting change of $3,991,000 or $0.04 per share. See Notes to Consolidated Financial Statements "Summary of Significant Accounting Policies -- Income Taxes" contained herein.

 (5) Net income per common share is based on the weighted average number of shares and share equivalents outstanding during each period. Common stock equivalents include the effect of dilutive stock options. Share equivalents are not included in the weighted average shares outstanding for determining net loss per common share as the result would be antidilutive.

 (6) On October 2, 1995, the Company's Board of Directors announced an indefinite suspension of dividends on the Company's Common Stock. See "Market Prices and Dividend Policy".

 (7) The ratio of earnings to fixed charges is based on income from continuing operations and has been computed on a total enterprise basis. Earnings represent income (loss) before income taxes, cumulative effect of accounting change and fixed charges, net of capitalized interest. Fixed charges consist of interest expense before reduction for capitalized interest, debt amortization costs, and one-third (the percent deemed representative of the interest factor) of minimum lease payments.


 (8) Earnings for the thirteen weeks ended May 4, 1996 and April 29, 1995 and for Fiscal 1996 were insufficient to cover fixed charges by $8,437,000, $6,367,000 and $215,548,000, respectively. Excluding the restructuring charge in connection with the Restructuring Plan, earnings for Fiscal 1996 were insufficient to cover fixed charges by $112,548,000.


 (9) Net sales per square foot is determined by dividing total net sales by the average of total square footage at the beginning and end of each fiscal quarter.

(10) Working capital turnover is determined by dividing total net sales by the average of working capital at the beginning and end of the period.

(11) As adjusted to give effect to (i) this offering and the application of the net proceeds therefrom and (ii) the repayment in May 1996 of $56,726,000 of one of the Company's term loans with the proceeds of an income tax refund. See "-- Recent Developments".

                                  RISK FACTORS

     The Notes are subject to a number of material risks, including those enumerated below. Investors should carefully consider the risk factors enumerated below together with all of the information set forth or incorporated by reference in this Prospectus in determining whether to purchase any of the Notes.


RECENT OPERATING LOSSES



     Net income has decreased significantly since the fiscal year ended January 30, 1993 and the Company experienced a significant loss for the fiscal year ended February 3, 1996 ("Fiscal 1996") and continuing losses in the first quarter of the fiscal year ending February 1, 1997 ("Fiscal 1997"). While the Company has taken steps to implement a new business strategy as discussed below under "-- Implementation of New Business Strategy", there can be no assurance that losses will not continue in the future.



IMPLEMENTATION OF NEW BUSINESS STRATEGY



     Under the direction of Dorrit J. Bern and her new management team, during the fourth quarter of Fiscal 1996, management began implementing a new business strategy in response to the Company's declining sales productivity and profit performance. See "Description of Business -- New Business Strategy". Management expects this new business strategy will likely result in lower initial unit sales prices and higher unit costs of merchandise product. However, management also believes that such results will be offset by (i) a reduced need for aggressive price promotions, resulting in improved gross margins, (ii) increased sales productivity and (iii) enhanced inventory management flexibility, resulting in reduced inventory investment, in each case, as compared to Fiscal 1996. Due to purchase commitments made by the Company in Fiscal 1996 for planned sales in Fiscal 1997, however, the full effect of this strategic change is not expected until the later half of Fiscal 1997. The Company's future results and financial condition are dependent on the successful implementation of this new business strategy. While the Company believes that this strategy will enable it to improve its financial results, there can be no assurance that this new strategy will be successful, that the anticipated benefits of this new strategy will be realized, that management will be able to implement such strategy on a timely basis, that the Company will return to profitability levels experienced prior to Fiscal 1996 or that losses will not continue in the future.


RECENT RESTRUCTURING

     While the Company believes that the $103,000,000 restructuring charge taken in the fourth quarter of Fiscal 1996 in connection with the Restructuring Plan should be sufficient to cover all expenses associated with the Restructuring Plan, in the event such costs, including litigation expenses in relation to the Restructuring Plan, are higher than anticipated, or additional restructuring charges are taken, either in connection with the Restructuring Plan or otherwise, this could have a material adverse effect on the Company's results of operations and financial condition. In addition, certain aspects of the Company's expense reduction initiative, such as renegotiation of store lease obligations, are not fully within the control of the Company and as a result there can be no assurance that such initiative will be successful. To the extent these anticipated costs savings do not materialize, this will have an adverse effect on the Company's expenses and will reduce expected earnings levels.

DEPENDENCE ON KEY MANAGEMENT


     The Company's success and its ability to successfully implement its new business strategy depends largely on the efforts and abilities of Ms. Bern and her management team. The loss of the services of one or more of such key personnel could have a material adverse effect on the Company's business and financial results. The Company has taken certain steps to encourage such employees to remain in the Company's employ, including providing the opportunity for equity participation through adoption of employee stock option plans and annual cash incentive programs. In addition, certain of such employees, including Ms. Bern, have employment contracts. Individuals employed by the Company may, however, choose to leave the Company at any time to pursue other opportunities. The Company does not maintain key-man insurance policies with respect to any of its employees.



NATURE OF INDUSTRY



     Predicting fashion trends is often difficult and since a significant portion of the Company's sales are related to fashion merchandise, rapid changes in or miscalculation of fashion trends have in the past and may in the future require higher than expected markdowns resulting in a decrease in gross margins and either losses or reduced profits. In particular, the Company believes that its disappointing results in Fiscal 1996 are attributable to a disappointing response to the Company's merchandise assortment resulting in the need for aggressive price reductions to stimulate consumer demand. While management believes that the new business strategy will allow it to reduce these risks by decreasing inventory lead times and allowing it to respond more quickly to current fashion trends, there can be no assurance that this new strategy will be successful and that significant markdowns will not be required in the future. Retail sales are also frequently affected by weather conditions. As a result, any extreme or unseasonable weather conditions may also have a significant effect on the Company's sales requiring significant markdowns thereby reducing gross margins and resulting in losses or reduced profits.



COMPETITION



     The retail industry, and particularly the women's apparel retail sector, is a highly competitive industry which has operated and continues to operate in a highly promotional environment. The Company competes primarily with moderate price department stores, discount department stores and certain other low to moderate price specialty apparel stores, many of which are larger and have greater resources than the Company. This competitive environment may force the Company to lower prices to meet competition. The primary elements of competition are merchandise style, size, selection, quality, display and price, as well as store location, design, advertising and promotion and personalized service to customers. The Company believes that it differentiates itself from its competitors through its strategically located stores (the substantial majority of which are located in strip shopping centers) and its proprietary credit card.


IMPACT OF ECONOMIC CONDITIONS ON INDUSTRY RESULTS


     As with other retail businesses, the Company's operations may be adversely affected by a number of factors beyond its control, including economic downturns and cyclical variations in the retail market for women's fashion apparel. In particular, the Company's results for Fiscal 1996 were affected by a continuing general weakness in women's apparel sales. While demand for women's apparel showed marginal improvement in the first quarter of Fiscal 1997 over the last quarter of Fiscal 1996, there can be no assurance that such improvement will continue. Demand for apparel at the retail level is largely dependent on the strength of the overall economy. A weakness in overall consumer demand, or increased inflation, could have an adverse effect on the Company's sales and gross margins. As a result, changes in governmental trade, monetary, fiscal and taxing policies may all adversely affect the Company's sales and earnings. In addition, as store payroll is the single largest expense in the Company's retail operations, any increase in the Federal (or State) Minimum Wage could have a major impact on the Company's hourly pay rates, which would have an adverse effect on the Company's selling and administrative expenses. In particular, while the Company does not believe that the current Federal Minimum Wage Legislation under consideration by Congress would have a material adverse effect on the Company's results of operations, if adopted in its current form, there can be no assurance as to the effect of any change to such legislation, or if new legislation were to be adopted. A prolonged economic downturn and weakness in demand for women's apparel would have a material adverse impact on the Company's results of operations. In addition, the recent acceleration in the rate of business failures in the retail industry can also have a cascade effect on other retailers, including an increased need for price promotions. Such acceleration in the rate of business failures, among other things, may result in vendors requiring more onerous payment terms, resulting in increased financing costs or the unavailability of certain merchandise. Any of these results could have a material adverse effect on the Company's results of operations and financial condition.

RELIANCE ON REVOLVING CREDIT FACILITY


     Following this offering, the Company's primary source of liquidity (other than cash flow from operations and its proprietary credit card securitization agreements) will be its revolving credit facility which expires on June 1, 1998 and has a maximum availability of $150,000,000, subject to limitations based on eligible inventory. As of May 4, 1996, the availability under this facility was approximately $127,713,000, against which the Company had outstanding letters of credit of $66,391,000 and short-term seasonal borrowings of $5,910,000. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Recent Developments". The primary purpose of this facility is to enable the Company to issue letters of credit for overseas purchases of merchandise as well as to provide for seasonal cash borrowings. Such facility contains covenants, including a minimum net worth covenant of $350,000,000, limitations on the ability of the Company to incur indebtedness and restrictions on the payment of dividends. In addition, such facility is secured by substantially all of the assets of the Company and its subsidiaries. The loss of certain or all of such collateral would have a material adverse effect on the Company's results of operations and financial condition. In addition, availability under the facility will be affected by reductions in eligible inventory (as defined therein) and may be reduced or eliminated at the discretion of the lender in certain circumstances. As the Company relies on such facility to provide liquidity, if such facility were to become unavailable to the Company or prohibitively expensive this could have a material adverse effect on the Company's results of operations and financial condition. In addition, the terms of this facility could impair the Company's ability to obtain financing in the future or to take advantage of significant business opportunities that may arise. The terms of this facility may also increase the vulnerability of the Company to an increase in interest rates, adverse general economic and retailing industry conditions and to increased competitive pressures.


ABILITY TO SECURITIZE CREDIT CARD RECEIVABLES AND CREDIT RISK


     During Fiscal 1996, credit cards sales under the Company's proprietary credit card program accounted for approximately 40% of net sales. The Company has formed a trust to which it has transferred, at face value, its interest in receivables created under this proprietary credit card program. The Company, together with the trust, has entered into various agreements whereby it can sell, on a revolving basis, interests in these receivables for a specified term. Through the end of Fiscal 1996, the trust has securitized $371.8 million of receivables, of which $28.5 million were retained by the Company. Additionally, as of the end of Fiscal 1996, the Company had $5.5 million in a collateral account in support of the Company's securitizations. See "Management's Discussion and Analysis of Financial Condition and Results of Operations". These securitization agreements improve the overall liquidity of the Company and lessen the effect of interest rate volatility by providing short-term sources of funding. If such securitization agreements were to become unavailable to the Company or prohibitively expensive, this could have a material adverse effect on the Company's results of operations and financial position. In addition, given the nature of the Company's business, the Company's credit card customers tend to have a higher credit risk than traditional credit card customers. As a result, although the Company's securitization agreements provide for the Company to continue to service the credit card receivables and control credit policies, a significant increase in the rate of bad debt experience among its credit card customers, could have a material adverse effect on the Company's results of operations. Since late 1995, the Company, like certain other retailers with proprietary credit cards, has experienced an increase in its bad debt experience. During the two fiscal quarters ended February 3, 1996 and May 4, 1996 as compared to the corresponding period in the prior fiscal years, the Company has experienced a 1.5% increase in its bad debt expense as a percentage of receivables on an annualized basis. Management does not believe that this increase has had a significant effect on the Company's results of operations.


FOREIGN SOURCING

     While the Company has significantly reduced its dependence on foreign sourcing, it expects to continue to source approximately 35% of its merchandise abroad. The Company's foreign sourcing operation will continue to be based primarily in its Hong Kong office and China's assumption of control of Hong Kong in 1997 could potentially create a disruption in the operations of this office. The overseas sourcing operation could also be adversely affected by political instability in countries from which merchandise and/or fabrics are purchased, including but not limited to:
Hong Kong, Singapore, Indonesia, Korea, Philippines, Pakistan, India, the Dominican Republic, Turkey, China, Macau and Taiwan. Moreover, trade restrictions or sanctions imposed by the United States or foreign governments, changes in quota regulations and reductions in quota, by either the United States or foreign governments, or increases in duty rates applicable to these foreign-made goods imported into the United States, could cause products to become unavailable or wholesale prices to increase, resulting in increased prices at the retail level and a decrease in unit sales and gross margins. The Company is not currently aware of any such restrictions, sanctions, changes, reductions or increases which would have a material adverse effect on its results of operations. In addition, such operation may be adversely affected by exchange rate fluctuations. Any events giving rise to a delay in shipping of merchandise, or increased costs of transportation, including but not limited to increased energy prices and adverse weather conditions, could also have an adverse effect on the Company's earnings.


SUBORDINATION


     The payment of principal of, and interest on, and any premium or other amounts owing in respect of, the Notes will be effectively subordinated to the prior payment in full of all existing and future Senior Debt (as defined herein) of the Company and indebtedness of the Company's subsidiaries. As of May 31, 1996, as adjusted for this offering, including application of the proceeds thereof, and the repayment of certain indebtedness of the Company in May 1996 as described under "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Recent Developments", Senior Debt of the Company and the aggregate indebtedness of its subsidiaries, on a consolidated basis, totalled approximately $65,214,000, excluding accrued interest. The Notes do not contain any restrictions on the creation of additional Senior Debt or any other indebtedness of the Company or any subsidiary of the Company. Consequently, in the event of any bankruptcy, liquidation, dissolution, reorganization, or similar proceeding with respect to the Company, assets of the Company will be available to pay obligations on the Notes only after all Senior Debt of the Company has been paid in full, and there can be no assurance that there will be sufficient assets to pay amounts due on all or any of the Notes. In addition, the Company effectively operates through its network of approximately 1,300 subsidiaries. As a result, any right of the holders of the Notes to participate in the assets of any of the subsidiaries upon such subsidiary's liquidation or recapitalization will be effectively subordinated to the claims of such subsidiary's creditors, except to the extent that the Company is itself recognized as a creditor of such subsidiary.



DEPENDENCE ON DIVIDENDS AND OTHER ADVANCES FROM SUBSIDIARIES



     The Company is a holding company, substantially all of the operations of which are conducted through subsidiaries. Consequently, the Company relies principally on dividends or advances from its subsidiaries for the funds necessary for, among other things, the payment of principal of and interest on the Notes and the other indebtedness of the Company. The ability of such subsidiaries to pay dividends is subject to applicable state law and certain other restrictions, including restrictions contained in the revolving credit facility which restrict the ability of certain subsidiaries of the Company to pay dividends except for the purpose of paying corporate overhead consistent with past business practice, and the funding of certain investments permitted under such facility.


VOLATILITY OF PRICE OF COMMON STOCK

     The market price of the Company's Common Stock has been highly volatile in recent years and on November 28, 1995 reached a 52-week low of $2 1/16. Factors such as quarter-to-quarter variations in the Company's revenues and earnings and variations in monthly sales figures have caused and will continue to cause the market price of the Company's Common Stock to fluctuate significantly. In addition, in recent years the stock markets have experienced significant volatility, which often may be unrelated to the operating performance of the affected companies. Such volatility may also adversely affect the market price of the Company's Common Stock. See "Market Prices and Dividend Policy -- Market Prices".

DIVIDEND POLICY; RESTRICTIONS ON PAYMENT OF DIVIDENDS

     On October 2, 1995, the Company's Board of Directors announced an indefinite suspension of dividends on the Company's Common Stock. Additionally, the Company's revolving credit facility requires, among other things, that the Company not pay dividends on its Common Stock. See "Market Prices and Dividend Policy -- Dividends" and "Management's Discussion and Analysis of Financial Condition and Results of Operations". Certain institutional investors may invest only in dividend-paying equity securities or may operate under other restrictions that may prohibit or limit their ability to invest in the Common Stock.

SHAREHOLDERS RIGHTS PLAN AND CERTAIN OTHER ANTITAKEOVER PROVISIONS

     In April 1989, the Board of Directors adopted a Shareholder Rights Plan. In addition, the Company's Articles of Association and By-laws, as well as the Pennsylvania Business Corporation Law contains certain "antitakeover" provisions. See "Description of Capital Stock -- Shareholder Rights Plan" and "-- Antitakeover Provisions of Applicable Pennsylvania Law and the Company's Articles and Bylaws". Such Shareholders Rights Plan and provisions may discourage open market purchases of the Company's Common Stock or a non-negotiated tender or exchange offer for such stock and, accordingly, may limit a shareholder's ability to realize a premium over the market price of the Common Stock in connection with any such transaction.

LACK OF PUBLIC MARKET FOR THE NOTES


     The Company does not intend to list the Notes on any securities exchange or over-the-counter quotation system. The Notes are a new series of securities with no established trading market. The Company has been advised by the Underwriters that they intend to make a market in the Notes but they are not obligated to do so and may discontinue market making at any time without notice. No assurance can be given as to the liquidity of the trading market for the Notes or whether any active market will develop, and therefore the Notes may be considered an illiquid investment. See "Underwriting".


FORWARD LOOKING STATEMENTS

     This Prospectus contains certain forward looking statements concerning the Company's operations, performance and financial condition including, in particular, forward looking statements regarding the Company's expectations of future performance following implementation of its new business strategy, recent restructuring and expense reduction initiative and the expected benefits thereof. In addition, the information contained herein includes certain forward looking statements regarding store openings and closings, foreign sourcing operations, capital requirements and other matters. Such forward looking statements are subject to various risks and uncertainties. Actual results could differ materially from those currently anticipated due to a number of factors, including those identified under "Risk Factors" and elsewhere in this Prospectus.

                                USE OF PROCEEDS


     The net proceeds of this offering will be approximately $96,475,000 million. The Company intends to use a portion of such proceeds to repay all outstanding amounts under its term loans which totaled $35,624,000 as of May 31, 1996, plus accrued interest to the anticipated date of payment of approximately $42,200. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Financial Condition -- Liquidity and Capital Resources". The term loans mature on June 1, 1998. One term loan bears interest at 11.8% and the other term loan bears interest at 2% above the prime rate (10.25% at May 31, 1996). The balance of such net proceeds will be used for general corporate purposes. See "Capitalization" and "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Financial Condition -- Liquidity and Capital Resources".

                       RATIO OF EARNINGS TO FIXED CHARGES

     The ratio of earnings to fixed charges for each of the periods set forth below has been computed on a consolidated basis and should be read in conjunction with the Company's Consolidated Financial Statements and the notes thereto contained herein.


                      THIRTEEN WEEKS
                           ENDED                                         YEAR ENDED
                  -----------------------   ---------------------------------------------------------------------
                    MAY 4,     APRIL 29,    FEBRUARY 3,     JANUARY 28,   JANUARY 29,   JANUARY 30,   FEBRUARY 1,
                     1996         1995          1996           1995          1994          1993          1992
                  ----------   ----------   ------------    -----------   -----------   -----------   -----------
Ratio of earnings
  to fixed
  charges........         --           --             --        2.8           4.7           5.5           4.8
Deficiency of
  earnings to
  fixed charges
  (in
  thousands)..... $8,437,000   $6,367,000   $215,548,000(1)      --            --            --            --


- ---------------
(1) Excluding the restructuring charge in connection with the Restructuring Plan, earnings for Fiscal 1996 were insufficient to cover fixed charges by $112,548,000.

     The ratio of earnings to fixed charges is based on income from continuing operations and has been computed on a total enterprise basis. Earnings represent income (loss) before income taxes, cumulative effect of accounting change and fixed charges, net of capitalized interest. Fixed charges consist of interest expense before reduction for capitalized interest, debt amortization costs, and one-third (the percent deemed representative of the interest factor) of minimum lease payments.

                                 CAPITALIZATION


     The following table sets forth as of May 4, 1996 (i) the actual cash and cash equivalents, short-term debt and capitalization of the Company and (ii) the pro forma cash and cash equivalents, short-term debt and capitalization of the Company as adjusted to give effect to (A) the sale by the Company of the Notes and the application of the estimated net proceeds therefrom and (B) the partial repayment in May 1996 of $56,726,000 of the Company's term loans with the proceeds of an income tax refund. See "Use of Proceeds" and "Management's Discussion and Analysis of Financial Condition and Results of
Operations -- Recent Developments" This table should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the Company's Consolidated Financial Statements and the notes thereto appearing elsewhere in this Prospectus.



                                                                             QUARTER ENDED
                                                                              MAY 4, 1996
                                                                        ------------------------
                                                                         ACTUAL      AS ADJUSTED
                                                                        --------     -----------
                                                                             (IN THOUSANDS)
CASH AND CASH EQUIVALENTS.............................................  $ 24,360      $  85,211
                                                                        ========      =========
SHORT-TERM DEBT:
  Current portion - long-term debt....................................  $ 59,971      $     730
                                                                        ========      =========
LONG-TERM DEBT, EXCLUDING CURRENT PORTION:
  Total long-term debt, excluding current portion.....................  $ 35,623      $   2,514
  Notes offered hereby................................................        --        100,000
                                                                        --------      ---------
Total long-term debt, excluding current portion.......................    35,623        102,514
STOCKHOLDERS' EQUITY:
Common stock; $.10 par value, 300,000,000 shares authorized,
  103,851,659 shares issued and outstanding...........................    10,385         10,385
  Additional paid-in capital..........................................    57,259         57,259
Deferred employee compensation........................................    (3,439)        (3,439)
Unrealized losses on available-for-sale securities (net of income taxes
  of ($9))............................................................        13             13
  Retained earnings...................................................   350,034        350,034
                                                                        --------      ---------
TOTAL STOCKHOLDERS' EQUITY............................................   414,252        414,252
                                                                        --------      ---------
TOTAL CAPITALIZATION..................................................  $449,875      $ 516,766
                                                                        ========      =========

                       MARKET PRICES AND DIVIDEND POLICY

MARKET PRICES

     The Company's Common Stock is traded on the over-the-counter market and quoted on Nasdaq under the symbol "CHRS". The following table sets forth, for the periods indicated, the high and low closing sales prices for the Company's Common Stock as reported by Nasdaq.

                                                                       HIGH $     LOW $
                                                                      --------  ---------
          Fiscal 1993
            First Quarter...........................................  $16 7/16  $12 11/16
            Second Quarter..........................................   16 3/8    13 5/16
            Third Quarter...........................................   18 1/2    14 1/16
            Fourth Quarter..........................................   19        16 5/8


          Fiscal 1994
            First Quarter...........................................   19 1/8    13 3/4
            Second Quarter..........................................   18 1/4    12 1/4
            Third Quarter...........................................   14 7/8    11 1/2
            Fourth Quarter..........................................   14 1/4    10 3/4
          Fiscal 1995
            First Quarter...........................................   13 7/8    10 1/4
            Second Quarter..........................................   10 5/8     8 15/16
            Third Quarter...........................................    9 3/8     7 1/4
            Fourth Quarter..........................................    7 1/2     5 15/16
          Fiscal 1996
            First Quarter...........................................    6 5/8     5
            Second Quarter..........................................    5 3/8     3 7/8
            Third Quarter...........................................    5 5/8     2 1/4
            Fourth Quarter..........................................    3 1/2     2 1/8
          Fiscal 1997
            First Quarter...........................................    6 9/16    3
            Second Quarter (through June 21, 1996)..................    8 1/4     6 9/16



     On June 21, 1996, the last reported sales price of the Common Stock on Nasdaq was $6 5/8 per share. As of June 21, 1996, the Company's Common Stock was held of record by 3,281 holders. This number excludes individual stockholders holding stock under nominee security position listings.

DIVIDENDS

     The following table sets forth, for the periods indicated, the dividends declared and paid with respect to the Company's Common Stock.

                                                                             DIVIDENDS
                                                                             PER SHARE
                                                                             ---------
            Fiscal 1995
              First Quarter..............................................      $.0225
              Second Quarter.............................................       .0225
              Third Quarter..............................................       .0225
              Fourth Quarter.............................................       .0225
            Fiscal 1996
              First Quarter..............................................      $.0225
              Second Quarter.............................................       .0225
              Third Quarter..............................................          --
              Fourth Quarter.............................................          --
            Fiscal 1997
              First Quarter..............................................          --

     On October 2, 1995, the Company's Board of Directors announced an indefinite suspension of dividends on the Company's Common Stock. Additionally, the Company's revolving credit facility, entered into in November 1995, requires, among other things, that the Company not pay dividends on its Common Stock. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Financial Condition -- Liquidity and Capital Resources".

                  SELECTED FINANCIAL AND OPERATING INFORMATION


     The following table sets forth selected historical statement of income, operating and balance sheet data of the Company. The statement of income and balance sheet data for each fiscal year has been derived from the Company's consolidated financial statements, which have been audited by Ernst & Young LLP, independent auditors. Their report for each of the three fiscal years in the period ended February 3, 1996 appears elsewhere herein. The information set forth below should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the Consolidated Financial Statements and notes thereto of the Company contained elsewhere in this Prospectus. All references to years are to the fiscal year of the Company, which ends on the Saturday nearest January 31 in the following calendar year. All fiscal years for which financial information is set forth below had 52 weeks, with the exception of Fiscal 1996, which had 53 weeks.



                           THIRTEEN WEEKS ENDED                                        YEAR ENDED
                        ---------------------------     -------------------------------------------------------------------------
                           MAY 4         APRIL 29,      FEBRUARY 3,     JANUARY 28,     JANUARY 29,     JANUARY 30,   FEBRUARY 1,
                           1996            1995            1996            1995            1994            1993          1992
                        -----------     -----------     -----------     -----------     -----------     -----------   -----------
                                      (IN THOUSANDS, EXCEPT SHARE AND PER SHARE AMOUNTS, RATIOS AND OPERATING DATA)
STATEMENT OF INCOME
  DATA:
  Net sales...........  $   237,454     $   244,342     $ 1,102,384     $ 1,272,693     $ 1,254,122     $ 1,178,714   $ 1,020,656
  Costs of goods sold,
    buying and
    occupancy
    expenses..........      184,122         186,777         917,064         932,138         863,381         804,963       705,047
  Gross profit(1).....       53,332          57,565         185,320         340,555         390,741         373,751       315,609
  Interest expense....        2,888             539           3,666           2,304           2,557           2,958         3,473
  Restructuring
    charge............           --              --         103,000(2)           --              --              --            --
  Income (loss) before
    income taxes and
    cumulative effect
    of accounting
    change............       (8,437)         (6,069)       (214,988)         62,519         111,732         119,133        85,472
  Net income (loss)...       (6,158)         (4,370)       (139,241)         44,689          79,756(3)       81,127        58,302
  Net income (loss)
    per
    share(4)..........         (.06)           (.04)          (1.35)            .42             .74(3)          .75           .55
  Dividends per
    share.............           --(5)         .023            .045(5)          .09             .09             .08           .06
  Weighted average
    number of common
    shares and share
    equivalents(4)....  103,509,837     102,922,381     103,038,224     107,207,660     108,390,583     108,681,305   106,267,242
  Ratio of earnings to
    fixed
    charges(6)........           --(7)           --(7)           --(7)          2.8             4.7             5.5           4.8
OPERATING DATA:
  Percentage increase
    (decrease) in
    total comparable
    store sales.......          2.9%          (22.8)%         (17.1)%          (6.3)%          (1.8)%           6.5%          6.2%
  Net sales per square
    foot(8)...........          $20             $19             $85            $105            $120            $130          $126
  Number of stores
    open at the end of
    the period........        1,225           1,416           1,301           1,428           1,333           1,220         1,137
  Total square footage
    at the end of the
    period............   11,504,000      13,073,000      12,238,000      13,073,000      11,468,000       9,695,000     8,667,000
  Capital
    expenditures......  $ 2,164,000     $10,488,000     $30,007,000     $75,656,000     $79,023,000     $64,988,000   $46,678,000
  Depreciation and
    amortization......  $11,363,000     $12,540,000     $49,183,000     $49,459,000     $46,084,000     $38,577,000   $34,684,000
  Working capital
    turnover(9).......          1.2             1.3             5.6             6.8             6.6             6.2           6.4
BALANCE SHEET DATA (AS
  OF
  PERIOD END):
  Working capital.....  $   200,384     $   181,496      $  199,457      $  191,815      $  181,906      $  200,083    $  182,289
  Total assets........      679,517         872,964         681,746         840,809         829,233         737,251       637,015
  Long-term debt,
    including current
    portion...........       95,594          22,122          95,793          22,300          27,303          31,074        36,019
  Total stockholders'
    equity............      414,252         553,402         419,029         558,822         522,100         445,309       362,208

- ---------------
(1) Gross profit equals net sales less cost of goods sold, buying and occupancy expenses.

(2) During the fourth quarter of Fiscal 1996, the Company's Board of Directors approved the Restructuring Plan that resulted in a fourth quarter pre-tax charge of $103,000,000. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Results of
    Operations -- Restructuring Charge".

(3) Net income and net income per share for the fiscal year ended January 29, 1994 is after an increase for the cumulative effect of an accounting change of $3,991,000 or $0.04 per share. See Notes to Consolidated Financial Statements "Summary of Significant Accounting Policies -- Income Taxes" contained herein.

(4) Net income per common share is based on the weighted average number of shares and share equivalents outstanding during each period. Common stock equivalents include the effect of dilutive stock options. Share equivalents are not included in the weighted average shares outstanding for determining net loss per common share as the result would be antidilutive.

(5) On October 2, 1995, the Company's Board of Directors announced an indefinite suspension of dividends on the Company's Common Stock. See "Market Prices and Dividend Policy".

(6) The ratio of earnings to fixed charges is based on income from continuing operations and has been computed on a total enterprise basis. Earnings represent income (loss) before income taxes, cumulative effect of accounting change and fixed charges, net of capitalized interest. Fixed charges consist of interest expense before reduction for capitalized interest, debt amortization costs, and one-third (the percent deemed representative of the interest factor) of minimum lease payments.


(7) Earnings for the thirteen weeks ended May 4, 1996 and April 29, 1995 and for Fiscal 1996 were insufficient to cover fixed charges by $8,437,000, $6,367,000 and $215,548,000, respectively. Excluding the restructuring charge in connection with the Restructuring Plan, earnings for Fiscal 1996 were insufficient to cover fixed charges by $112,548,000.


(8) Net sales per square foot is determined by dividing total net sales by the average of total square footage at the beginning and end of each fiscal quarter.

(9) Working capital turnover is determined by dividing total net sales by the average of working capital at the beginning and end of the period.

          MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
                           AND RESULTS OF OPERATIONS

RECENT DEVELOPMENTS

     During May 1996, the Company received a $56,726,000 income tax refund as a result of net operating loss carrybacks for taxes paid in prior years. In accordance with the terms of the Company's $82,862,000 term loan entered into in November 1995, the tax refund has been used to reduce the amount of such term loan to $26,136,000 as of May 15, 1996. In addition, as a result of such payment, a letter of credit in the amount of $22,000,000 issued under the Company's revolving credit facility as security for the payment of such tax refund has been cancelled and a $7,000,000 cash deposit in support of such letter of credit has been released. As a result of the release of such cash deposit, the maximum availability under the revolving credit facility has been reduced from $157,000,000 to $150,000,000, subject to limitations based upon eligible inventory.

RESULTS OF OPERATIONS


  FINANCIAL SUMMARY


     The following table sets forth certain financial data expressed as a percentage of net sales and on a comparative basis:


                                                                                             PERCENTAGE INCREASE (DECREASE)
                                           PERCENTAGE OF NET SALES                                  FROM PRIOR YEAR
                           --------------------------------------------------------     ----------------------------------------
                           FIRST QUARTER   FIRST QUARTER   FISCAL   FISCAL   FISCAL      FIRST QUARTER      FISCAL      FISCAL
                            FISCAL 1997     FISCAL 1996     1996     1995     1994      FISCAL 1996-1997   1995-1996   1994-1995
                           -------------   -------------   ------   ------   ------     ----------------   ---------   ---------
Net sales................     100.0%          100.0%        100.0%   100.0%  100.0%            (2.8)%         (13.4)%      1.5%
Cost of goods sold,
  buying and occupancy
  expenses...............       77.5            76.5         83.2     73.2    68.9             (1.4)           (1.6)       8.0
Selling, general and
  administrative
  expenses...............       25.0            26.6         27.1     22.4    22.8             (8.6)            5.0       (0.2)
Interest.................        1.2             0.2          0.3      0.2     0.2            435.8            59.1       (9.9)
Restructuring charge.....         --              --          9.3       --      --               NA              NA         NA
Income tax (benefit)
  expense................        1.0             0.7         (6.9)     1.4     2.9            (39.0)             NA      (50.4)
Net income (loss)........        2.6             1.8        (12.6)     3.5     6.1(1)         (40.9)             NA      (41.0)


- ---------------
(1) Net income for the fiscal year ended January 29, 1994 is before the cumulative effect of an accounting change of $3,991,000 or $.04 per share. See Notes to Consolidated Financial Statements "Summary of Significant Accounting Policies -- Income Taxes".


  IMPLEMENTATION OF NEW BUSINESS STRATEGY AND RECENT RESTRUCTURING


     Dorrit J. Bern joined the Company as President and Chief Executive Officer in September 1995. During the fourth quarter of Fiscal 1996, Ms. Bern and her new management team began implementing a new business strategy in response to the Company's declining sales productivity and profit performance. This strategy is aimed at enhancing sales productivity and improving financial performance beginning in Fiscal 1997 through expansion of the variety of choices in its merchandise assortment, improvement in merchandise quality and implementation of a more realistic value pricing strategy. In addition, the Company is expanding its merchandise assortment in previously underdeveloped products, such as career wear and dresses, and petite sizes are being offered for the first time. As part of this new business strategy, management has placed increased focus on meeting the demands of its primary customers. Such customers are generally in the 20 to 45 year old age group, and in the lower-middle to middle income range, and tend to follow, rather than set, fashion trends. Therefore, the Company, which had previously placed heavy reliance on internally developed product sourced overseas, has shifted a significant portion of its purchases to the domestic market, allowing management to decrease lead times and respond more quickly to current fashion trends. The Company continues to use its overseas sourcing operation, which has been reorganized to support this strategic change, to procure basic low-risk commodity merchandise. Management expects that this strategy will likely result in lower initial unit sales prices and higher unit costs of merchandise product. However, management also believes that such results will be offset by (i) a reduced need for aggressive price promotions, resulting in improved gross margins, (ii) increased sales productivity and (iii) enhanced inventory management flexibility, resulting in reduced inventory investment, in each case as compared to Fiscal 1996. Due to purchase commitments made by the Company in Fiscal 1996 for planned sales in Fiscal 1997, the full effect of this strategic change is not expected until the latter half of Fiscal 1997.

     During the fourth quarter of Fiscal 1996, the Company's Board of Directors approved the Restructuring Plan to support the Company's new business strategy. The Restructuring Plan resulted in a fourth quarter pre-tax charge of $103,000,000. The primary components of the Restructuring Plan are (i) the planned closing through Fiscal 1997 of 290 under-performing Fashion Bug(R) and Fashion Bug Plus(R) stores, (ii) the reorganization and reduction of foreign merchandise sourcing operations discussed above and (iii) reductions in corporate support operations which were not necessary to support the Company's new business strategy. The pre-tax operating loss for Fiscal 1996 for these 290 stores, exclusive of the restructuring charge and before allocation of fixed overhead, was approximately $34,000,000. Given the Company's disappointing performance in Fiscal 1996 and the implementation of its new business strategy, however, such operating loss is not indicative of future savings resulting from the closing of such stores. The Company has also implemented an expense reduction initiative to further reduce operating costs. The primary components of this initiative are (i) the further reduction of distribution, merchandising, and administrative personnel, (ii) the renegotiation of store lease obligations and (iii) the reduction of various other overhead costs. The Restructuring Plan and the further expense reduction initiative are expected to result in a workforce reduction of approximately 2,300 store employees and 800 non-store employees. In addition, the Company (i) entered into an agreement with a commercial finance company to provide a revolving credit facility with a maximum availability of $157,000,000, subject to limitations based upon eligible inventory, (ii) negotiated the conversion of $82,862,000 of existing trade obligations into a term loan and (iii) renegotiated an outstanding term loan in the amount of $9,488,000. As described above under " -- Recent Developments", the maximum availability under the Company's revolving credit facility was reduced to $150,000,000 following release of a $7,000,000 cash deposit in May 1996. This resulted from the receipt of the Company's $56,726,000 tax refund which was used to repay a portion of the Company's $82,862,000 term loan.


     As of the end of Fiscal 1996, the Company had closed 122 stores as part of the Restructuring Plan. As of May 4, 1996 the Company had closed 200 stores. The remaining stores are expected to be closed during the remainder of Fiscal 1997. As of the end of Fiscal 1996, approximately 960 store employees and 250 non-store employees had been terminated. As of May 4, 1996 approximately 1,500 store employees and 600 non-store employees had been terminated.



  THIRTEEN WEEKS ENDED MAY 4, 1996 AND APRIL 29, 1995



  Net Sales



     Net sales for the first quarter of Fiscal 1997 totaled $237,454,000, a 2.8% decrease from $244,342,000 for the corresponding period of Fiscal 1996. This was primarily due to a reduction in the number of retail stores from 1,416 on April 29, 1995 to 1,225 on May 4, 1996 as a result of the implementation of the Company's Restructuring Plan. Sales of stores closed since the first quarter of Fiscal 1996 equalled 10.2% of sales for the first quarter of Fiscal 1996. The Company, however, experienced a 2.9% increase in the first quarter of Fiscal 1997 in comparable store sales (sales generated by stores in operation during the same weeks of each period) as compared to Fiscal 1996. The increase in comparable store sales was primarily attributable to increased sales of career sportswear, dresses, men's and accessory merchandise. In addition, Fiscal 1997 first quarter sales from new stores opened less than a full year equaled 3.4% of Fiscal 1996 first quarter sales.



  Cost of Goods Sold, Buying and Occupancy Expenses



     Cost of goods sold, buying and occupancy expenses expressed as a percentage of sales increased 1.0% in the first quarter of Fiscal 1997 as compared to the corresponding period of Fiscal 1996, primarily as a result of an increase in the Company's cost of goods sold as a percentage of sales as compared to the corresponding period of Fiscal 1996. This increase was due to (i) higher retail markdowns on merchandise which was purchased in Fiscal 1996 prior to the implementation of the Company's new merchandise strategy and (ii) higher average unit merchandise costs as a result of the shift of a portion of the Company's purchases to the domestic market. See "-- Implementation of New Business Strategy and Recent Restructuring". This increase in costs was partially offset by a change to a more realistic value pricing strategy, which resulted in a reduction in retail markdowns on merchandise purchased under the new merchandise strategy. However, due to purchase commitments made by the Company in Fiscal 1996 for planned sales in Fiscal 1997, the full effect of this strategic change was not realized in the first quarter of Fiscal 1997. The increase in cost of goods sold as a percentage of sales was partially offset by a decrease in buying and occupancy expenses, as a percentage of sales, as a result of (i) the elimination of occupancy expenses in the 200 under-performing stores closed as of the end of the first quarter of Fiscal 1997 as part of the Company's Restructuring Plan and (ii) savings achieved as part of the Company's expense reduction initiative.



  Selling, General and Administrative Expenses



     Selling, general and administrative expenses expressed as a percentage of sales decreased 1.6% in the first quarter of Fiscal 1997 as compared to the corresponding period of Fiscal 1996. This was primarily attributable to a reduction in personnel. The reduction resulted from (i) the closing of 200 under-performing stores as part of the Company's Restructuring Plan and (ii) other reductions of sales and administrative personnel as part of the Company's expense reduction initiative.



  Interest Expense



     Interest expense increased in the first quarter of Fiscal 1997 as compared to the corresponding period of Fiscal 1996 primarily due to the renegotiation of the terms of certain of the Company's outstanding liabilities and the resulting increase in long-term debt in the fourth quarter of Fiscal 1996. Additionally, during the first quarter of Fiscal 1997 the Company incurred interest expense as a result of seasonal borrowings under its revolving credit facility.



  Income Tax (Benefit) Expense



     The income tax benefit for the first quarter of Fiscal 1997 was 27% of the Company's pre-tax loss, as compared to 28% of the pre-tax loss for the first quarter of Fiscal 1996.



  FISCAL 1996, 1995 AND 1994


  Net Sales

     Net sales for Fiscal 1996 totaled $1,102,384,000, a 13.4% decrease from $1,272,693,000 for the fiscal year ended January 28, 1995 ("Fiscal 1995"). The Company experienced a 17.1% decrease in Fiscal 1996 from Fiscal 1995 in comparable store sales (sales generated by stores in operation during the same weeks of each period). In addition, sales from new stores open less than a full year equaled 5.4% of Fiscal 1995 sales; sales of stores closed in Fiscal 1996 equaled 2.7% of Fiscal 1995 sales; and an additional week of sales in Fiscal 1996 equaled 1.1% of Fiscal 1995 sales. The number of retail stores decreased from 1,428 on January 28, 1995 to 1,301 on February 3, 1996.

     Sales for the fourth quarter of Fiscal 1996 totaled $321,822,000, a 6.8% decrease from $345,382,000 for the corresponding period of Fiscal 1995. The Company experienced a 10.5% decrease in the fourth quarter of Fiscal 1996 from the fourth quarter of Fiscal 1995 in comparable store sales. In addition, sales from new stores open less than a full year equaled 3.7% of Fiscal 1995 fourth quarter sales; sales of stores closed in Fiscal 1996 equaled 3.9% of Fiscal 1995 fourth quarter sales; and, an additional week of sales in the fourth quarter of Fiscal 1996 equaled 4.2% of Fiscal 1995 fourth quarter sales.

     The decreases in sales were primarily attributable to a disappointing response to the Company's merchandise assortment resulting in aggressive price reductions to stimulate customer demand. In addition, the Company was also affected by a continuing general weakness in women's apparel sales. The Company believes that its new merchandising strategy should reduce the risks associated with predicting emerging fashion trends and, combined with a new marketing strategy of realistic value pricing, should reduce the need for aggressive price reductions in the future.

     The net sales increase of 1.5% in Fiscal 1995 was primarily attributable to the sales generated from the net addition of new stores which was partially offset by a 6.3% decrease in comparable store sales. Net sales for the fourth quarter of fiscal 1995 decreased 3.3% as compared to the corresponding period during the fiscal year ended January 29, 1994 ("Fiscal 1994"). This decrease in sales was primarily due to a 10.1% decrease in comparable store sales which was partially offset by sales attributable to newly-opened stores.


  Cost of Goods Sold, Buying and Occupancy Expenses


     Cost of goods sold, buying and occupancy expenses expressed as a percentage of sales increased 10.0% in Fiscal 1996 as compared to the prior year and increased 4.3% in Fiscal 1995 as compared to Fiscal 1994. The Company's cost of goods sold in relation to sales increased during Fiscal 1996, and to a lesser extent in Fiscal 1995, as a result of aggressive price reductions initiated to stimulate consumer demand, which caused a reduction in merchandise gross margins. In Fiscal 1996, merchandise price reductions were taken earlier, more frequently and more aggressively than in Fiscal 1995.

     Buying and occupancy expenses, which are relatively unaffected by comparable store sales fluctuations, increased in Fiscal 1996 and Fiscal 1995, as a percentage of sales, as a result of spreading these costs over decreased comparable store sales.

     Cost of goods sold, buying and occupancy expenses expressed as a percentage of sales increased 15.7% in the fourth quarter of Fiscal 1996 as compared to the corresponding period of Fiscal 1995 and increased 8.2% in the fourth quarter of Fiscal 1995 as compared to the corresponding period of Fiscal 1994. During the fourth quarter of Fiscal 1996 and Fiscal 1995, the Company's cost of goods sold as a percentage of sales increased as compared to cost of goods sold as a percentage of sales for the corresponding period of the previous fiscal year. The increases resulted from aggressive price reductions initiated to stimulate consumer demand. Buying and occupancy expenses, as a percentage of sales, increased in both the fourth quarter of Fiscal 1996 and the fourth quarter of Fiscal 1995 as a result of spreading these costs over decreased comparable store sales.


  Selling, General and Administrative Expenses


     Selling, general and administrative expenses expressed as a percentage of sales increased 4.7% in Fiscal 1996 as compared to Fiscal 1995. This was primarily attributable to an increase in advertising and promotional expenses as a result of promotions to stimulate customer demand and the effect of lower comparable store sales on relatively fixed general and administrative costs. In Fiscal 1995, selling, general and administrative expenses, as a percentage of sales, decreased 0.4% from Fiscal 1994. The primary reason for the decrease was the favorable effect of the lower cost of servicing the Company's proprietary credit card program as compared to the corresponding period of the prior fiscal year. This was partially offset by the effect of lower comparable store sales on relatively fixed general and administrative expenses.

  Interest Expense

     Interest expense increased in Fiscal 1996 primarily due to renegotiation of the terms of certain of the Company's outstanding liabilities and the resulting increase in long-term debt in November 1995. See " -- Financial
Condition -- Liquidity and Capital Resources" and Notes to Consolidated Financial Statements "Debt". Interest expense remained relatively constant in Fiscal 1995.

  Restructuring Charge

     During the fourth quarter of Fiscal 1996, the Company's Board of Directors approved the Restructuring Plan that resulted in a fourth quarter pre-tax charge of $103,000,000. The restructuring charge includes an amount of $58,878,000 related to the closing of the 290 stores, including (i) $39,260,000 for the write-off of store fixtures, equipment and inventories, (ii) $17,270,000 for the early termination of store leases and (iii) $2,348,000 for severance benefits and other expenses. Charges of $34,487,000 relate to the reorganization of foreign merchandise sourcing operations. These charges include the write-off of joint venture investments and advances, settlements related to non-fulfillment of production commitments, employee severance benefits, and the write-down of other Company-owned investments. Other charges include $5,445,000 for severance benefits and a $4,190,000 write-off of surplus store construction fixtures and equipment.


  Income Tax (Benefit) Expense

     The income tax benefit for Fiscal 1996 was $75,747,000, resulting in a 35.2% effective rate, compared with a $17,830,000 income tax expense, resulting in a 28.5% effective tax rate for Fiscal 1995. The increase in the effective tax rate is primarily attributable to a reduction in tax-exempt investment income and other non-taxable permanent differences. This compares with a $35,967,000 income tax expense, resulting in a 32.2% effective tax rate for Fiscal 1994. The decrease in the effective tax rate for Fiscal 1995 as compared to Fiscal 1994 is attributable to an increase in tax-exempt investment income and other non-taxable permanent differences. See Notes to Consolidated Financial Statements "Income Taxes".

  PERFORMANCE ANALYSIS

     The following ratios measure the Company's overall performance as shown by the return on average stockholders' equity and return on average total assets.


                                              FIRST QUARTER   FIRST QUARTER   FISCAL     FISCAL     FISCAL
                                               FISCAL 1997     FISCAL 1996     1996       1995       1994
                                              -------------   -------------   ------     ------     ------
Net return on average stockholders'
  equity....................................       (1.5)%          (0.3)%      (28.5)%      8.3%      16.5%
Net return on average total assets..........       (0.9)           (0.2)       (18.3)       5.4       10.2


FINANCIAL CONDITION


  LIQUIDITY AND CAPITAL RESOURCES


     The Company's primary sources of working capital are cash flow from operations, and its proprietary credit card receivables securitization agreements and revolving credit facility described below. The Company considers, and currently uses for internal management purposes, the following measures of liquidity and capital resources:


                                                  FIRST QUARTER    FISCAL       FISCAL       FISCAL
                                                   FISCAL 1997      1996         1995         1994
                                                  -------------   --------     --------     --------
                                                                (DOLLARS IN THOUSANDS)
Working capital.................................    $ 200,384     $199,457     $191,815     $181,906
Cash provided by (used in) operating
  activities....................................         (648)     (55,434)      70,700       90,236
Current ratio...................................          1.9          2.0          1.8          1.7
Debt to equity ratio............................         23.1%        22.9%         4.0%         5.2%



     The Company's net cash used in operations decreased $2,997,000 in the first quarter of Fiscal 1997 as compared to the corresponding period of Fiscal 1996. The primary reasons for this decrease were a decrease in the Company's merchandise inventories, net of accounts payable, an increase in accrued expenses and a decrease in prepayments and other. These changes were partially offset by an increase in the net loss for the first quarter of Fiscal 1997 as compared to the corresponding period of Fiscal 1996, a decrease in depreciation and amortization, and an increase in the income tax refund receivable.


     The Company's cash flow from operations decreased $126.1 million in Fiscal 1996 as compared to Fiscal 1995. The primary reason for this decrease was a $139.2 million loss in Fiscal 1996 as compared to $44.7 million of net income in Fiscal 1995. In addition, the increases in the income tax refund receivable and current deferred taxes served to further reduce cash flow from operations. However, the effects of losses from abandonment of capital assets, the accrual of restructuring expenses, the reduction of merchandise inventories, net of accounts payable, and the reduction of prepayments contributed to offset the majority of the negative impact on cash flow from operations. In Fiscal 1995, the Company's cash flow from operations decreased $19.5 million as compared to Fiscal 1994. This was primarily as a result of a reduction in net income of $35.1 million and a reduced benefit from an increase in accrued expenses which was offset in part by a reduction in the net investment in inventory. During Fiscal 1996, the Company liquidated a significant portion of its portfolio of available for sale securities to provide additional cash for its operations.



     In November 1995, the Company entered into an agreement with a commercial finance company to provide a revolving credit facility with a maximum availability of $157,000,000, subject to limitations based upon eligible inventory. As described above under "-- Recent Developments", the maximum availability under such facility following receipt of the Company's $56,726,000 tax refund and release of a $7,000,000 cash deposit with the commercial finance company in May 1996, was reduced to $150,000,000. The primary purpose of this facility, which expires on June 1, 1998, is to enable the Company to issue letters of credit for overseas purchases of merchandise as well as to provide for seasonal cash borrowings. This facility is secured by merchandise inventory, cash, mortgages on the Company's Bensalem, Pennsylvania and Greencastle, Indiana corporate and distribution facilities, rights to mortgages on certain retail store properties, liens on the cash surrender value of Company-owned life insurance policies and certain other Company assets. As of May 4, 1996, the availability under this facility was approximately $127,713,000, against which the Company had outstanding letters of credit of $66,391,000 and short-term seasonal borrowings of $5,910,000. This agreement, as well as the term loans discussed below, requires that, among other things, the Company maintain a minimum net worth of $350,000,000 and not pay dividends on its Common Stock.


     In November 1995, the Company renegotiated portions of existing trade obligations. As a result, $82,862,000 of trade acceptances which had been recorded as accounts payable were converted into a term loan. The loan is scheduled to mature on June 1, 1998. The loan is secured by mortgages on the Company's Bensalem, Pennsylvania and Greencastle, Indiana corporate and distribution facilities, mortgages on certain retail store properties, liens on the cash surrender value of Company-owned life insurance policies and liens on all income tax refunds. The loan is also secured by liens on merchandise inventory, equipment and certain other Company assets. The Company is required to make payments on the loan equal to the proceeds of all income tax refunds, and among other things, certain asset sales and a portion of the proceeds of any debt or equity offerings. As described above under "-- Recent Developments", the Company's $56,726,000 tax refund was used to repay a portion of such term loan in May 1996.

     Additionally, the Company renegotiated an outstanding term loan in the amount of $9,488,000. This note originally had scheduled annual amortizations through 1998 and carried an interest rate of 9.3%. The loan presently carries an interest rate of 11.8%, is due June 1, 1998 and is secured by the same collateral as the aforementioned term loan, although priority with respect to the collateral varies. The Company is required to make payments on the loan equal to the proceeds of, among other things, certain asset sales and a portion of the proceeds of any debt or equity offerings.


     A portion of the proceeds of this offering will be used to repay all outstanding amounts under the aforementioned term loans which at May 31, 1996 totaled in aggregate approximately $35,624,000, plus accrued interest to the anticipated date of repayment of approximately $42,200.


     The Company has formed a trust to which it has transferred, at face value, its interest in receivables created under the Company's proprietary credit card program. The Company, together with the trust, has entered into various agreements whereby it can sell, on a revolving basis, interests in these receivables for a specified term. When the revolving period terminates, an amortization period begins whereby the principal payments are made to the party with whom the trust has entered into the securitization agreement. Through the end of Fiscal 1996, the trust has securitized $371.8 million of receivables, of which $28.5 million were retained by the Company. See Notes to Consolidated Financial Statements "Asset Securitization".

     These securitization agreements improve the overall liquidity of the Company and lessen the effect of interest rate volatility by providing short-term sources of funding. The agreements provide for the Company to continue to service the credit card receivables and control credit policies. This control allows the Company to fund continued credit card receivable growth and to provide the appropriate customer service and collection activities. Accordingly, its relationship with its credit card customers is not affected by these agreements.

     The Company has historically entered into interest-rate swap and interest-rate cap agreements to reduce the impact of increases in interest rates on the Company's floating-rate credit card securitizations. During

1996, the Company terminated all of its interest-rate swap agreements and no such agreements were outstanding as of the end of Fiscal 1996. The Company had entered into interest-rate cap agreements with an aggregate notional amount of $538.9 million as of the end of Fiscal 1996. See Notes to Consolidated Financial Statements "Derivative Financial Instruments Held For Purposes Other Than Trading".

     The Company believes that cash flow from operations, its proprietary credit card receivables securitization agreements and its revolving credit facility are sufficient to support current operations. The Company continues, however, to evaluate alternative financing options.

  Capital Requirements


     In the first quarter of Fiscal 1997, capital expenditures amounted to $2,164,000 primarily for the fixturing of existing retail stores. The capital required for these expenditures was partially provided through short-term borrowings. Capital expenditures amounted to $30.0 million, $75.7 million, $79.0 million in Fiscal 1996, 1995 and 1994, respectively. These expenditures were primarily for new store construction, the remodeling and expansion of existing stores and the expansion of the Company's Greencastle, Indiana distribution center.


     During Fiscal 1997, the Company anticipates capital expenditures of approximately $8 million, which are principally for the fixturing of existing retail stores. The Company plans to open approximately 4 stores during Fiscal 1997. It is anticipated that the funds required for capital expenditures will be financed principally through internally generated funds.

     The Company has estimated debt maturity payments of $57.7 million in Fiscal 1997. This is comprised primarily of required amortization of one of the Company's term loans as a result of income tax refunds of approximately $57.0 million anticipated as of the end of Fiscal 1996. See "-- Recent Developments".


     In connection with the Restructuring Plan, as of May 4, 1996 and the end of Fiscal 1996, the Company had approximately $11,544,000 and $19,983,000, respectively of accrued, unpaid restructuring costs, of which approximately $4,220,000 and $7,390,000, respectively, relate to severance benefits. These costs, which are included in current liabilities, are expected to be paid by the end of Fiscal 1997.



     The Company paid no cash dividends during the first quarter of Fiscal 1997 as compared to $2,320,000 during the corresponding period of Fiscal 1996. Cash dividends were $4,634,000 during Fiscal 1996 as compared to $9,255,000 during Fiscal 1995. On October 2, 1995, the Company's Board of Directors announced an indefinite suspension of dividends on the Company's Common Stock. In addition, the Company's revolving credit facility and term loans (discussed above) require the Company to refrain from paying dividends on its Common Stock during the term of such agreements.


  Inflation


     The Company's financial statements are presented on a historical cost basis. The Company believes that the impact of inflation has not been material to its financial condition and results of operations during the periods presented.


  Adoption of New Accounting Standards


     The Company adopted the provisions of SFAS 121, "Accounting for the Impairment of Long-Lived Assets and For Long-Lived Assets to be Disposed Of" and SFAS 123, "Accounting for Stock-Based Compensation" for the fiscal year which began February 4, 1996. The adoption of these standards has not had a material impact on the Company's financial statements. SFAS 123 provides two alternative forms of accounting for stock compensation: pro-forma disclosure of the effects on net income and earnings per share, or a charge to earnings. The Company will adopt the pro-forma disclosure alternative in its financial statements.

                            DESCRIPTION OF BUSINESS

GENERAL

     Charming Shoppes, Inc. operates a chain of Fashion Bug(R) and Fashion Bug Plus(R) stores selling moderately and popularly priced women's specialty apparel. Fashion Bug(R) stores specialize in selling a wide variety of fashionable merchandise, including junior, misses, large-size and girls-size sportswear, dresses, coats, lingerie, accessories and casual footwear. Fashion Bug Plus(R) stores specialize in similar merchandise for the large-size customer. An assortment of men's casual apparel and accessories is also available in most Fashion Bug(R) stores and certain stores carry a selection of petite women's apparel. The Company's stores sell both brand-name and private label merchandise. As of May 4, 1996, the Company operated a total of 1,225 stores in 46 states, the substantial majority of which are located in strip shopping centers in the Northeast quadrant of the United States. 1,159 of such stores were operated as Fashion Bug(R) stores, with the remainder operated as Fashion Bug Plus(R) stores.

     From Fiscal 1990 to Fiscal 1994, the Company significantly expanded its market presence in the value oriented women's specialty apparel industry as the number of Fashion Bug(R) and Fashion Bug Plus(R) stores grew from 1,013 in Fiscal 1990 to 1,333 in Fiscal 1994. Net income increased from $36,410,000 to $75,765,000 during the same period. The Company pursued a strategy of (i) offering its customer one-stop shopping for her apparel needs, gradually expanding the variety and depth of its merchandise assortment, (ii) strategically locating its stores in strip shopping centers which have lower store occupancy costs as compared to malls and (iii) increasing the internal development of fashion merchandise and its manufacture in lower cost foreign markets, which by Fiscal 1994 accounted for approximately 59% of the Company's purchases.

     In Fiscal 1995, then-current management made the strategic decision to increase significantly the Company's reliance on overseas sourcing, narrow the assortment of merchandise offered and increase the initial markup on its merchandise to allow for increased promotional pricing. By Fiscal 1996, over 70% of the Company's merchandise was developed in-house by product developers and then purchased from overseas sources which generally required lead times of six to twelve months in advance of the selling season. A higher initial markup was achieved on the products purchased overseas, but because foreign sourcing required such lengthy lead times, the Company was unable to react quickly to changes in fashion trends. In addition, the customer did not respond favorably to the Company's narrow merchandise selections. As a result, sales productivity and profitability declined sharply from Fiscal 1994 levels resulting in a significant loss in Fiscal 1996.

NEW MANAGEMENT TEAM

     In response to this declining sales productivity and profit performance, the Company made significant changes in its management, with Dorrit J. Bern joining the Company as President and Chief Executive Officer in September 1995. Ms. Bern had been employed by Sears, Roebuck & Co. ("Sears") since 1987 and had most recently held the position of Group Vice President for Women's Apparel and Home Fashions at Sears. Ms. Bern was instrumental in the creation and execution of the women's apparel strategy at Sears. In addition to Ms. Bern, the Company is led by new senior merchandising executives, a newly appointed Chief Financial Officer and a new Executive Vice President of Sourcing.

NEW BUSINESS STRATEGY


     Under the direction of Ms. Bern and her new management team, during the fourth quarter of Fiscal 1996 management re-examined many aspects of the Company's business strategy and made significant changes in merchandising, marketing, purchasing, distribution and finance. The new business strategy is aimed at enhancing sales productivity and improving financial performance, while capitalizing on the Company's competitive strengths. The Company believes that such strengths include (i) the Company's strategically located stores (the substantial majority of which are located in strip shopping centers which have lower store occupancy costs as compared to malls), (ii) its customer base, including approximately 3,300,000 active proprietary credit card customers, (iii) its existing management information systems and (iv) its recently upgraded distribution centers. During the fourth quarter of Fiscal 1996, the Board of Directors approved a restructuring plan to support the Company's new business strategy and management implemented an expense reduction initiative to further reduce operating costs. The Company's new business strategy focuses on meeting the demands of its primary customers, which management believes are generally 20 to 45 year old women with lower-middle to middle incomes who look for value, fashion and convenience. The Company believes that these customers tend to follow fashion trends and visit strip shopping centers more frequently than malls for their shopping needs because of the mix of the tenants in, and the convenience of, strip shopping centers.


     - Improved Merchandise Selection. The Company has responded to the needs of its customers by expanding the variety of choices in its merchandise assortment. Furthermore, the Company is expanding its merchandise assortment in previously underdeveloped products such as career wear and dresses, and petite sizes are being offered for the first time. Product assortments are also being tailored to area demographics, and merchandise will be available for six distinct seasons -- spring, summer, transitional, fall, holiday and transitional -- rather than two seasons as in the past. In addition, the Company has raised its quality standards with respect to merchandise fabrication, construction and fit.

     - Switch to A More Realistic Value Pricing Strategy. The Company has implemented a more realistic value pricing strategy which reduces the initial price markup of fashion merchandise in order to increase the percentage of sales at the ticketed price. Management believes this new strategy should result in a greater degree of credibility with the customer, reducing the need for aggressive price promotions. The Company expects to continue to achieve a higher initial markup in basic low-risk commodity merchandise that is purchased through its overseas sourcing operation.

     - Shift to Responsive Sourcing Strategy. The Company, which had previously placed heavy reliance on internally developed product sourced overseas, has shifted a significant portion of its purchases to the domestic market. This allows management to respond more quickly to current fashion trends. While overseas sourcing resulted in lower product costs and increased initial markups, six to twelve month lead times were generally required to procure merchandise. Use of the domestic market allows the Company to make purchase decisions generally with two to four month lead times and quickly replenish merchandise inventory as necessary (generally with one to two month lead times). The Company continues to use its overseas sourcing operation, which has been reorganized to support this strategic change, to procure basic low-risk commodity merchandise. Management expects that such merchandise will account for approximately 35% of the Company's purchases in Fiscal 1997.

     - Shift Toward Direct Mail and Mass-Media Advertising. The Company has shifted a greater proportion of its advertising expenditures from in-store promotions to radio and newspaper advertising, and management is actively utilizing targeted direct mail advertising to its list of 3,300,000 active proprietary credit card customers.

     - Improvement in Inventory Flow. The Company's new merchandise and purchasing strategy, and enhancements to the Company's inventory management, facilitate the timely and orderly purchase and flow of merchandise, thereby enabling the stores to offer fresh product assortments on a regular basis. Management expects that such changes and enhancements should improve inventory turnover, reduce the expense of outside storage facilities and decrease borrowing costs incurred in connection with merchandise procurement.

     - Increased Liquidity. In November 1995, the Company (i) entered into an agreement with a commercial finance company to provide a revolving credit facility with a maximum availability of $157,000,000, subject to limitations based upon eligible inventory, (ii) negotiated the conversion of $82,862,000 of existing trade obligations into a term loan, and (iii) renegotiated an outstanding term loan in the amount of $9,488,000. As described above under "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Recent Developments", the maximum availability under the Company's revolving credit facility was reduced to $150,000,000 following release of a $7,000,000 cash deposit in May 1996. This resulted from the receipt of the Company's $56,726,000 tax refund which was used to repay a portion of the Company's $82,862,000 term loan. In accordance with the provisions of the Company's term loan agreements, a portion of the proceeds of the Notes offering will be used to repay all amounts remaining outstanding thereunder. Management believes that its revolving credit facility together with cash flow from operations and certain proprietary credit card securitization agreements are sufficient to support current operations. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Financial Condition -- Liquidity and Capital Resources".

     Management expects that this new business strategy will (i) enhance sales productivity by expanding the number of choices available to its customer at competitive, value oriented prices, (ii) increase the number of store visits by customers by changing product selections more frequently and by direct mail and mass-media advertising, (iii) improve gross margins by reducing the need for aggressive price promotions, (iv) allow the Company to respond more quickly to current fashion trends while enhancing inventory management flexibility and (v) increase financial flexibility through increased liquidity.

RECENT RESTRUCTURING AND EXPENSE REDUCTION INITIATIVE

     The Restructuring Plan approved by the Board of Directors during the fourth quarter of Fiscal 1996 resulted in a fourth quarter pre-tax charge of $103,000,000. The primary components of the Restructuring Plan are (i) the planned closing through Fiscal 1997 of 290 under-performing Fashion Bug(R) and Fashion Bug Plus(R) stores, (ii) the reorganization and reduction of foreign merchandise sourcing operations discussed above and (iii) reductions in corporate support operations which were not necessary to support the Company's new business strategy. The pre-tax operating loss for Fiscal 1996 for these 290 stores, exclusive of the restructuring charge and before allocation of fixed overhead, was approximately $34,000,000. Given the Company's disappointing performance in Fiscal 1996 and the implementation of its new business strategy, however, such operating loss is not indicative of future savings resulting from the closing of such stores, which are likely to be lower. As of May 4, 1996, the Company had closed 200 stores.

     The Company has also implemented an expense reduction initiative to further reduce operating costs. The primary components of this initiative are (i) the further reduction of distribution, merchandising, and administrative personnel,
(ii) the renegotiation of store lease obligations and (iii) the reduction of various other overhead costs. The Restructuring Plan and the further expense reduction initiative are expected to result in a workforce reduction of approximately 2,300 store employees and 800 non-store employees.

MERCHANDISING AND MARKETING

     The Company has implemented a new merchandise strategy which increases the variety of choices in its merchandise assortment. The Company now utilizes domestic fashion market guidance, fashion advisory services and in-store testing to determine the optimal product assortment for its customer base. Management believes that this should result in a higher degree of accuracy in predicting consumer preferences while reducing the Company's inventory investment and risk. The purpose of this new strategy is to enable the Company to provide merchandise assortments to meet its customers' preferences.

     In addition, the Company is expanding its merchandise assortment in previously underdeveloped products such as career wear and dresses, and petite sizes are being offered for the first time. Product assortments will also be tailored to area demographics, and merchandise will be available for six distinct seasons -- spring, summer, transitional, fall, holiday and transitional -- rather than two seasons as in the past. The Company has also begun to redefine its merchandise assortments to reflect the needs and demands of diverse customer groups and distribution systems are in place whereby stores which are identified as having certain customer profiles, can be merchandised with products specifically targeted to such customers. The Company intends to improve inventory turnover by better managing the inventory receipt flow of seasonal merchandise to its stores across all geographic regions. Further, the Company has addressed the different lifestyle needs of its customers with respect to fashion by varying the depth and assortments of career and casual merchandise. Quality standards have also been raised with respect to merchandise fabrication, construction and fit.

     The Company has implemented a more realistic value pricing strategy which reduces the initial price markup of fashion merchandise in order to increase the percentage of sales at the ticketed price. Management believes this new strategy should result in a greater degree of credibility with the customer, reducing the need for aggressive price promotions. The Company expects to continue to achieve a higher initial markup in basic low-risk commodity merchandise that is purchased through its overseas sourcing operation.

     The Company continues to be promotionally oriented. In accordance with its new strategy, the Company has shifted a greater proportion of its advertising expenditures from in-store promotions to radio and newspaper advertising, and management is actively utilizing targeted direct mail advertising to its list of approximately 3,300,000 active proprietary credit card customers. In addition, the Company is exploring alternative forms of advertising such as network television in selected markets. Pricing policies, displays, store promotions, and convenient store hours are also used to attract customers. With the planning and guidance of specialized home office personnel, each store provides such displays and advertising as may be necessary to feature certain merchandise or certain promotional selling prices from time to time.


     As a result of management's increased focus on meeting the demands of its primary customer, the Company has shifted a significant portion of its purchases to the domestic market. This allows management to decrease lead times and respond more quickly to current fashion trends. Use of the domestic market allows the Company to make purchase decisions generally with two to four month lead times, and quickly replenish merchandise inventory as necessary (generally with one to two month lead times). In previous years, the Company had placed an increasing reliance on its ability to develop and dictate fashion trends to its customers. By Fiscal 1996, over 70% of its merchandise was developed in-house by product developers, and then purchased primarily through the Company's overseas sources (see "-- Purchasing") which generally required lead times of six to twelve months in advance of the selling season. A higher initial markup was achieved on the products purchased overseas, but because the Company's foreign sourcing operations required such lengthy lead times, the Company was unable to react quickly to changes in fashion trends. Further, the Company had narrowed the assortment of its merchandise, and the customer did not respond favorably to the Company's selections. These factors led to large price reductions and losses in Fiscal 1996. The Company continues to use its overseas sourcing operation, which has been reorganized to support this strategic change, to procure basic low-risk commodity merchandise, which generally requires three to eight months lead time. Management expect that such merchandise will account for approximately 35% of the Company's purchases in Fiscal 1997.


     The retail sale of women's apparel is a highly competitive business with numerous competitors, including moderate price department stores, discount department stores and other low to moderate price specialty apparel stores. The Company cannot estimate the number of competitors or its relative competitive position, due to the large number of companies selling women's apparel. The primary elements of competition are merchandise style, size, selection, quality, display and price, as well as store location, design, advertising and promotion and personalized service to the customers.

     The Company experiences a normal seasonal sales pattern for the retail apparel industry, with its peak sales occurring during the Christmas season and other, less significant, increases around Easter and Labor Day. The Company generally builds inventory levels prior to these peak selling periods. To keep inventory current and fashionable, the Company reduces the price of slow-moving merchandise throughout the year. End-of-season sales are conducted with the objective of carrying a minimal amount of seasonable merchandise over from one season to another. Sales for the four quarters of Fiscal 1996, as a percent of total sales, were 22.2%, 24.3%, 24.3% and 29.2%, respectively.

     The Company encourages sales on its proprietary credit card. The proprietary credit program has approximately 3,300,000 active accounts which accounted for approximately 40% of retail sales in Fiscal 1996. The Company believes that the credit card is a promotional vehicle in itself, engendering customer loyalty, creating a substantial base for targeted direct mail promotion and encouraging incremental sales. The Company controls and services its entire proprietary credit card file, and has entered into various agreements whereby it securitizes and sells substantially all of these receivables. In each securitization, the receivables are transferred to a trust which issues and sells certificates representing ownership interests in the trust. Under these agreements, the Company continues to service the receivables and control credit policies. This allows the Company to continue to fund receivable growth, provide customer service and collect past-due accounts. Accordingly, its relationship with its credit card customers is not affected by the securitization agreements.

The Company's proprietary credit card portfolio is administered by Spirit of America National Bank, a national banking association and wholly-owned subsidiary of the Company. Spirit of America National Bank approves credit applications and a third party performs all billing and collection activities under the direction of the Company. The Company's proprietary credit card customers tend to be a higher credit risk than bank issued credit card customers.


     The Company's stores feature wall and selling-floor displays which coordinate merchandise in order to promote multiple sales. The stores, which the Company believes must present a fresh, contemporary shopping environment, are redecorated or remodeled as necessary. The Company is constantly testing and implementing new store designs and fixture packages aimed at providing an effective merchandise presentation.

     The Company emphasizes customer service, including the presence of salespeople in the stores, rather than self-service; lay-away plans; and acceptance of merchandise returns for cash or credit within a reasonable time period.

PURCHASING

     Purchasing is conducted on a departmental basis for each of the Fashion Bug(R) and Fashion Bug Plus(R) merchandise groups by a staff of buyers supervised by one or more merchandise managers. The Company believes that specialization of buyers within their departments enhances their expertise in obtaining quality merchandise at a cost which will permit attractive selling prices, while obtaining the desired markup for the Company.

     The merchandising staff obtains store and chain-wide inventory information generated by a merchandise information system utilizing point-of-sale terminals, through which merchandise can be followed from the placement of the order to the actual sale. Based upon this data, the merchandise managers compare budgeted-to-actual sales and make merchandising decisions, as indicated, including re-order, markdowns and changes in the buying plans for upcoming seasons.

     The Company does not own or operate any significant manufacturing facilities. During Fiscal 1996, the Company purchased merchandise from approximately 700 suppliers, none of which accounted for more than 4% of its purchases. The shift in the Company's merchandising strategy toward greater reliance on the domestic market will result in an increase in the size of the Company's vendor base. As a result of the Company's merchandise strategy of shifting to the domestic market, the Company's wholly-owned contracting and buying offices, headquartered in Hong Kong, have been reorganized. The Company has also reduced the size and scope of this office's operation. During Fiscal 1996, the Company's Hong Kong office conducted its sourcing operations in 23 countries with satellite offices in 14 of these countries. By the end of Fiscal 1997, the Company expects to be sourcing merchandise from approximately 12 countries while maintaining satellite offices in 4 of these countries. For Fiscal 1997, the Hong Kong office is expected to manage the procurement of approximately 35% of the Company's merchandise purchases.

DISTRIBUTION

     The Company operates two distribution centers. One is located in Bensalem, Pennsylvania, adjacent to the Company's corporate headquarters. This automated facility, which also contains executive, administrative and buying offices, occupies approximately 515,000 square feet. The second distribution facility is located in Greencastle, Indiana. The 150-acre tract of land contains a building of approximately 525,000 square feet, which includes a 175,000 square foot expansion completed during Fiscal 1996. Although the Company intends to open only approximately 4 new stores during Fiscal 1997, the Company estimates that, by operating multiple shifts, it would have the ability to service over 2,000 stores from these two distribution centers.

     The majority of merchandise purchased by the Company is received at these centers, where it is prepared for distribution to the stores. The functions performed at these central facilities include quality control inspection, receiving, ticketing, packing and shipping. The Company's automated sortation system in its Bensalem, Pennsylvania distribution center enhances the flow of merchandise from receipt to shipment. A similar system was implemented in the Greencastle, Indiana facility during Fiscal 1996. Shipments to each store are made by trucks operated principally by common carriers. The Company utilizes a computerized automated distribution model which enhances the efficiency of the distribution department and enables that department to build various customer profiles into each store's plan to determine not only the number of units, but also the type of unit to be distributed to each store.

     The Company's new merchandise and purchasing strategy, and enhancements to the Company's inventory management, facilitate the timely and orderly purchase and flow of merchandise, thereby enabling the stores to offer fresh product assortments on a regular basis. Management expects that changes and enhancements should reduce the expense of outside storage facilities, and decrease borrowing costs incurred in connection with merchandise procurement.

STORES

     The Company's 1,225 stores, as of May 4, 1996, are primarily located in suburban areas and small towns. Approximately eighty percent of these stores are located in strip shopping centers, while the balance are located in community and regional malls. Typically, stores are open seven days per week, eleven hours per day Monday through Saturday and seven hours on Sunday.


     The Fashion Bug(R) stores range in size, generally, from 6,000 square feet to 14,000 square feet, averaging approximately 9,700 square feet. The Fashion Bug Plus(R) stores range in size, generally, from 3,000 square feet to 5,000 square feet, averaging approximately 4,000 square feet. During the fourth quarter of Fiscal 1996, the Company announced that it would close 290 of its under-performing Fashion Bug(R) and Fashion Bug Plus(R) stores as part of its Restructuring Plan. As of May 4, 1996, 200 of these 290 stores were closed. The Company expects to close the remaining stores during Fiscal 1997. Total leased space decreased to 11,504,000 square feet as of May 4, 1996, from 13,073,000 square feet as of April 29, 1995, a 12% decrease. Although the Company has suspended its expansion program, it intends to open approximately 4 new stores during Fiscal 1997. The Company's store expansion over the past five fiscal years is set forth in the following table:



                                                                            FISCAL YEAR ENDED
                                 FISCAL QUARTER ENDED   ----------------------------------------------------------
                                        MAY 4,          FEB. 3,     JAN. 28,     JAN. 29,     JAN. 30,     FEB. 1,
       NUMBER OF STORES                  1996            1996         1995         1994         1993        1992
- -------------------------------  --------------------   -------     --------     --------     --------     -------
Open at beginning of period....          1,301           1,428        1,333        1,220        1,137       1,058
Opened during period...........              2              47          126          157          129         111
Closed or combined during
  period.......................            (78)           (174)         (31)         (44)         (46)        (32)
                                         -----           -----        -----        -----        -----       -----
          Total................          1,225           1,301        1,428        1,333        1,220       1,137
                                         =====           =====        =====        =====        =====       =====
STORE TYPE
Fashion Bug(R).................          1,159           1,234        1,346        1,248        1,116       1,011
Fashion Bug Plus(R)............             66              67           82           85          104         126
                                         -----           -----        -----        -----        -----       -----
          Total................          1,225           1,301        1,428        1,333        1,220       1,137
                                         =====           =====        =====        =====        =====       =====


STORE MANAGEMENT AND EMPLOYEES


     All stores are operated under the direct management of the Company. Each store has a manager and an assistant manager who are in daily operational control. The Company has 106 district managers who travel to all stores in their district on a frequent basis to supervise store operations, each having responsibility for an average of approximately 12 stores. The district managers are supervised by 12 regional managers who report to the Director of Stores. Generally, store managers are appointed from the group of assistant managers, and district managers are appointed from the group of existing store managers. The Company's policy is to motivate its store personnel through promotion from within, with competitive wages and various incentive, medical and retirement plans. Store operational and purchasing policies are developed centrally, leaving individual store management with the principal duties of display, selling and reporting through point-of-sale terminals. As of May 4, 1996, the Company employed approximately 11,650 people, approximately 5,800 of whom were employed on a part-time basis. In addition, a number of temporary employees are hired during the Christmas season. None of such employees are covered by a collective bargaining agreement.

PROPERTIES


     The Company leases all store premises, with the exception of 9 stores, which the Company owns. Typically, store leases have initial terms of 5 to 20 years and contain provisions for renewal options, additional rental charges based on sales performance and payment of real estate taxes and common area charges. During the fourth quarter of Fiscal 1996, the Company announced the intention to close 290 under-performing stores, of which 3 operated on Company-owned real estate. The Company has either entered into termination agreements or is negotiating termination agreements for those leased stores scheduled to close. The 3 Company-owned properties scheduled to close are currently for sale or lease. As of May 4, 1996, 200 of these 290 stores were closed. With respect to leased stores open as of May 4, 1996 that the Company intends to continue to operate or for which the Company has no agreed-upon termination as of May 4, 1996, the following table shows the number of store leases expiring during the periods indicated, assuming the exercise of the Company's renewal options:



                                                                      NUMBER OF
                                                                       LEASES
              PERIOD                                                  EXPIRING
              ------                                                  ---------
            1996..................................................         7
            1997 - 2001...........................................        49
            2002 - 2006...........................................       101
            2007 - 2011...........................................       215
            2012 - 2016...........................................       209
            2017 - 2043...........................................       611



     The Company owns offices and an approximately 515,000 square foot distribution center in Bensalem, Pennsylvania and a 525,000 square foot distribution center in Greencastle, Indiana. The Company also owns approximately 22 acres in two parcels across the street from the Company's offices and distribution center in Bensalem, Pennsylvania. This 22-acre tract contains a 110,000 square foot office building which houses the Company's data processing facility and additional administrative offices. Spirit of America National Bank, a wholly owned subsidiary of the Company, which is the Company's proprietary credit card bank, occupies 15,000 square feet of leased office space in Milford, Ohio. The Company owns or leases a total of 100,000 square feet of office and warehouse space in Hong Kong.


TRADEMARKS AND SERVICEMARKS

     Fashion Bug(R), Fashion Bug Plus(R), Glitter(R), Sopre(R), Maggie Lawrence(R), Stefano(R), Stefano Man(R), L.A. Blues(R), Details(R), Best United Garment Company(R) and several other trademarks and servicemarks of lesser importance to the Company have been registered with the United States Patent and Trademark Office and in other countries.

LEGAL MATTERS

     The Company is from time to time involved in routine litigation incident to the conduct of its business. The Company does not believe that any currently pending litigation to which it is a party will have a material adverse effect on its results of operations or financial condition.

                                   MANAGEMENT

     The executive officers of the Company and their respective ages and positions are as follows:


NAME                                     AGE     POSITION
- ----                                     ---     --------
Dorrit J. Bern.......................    46      Vice Chairman of the Board, President and Chief
                                                 Executive Officer
Patricia DeRosa......................    43      Executive Vice President - Business Development
Anthony A. DeSabato..................    47      Executive Vice President and Corporate Director of
                                                 Human Resources
Colin D. Stern.......................    47      Executive Vice President and General Counsel
Elizabeth Williams...................    42      Executive Vice President - Merchandising
Jeffrey M. Zelenko...................    40      Executive Vice President - Merchandising
Erna Zint............................    52      Executive Vice President - Sourcing
Dwight L. Klingenberg................    50      Vice President - Chief Administrative Officer
Eric M. Specter......................    38      Vice President - Chief Financial Officer
Vivian Behrens.......................    43      Vice President - Marketing
Bernard Brodsky......................    56      Vice President, Treasurer and Secretary
Jon A. Goldberg......................    36      Vice President, Corporate Controller
Terry G. Pritikin....................    47      Vice President - Director of Stores


     Dorrit J. Bern, has served as President, Chief Executive Officer and Vice Chairman of the Board of Directors since September 1995. Prior to that, she served as Group Vice President of Women's Apparel and Home Fashions at Sears, Roebuck & Co. from December 1993 to August 1995. She also served at Sears, Roebuck & Co. as Category Vice President of Women's Apparel from December 1992 to December 1993 and as Divisional Vice President of Misses and Junior Sportswear, Dresses, Outerwear, Petite and Large Size Sportswear and Dresses, and Maternity from 1987 to December 1992. Ms. Bern's term as a Director expires in 1996.


     Patricia DeRosa, has served as Executive Vice President - Business Development since August 1995. Prior to that, she served as President, Gap Kids Division at Gap Stores, Inc. from August 1993 to April 1995 and as Executive Vice President, Gap Division from April 1991 to July 1993.


     Anthony A. DeSabato, has served as Executive Vice President and Corporate Director of Human Resources for more than five years.

     Colin D. Stern, has served as Executive Vice President and General Counsel for more than five years.


     Elizabeth Williams, has served as Executive Vice President - Merchandising since October 1995. Prior to that, she served as Divisional Vice
President - Misses Sportswear and Special Sizes at Sears, Roebuck & Co. from February 1994 to October 1995 and as Divisional Merchandise Manager from August 1990 to February 1994.



     Jeffrey M. Zelenko, has served as Executive Vice President - Merchandising since June 1995. Prior to that, he served as Senior Vice President - General Merchandise Manager - Junior Division of Petrie Retail, Inc. from August 1993 to June 1995. From June 1992 to August 1993, he was self-employed in the garment manufacturing industry. Prior to that, he was Vice President - Merchandising at Charming Shoppes, Inc. for more than five years.



     Erna Zint, has served as Executive Vice President - Sourcing since January 1996. Prior to that, she served as Corporate Vice President - Southeast Asia Operations for Leslie Fay Companies, Inc. from December 1990 to December 1995.

     Dwight L. Klingenberg, has served as Vice President - Chief Administrative Officer since June 1996. Prior to that he served as Vice President with the Marshalls division of Melville Corporation from July 1995 until April 1996 and as Assistant Corporate Controller of the Melville Corporation from 1993 until July 1995. Prior to that, he served as Vice President - Chief Financial Officer of the Bob's Stores division of Melville Corporation from 1991 until 1993.



     Eric M. Specter, has served as Vice President - Chief Financial Officer since December 1995. Prior to that, he served as Vice President - Corporate Controller for more than five years.



     Vivian Behrens, has served as Vice President - Marketing since September 1994. Prior to that, she served as Vice President - Marketing with the Lane Bryant Division of The Limited, Inc. from November 1990 to August 1994.


     Bernard Brodsky, has served as Vice President, Treasurer and Secretary for more than five years.


     Jon A. Goldberg, has served as Vice President - Corporate Controller since December 1995. Prior to that, he served as Vice President - Retail Controller from May 1995 to December 1995 and as Retail Controller from August 1990 to May 1995.



     Terry G. Pritikin, has served as Vice President - Director of Stores since November 1994. Prior to that, he served as President of Retail Specialty, Tommy Hilfiger, USA, from March 1994 until November 1994 and as Executive Vice President of Stores with the Lerner Division of The Limited, Inc. from May 1988 to March 1994.


     There are no family relationships among any executive officers.

                            DESCRIPTION OF THE NOTES

GENERAL


     The Notes will be issued pursuant to an Indenture dated as of           ,
1996 (the "Indenture"), between the Company and First Union National Bank, as trustee (the "Trustee"). The following summary of the material provisions of the Indenture is qualified in its entirety by reference to the Indenture, copies of which will be available for inspection at the corporate trust office of the Trustee in Philadelphia, Pennsylvania and at the offices of the Paying Agent referred to below. The definitions of certain terms used in the following summary are set forth below under "-- Certain Definitions". Capitalized terms used but not defined herein have the meanings ascribed to them in the Notes and the Indenture.


     The Notes will be unsecured obligations of the Company, subordinated in right of payment to all existing and future Senior Debt of the Company to the extent set forth in the Indenture. The Indenture does not limit the amount of other indebtedness or securities that may be issued by the Company or any of its Subsidiaries.

PRINCIPAL, MATURITY AND INTEREST

     The Notes will bear interest from           , 1996, at the rate per annum
set forth on the cover page of this Prospectus and will mature on           ,
2006. The Notes will be limited to $100,000,000 aggregate principal amount (subject to increase in the event of exercise of all or a portion of the Underwriters' over-allotment option).


     Interest on the Notes will be payable semiannually on           and
          of each year (each an "Interest Payment Date"), commencing on
          , 1996, to holders of record at the close of business on the
          of           or           of           (each a "Regular Record Date")
immediately preceding such Interest Payment Date. Interest will be computed on the basis of a 360-day year comprised of twelve 30-day months. Interest on the Notes will accrue from the most recent date to which interest has been paid or,
if no interest has been paid, from           , 1996. See also "-- Payment and
Conversion" below.


BOOK-ENTRY; DELIVERY AND FORM

     The certificates representing the Notes will be issued in fully registered form. The Notes will each initially be represented by a global certificate in fully registered form (the "Global Note") which will be deposited with the Trustee as custodian for The Depository Trust Company ("DTC") and registered in the name of DTC or its nominee.

  Global Note

     The Company expects that upon the issuance of the Global Note, DTC or its custodian will credit, on its book-entry registration and transfer system, the respective principal amount of Notes of the individual beneficial interests represented by such Global Note to the accounts of persons who have accounts with such depositary. Such accounts initially will be designated by or on behalf of the Underwriters. Ownership of beneficial interests in the Global Note will be limited to persons who have accounts with DTC ("participants") or persons who hold interests through participants. Ownership of beneficial interests in the Global Note will be shown on, and the transfer of that ownership will be effected only through, records maintained by DTC or its nominee (with respect to interests of participants) and the records of participants (with respect to interests of persons other than participants).

     So long as DTC, or its nominee, is the registered owner or holder of the Global Note, DTC or such nominee, as the case may be, will be considered the sole owner or holder of the Notes represented by such Global Note for all purposes under the Indenture and the Notes. No beneficial owner of an interest in the Global Note will be able to transfer that interest except in accordance with DTC's applicable procedures.

     Payments of the principal of, premium, if any, and interest on, the Global Note will be made to DTC or its nominee, as the case may be, as the registered owner thereof. Neither the Company, the Trustee nor any Paying Agent will have any responsibility or liability for any aspect of the records relating to or payments made on account of beneficial ownership interests in the Global Note or for maintaining, supervising or reviewing any records relating to such beneficial ownership interest.

     The Company expects that DTC or its nominee, upon receipt of any payment of principal, premium, if any, or interest in respect of the Global Note, will credit participants' accounts with payments in amounts proportionate to their respective beneficial interests in the principal amount of such Global Note as shown on the records of DTC or its nominee. The Company also expects that payments by participants to owners of beneficial interests in such Global Note held through such participants will be governed by standing instructions and customary practice, as is now the case with securities held for the accounts of customers registered in the names of nominees for such customers. Such payments will be the responsibility of such participants.


     DTC has advised the Company that it will take any action permitted to be taken by a holder of Notes only at the direction of one or more participants to whose account the DTC interests in the Global Note are credited and only in respect of such portion of the aggregate principal amount of Notes as to which such participant or participants has or have given such direction. However, if there is an Event of Default under the Notes or the Indenture, DTC will, if requested by the Trustee, exchange the Global Note for definitive Notes in certificated form ("Certificated Notes"), which will be distributed to its participants.


     DTC has advised the Company that DTC is a limited purpose trust company organized under the laws of the State of New York, a member of the Federal Reserve System, a "clearing corporation" within the meaning of the New York Uniform Commercial Code and a "clearing agency" registered pursuant to the provisions of Section 17A of the Securities Exchange Act of 1934, as amended (the "Exchange Act"). DTC was created to hold securities for its participants and facilitate the clearance and settlement of securities transactions between participants through electronic book-entry changes in accounts of its participants, thereby eliminating the need for physical movement of certificates. Participants include securities brokers and dealers (including the Underwriters), banks, trust companies and clearing corporations and certain other organizations. Indirect access to the DTC system is available to others, such as banks, brokers, dealers and trust companies, that clear through or maintain a custodial relationship with a participant, either directly or indirectly ("indirect participants").


  Certificated Notes



     If DTC is at any time unwilling or unable to continue as a depositary for the Global Note or if DTC ceases to be a clearing agency registered under the Exchange Act or otherwise ceases to be eligible as a depositary and a successor depositary is not appointed by the Company within 90 days, or in the circumstances set forth in "-- Global Note" above, Certificated Notes will be issued in exchange for the Global Note.


     The Company will initially appoint the Trustee at its corporate trust office as Paying Agent, Transfer Agent, Registrar and Conversion Agent for the Notes. In such capacities, the Trustee will be responsible for, among other things, (i) maintaining a record of the aggregate holdings of Notes and accepting Notes for exchange and registration of transfer, (ii) ensuring that payments of principal, premium, if any, and interest in respect of the Notes received by the Trustee from the Company are duly paid to the holders of the Notes, (iii) transmitting to the Company any notices from holders, (iv) accepting conversion notices and related documents, and transmitting the relevant items to the Company and (v) delivering certificates for Common Stock issued on conversion of the Notes.


     The Company will cause to be kept at the office of the Registrar a register in which, subject to such reasonable regulations as it may prescribe, the Company will provide for the registration of the Notes and registration of transfers of the Notes. The Company may vary or terminate the appointment of any Paying Agent, Transfer Agent, Registrar or Conversion Agent, or appoint additional or other such agents or approve any change in the office through which any such agent acts, provided that until the Notes have been delivered to the Trustee for cancellation, or moneys sufficient to pay the principal of and premium, if any, and interest on the Notes have been made available for payment and either paid or refunded to the Company as provided in the Indenture, there shall at all times be a Paying Agent, a Transfer Agent, a Registrar and a Conversion Agent in Charlotte, North Carolina. The Company will cause notice of any resignation, termination or appointment of the Trustee or any Paying Agent, Transfer Agent, Registrar or Conversion Agent, and of any change in the office through which any such agent will act, to be provided to Holders of the Notes in accordance with "-- Selection and Notice" below.


     At the option of the holder thereof and subject to the terms of the Notes and of the Indenture, Certificated Notes, if any, will be exchangeable for an equal aggregate principal amount of Certificated Notes of different authorized denominations at the office of the Trustee in Charlotte, North Carolina, in each case without service charge (other than the cost of delivery) and upon payment of any taxes and other governmental charges. The registered holder of a Note will be treated by the Company, the Trustee and their respective agents for all purposes as the owner of such Note.



     In the event of a partial redemption, the Company will not be required (i) to register the transfer or exchange of Notes for a period of 15 days immediately preceding the date on which notice is given identifying the serial numbers of the Notes called for such redemption or (ii) to register the transfer or exchange of any Note, or portion thereof, called for redemption.


OPTIONAL REDEMPTION

  Redemption at the Option of the Company

     The Notes will not be subject to redemption prior to           , 1999, and
will be redeemable on such date and thereafter at the option of the Company, in whole or in part (in any integral multiple of $1,000), upon prior notice as described under "-- Selection and Notice" below, at the following redemption prices (expressed as percentages of the principal amount), if redeemed during
the 12-month period beginning           of the years indicated:

                                                                            REDEMPTION
        YEAR                                                                   PRICE
        ----                                                                ----------
        1999............................................................        %
        2000............................................................
        2001............................................................
        2002............................................................
        2003............................................................
        2004............................................................


and at           , 2005 and thereafter, 100%, in each case together with accrued interest up to but not including the redemption date (subject to the right of holders of record on the relevant record date to receive interest due on an Interest Payment Date). If less than all Notes are to be redeemed, the Trustee will select the Notes to be redeemed by lot, pro rata or by such other method as the Trustee shall deem fair and appropriate. On or after the redemption date, interest will cease to accrue on the Notes, or portion thereof, called for redemption unless the Company defaults in making such redemption.


  Redemption Procedures

     Notice of intention to redeem Notes will be given to holders of the Notes in accordance with "-- Selection and Notice" below, not more than 60 nor less than 30 days prior to the redemption date.


     Notice of redemption will specify, among other things, the redemption date, the applicable redemption price and, in the case of partial redemption, the aggregate principal amount of Notes to be redeemed and the aggregate principal amount of the Notes which will be outstanding after such partial redemption. In addition, in the case of a partial redemption, such notice will specify the last date on which issuances, exchanges or registration of transfers of Notes may be made pursuant to the provisions described under "-- Book-Entry; Delivery and Form -- Certificated Securities" above and will specify the serial numbers and the portions thereof called for redemption, which will be selected in such manner as the Trustee shall deem to be fair and appropriate.

  Cancellation and Reacquisition

     All Notes that are redeemed or purchased by the Company or any of its Subsidiaries will forthwith be canceled and accordingly may not be reissued or resold.

     The Company or any Subsidiary or affiliate of the Company may at any time purchase Notes in the open market or otherwise.

MANDATORY REDEMPTION

     The Company is not required to make mandatory redemption or sinking fund payments with respect to the Notes.

SELECTION AND NOTICE


     If less than all of the Notes are to be redeemed at any time, selection of Notes for redemption will be made by the Trustee, on a pro rata basis, by lot or by such method as the Trustee shall deem fair and appropriate, provided that no Notes of $1,000 or less shall be redeemed in part. Notice of redemption shall be mailed by first class mail at least 30 but not more than 60 days before the redemption date to each holder of Notes to be redeemed at its registered address. If any Note is to be redeemed in part only, the notice of redemption that relates to such Note shall state the portion of the principal amount thereof to be redeemed. A new Note in principal amount equal to the unredeemed portion thereof will be issued in the name of the holder thereof upon cancellation of the original Note. On and after the redemption date, interest ceases to accrue on Notes or portions of them called for redemption unless the Company defaults in making such payment.


REPURCHASE RIGHTS


     Upon any Change of Control (as defined below) with respect to the Company, each holder of Notes will have the right (the "Repurchase Right"), at the holder's option, to require the Company to repurchase all of such holder's Notes, or a portion thereof which is $1,000 or any integral multiple thereof, on the date (the "Repurchase Date") that is 45 days after the date of the Company Notice (as defined below) at a price equal to 100% of the principal amount of the Notes, plus accrued interest, if any, to the Repurchase Date; provided, however, that if a Repurchase Date is on or after a Regular Record Date and on or before the related Interest Payment Date, any accrued interest shall be payable to the registered holders of the applicable Notes on the relevant Regular Record Date and no additional interest will be payable to holders who tender Notes.



     Within 30 days after the occurrence of a Change of Control, the Company or the Trustee is obligated to give notice (the "Company Notice") as provided in the Indenture, of the occurrence of such Change of Control and the Repurchase Right arising as a result thereof. To exercise the Repurchase Right, a holder of Notes must deliver on or before the 30th day after the date of the Company Notice irrevocable written notice to the Paying Agent of the holder's exercise of such right together with the Notes with respect to which the right is being exercised, duly endorsed for transfer. The submission of a Note pursuant to the exercise of a Repurchase Right will be irrevocable on the part of the holder (unless the Company fails to repurchase the Note on the Repurchase Date) and the right to convert such Note will expire upon such submission.


     The Company will comply with the requirements of Rules 13e-4 and 14e-1 under the Exchange Act and any other securities laws and regulations thereunder to the extent such laws and regulations are applicable in connection with the repurchase of the Notes in connection with a Change of Control.


     On the Repurchase Date, the Company will, to the extent lawful, (1) accept for payment Notes or portions thereof tendered, (2) deposit with the Paying Agent an amount equal to the purchase price in respect of all Notes or portions thereof so tendered and accepted plus accrued interest thereon payable on such Repurchase Date and (3) deliver or cause to be delivered to the Trustee the Notes so accepted together with an Officers' Certificate stating the Notes or portions thereof tendered to the Company and accepted for payment. The Paying Agent shall promptly mail to each holder of Notes so accepted payment in an amount equal to the purchase price for such Notes plus accrued interest thereon payable on such Repurchase Date, and the Trustee shall promptly authenticate and mail to each holder a new Note equal in principal amount to any unpurchased portion of the Notes surrendered, if any; provided, that each such new Note shall be in a principal amount of $1,000 or an integral multiple thereof. The Company will publicly announce the results of the offer to repurchase on or as soon as practicable after the Repurchase Date. There can be no assurance that the Company will have the financial resources necessary to repurchase the Notes in such circumstances.

     A "Change of Control" will be deemed to have occurred when: (i) any "person" or "group" (as such term is used in Sections 13(d) and 14(d) of the Exchange Act), other than the Company, any Subsidiary of the Company or any employee benefit plan of the Company or any Subsidiary of the Company is or becomes the "Beneficial Owner" (as defined in Rules 13d-3 and 13d-5 under the Exchange Act, including all shares that any such person has the right to acquire, whether such right is exercisable immediately or only after the passage of time), directly or indirectly, of more than 50% of the total voting power of the Voting Stock of the Company or (ii) the merger or consolidation of the Company with or into another Person or the merger of another Person with or into the Company, or the sale of all or substantially all the assets of the Company to another Person (other than a Person that is controlled by the Company), and, in the case of any such merger or consolidation, the securities of the Company that are outstanding immediately prior to such transaction and which represent 100% of the aggregate voting power of the Voting Stock of the Company are changed into or exchanged for cash, securities or property, unless pursuant to such transaction such securities are changed into or exchanged for, in addition to any other consideration, securities of the surviving corporation that represent, immediately after such transaction, at least a majority of the aggregate voting power of the Voting Stock of the surviving corporation.


     The term "all or substantially all" as used in the definition of "Change of Control" has not been interpreted under New York law (which is the governing law of the Indenture) to represent a specific quantitative test. As a consequence, in the event the holders of the Notes elected to exercise their rights under the Indenture and the Company elected to contest such election, there would be no assurance as to how a court interpreting New York law would interpret the phrase.


     "Voting Stock" of a Person means all classes of Capital Stock or other interests (including partnership interests) of such Person then outstanding and normally entitled (without regard to the occurrence of any contingency) to vote in the election of directors, managers or trustees thereof.

     Except as described above with respect to a Change of Control, the Indenture does not contain any other provisions that permit the holders of the Notes to require that the Company repurchase or redeem the Notes in the event of a takeover, recapitalization or similar restructuring.

     The Change of Control purchase feature of the Notes may in certain circumstances make more difficult or discourage a takeover of the Company, and, thus, the removal of incumbent management. Such purchase feature, however, is not the result of management's knowledge of any specific effort to accumulate the Company's stock or to obtain control of the Company by means of a merger, tender offer, solicitation or otherwise, or part of a plan by management to adopt a series of anti-takeover provisions. Instead, such purchase feature is a result of negotiations between the Company and the Underwriters. Management has no present intention to engage in a transaction involving a Change of Control, although it is possible that the Company could decide to do so in the future. Subject to the limitation on mergers, consolidations and sale of assets described herein, the Company could, in the future, enter into certain transactions, including acquisitions, refinancings or other recapitalizations, that would not constitute a Change of Control under the Indenture, but that could increase the amount of debt (including Senior Debt) outstanding at such time or otherwise affect the Company's capital structure or credit ratings. The payment of the purchase price is subordinated to the prior payment of Senior Debt as described under "-- Subordination of Notes" below.

     Current credit agreements of the Company contain, and future credit agreements or other agreements relating to debt of the Company may contain, prohibitions or restrictions on the Company's ability to effect the repurchase of the Notes. In the event a Change of Control occurs at a time when such prohibitions or restrictions are in effect, the Company could seek the consent of its lenders to the purchase of Notes or could attempt to refinance the borrowings that contain such prohibition. If the Company does not obtain such a consent or repay such borrowings, the Company will be effectively prohibited from purchasing Notes. In such case, the Company's failure to purchase tendered Notes would constitute an Event of Default under the Indenture.

CONVERSION

     The holder of any Note will have the right, exercisable at any time prior to maturity, to convert the principal amount thereof (or any portion thereof that is an integral multiple of $1,000) into shares of Common Stock at the conversion price set forth on the cover page of this Prospectus, subject to adjustment as described below (the "Conversion Price"), except that if a Note is called for redemption, the conversion right will terminate at the close of business on the business day immediately preceding the date fixed for redemption, and except that if a Note is submitted pursuant to the exercise of a Repurchase Right, the right to convert such Note will expire upon such submission. Except as described below, no adjustment will be made on conversion of any Notes for interest accrued thereon or for dividends on any Common Stock issued. If Notes are converted after a record date for the payment of interest and prior to the next succeeding Interest Payment Date, such Notes must be accompanied by funds equal to the interest payable on such succeeding Interest Payment Date on the principal amount so converted (unless such Notes are subject to redemption on a redemption date between such record date and the business day immediately following such Interest Payment Date). No fractional shares will be issued upon conversion but a cash adjustment will be made for any fractional interest.


     The Conversion Price is subject to adjustment upon the occurrence of certain events, including: (i) the issuance of shares of Common Stock as a dividend or distribution on the Common Stock; (ii) the subdivision or combination of the outstanding Common Stock; (iii) the issuance to all holders of Common Stock of rights or warrants to subscribe for or purchase Common Stock (or securities convertible into Common Stock) at a price per share less than the then current market price per share (determined as provided in the Indenture);
(iv) the distribution of shares of Capital Stock of the Company (other than Common Stock), evidences of indebtedness or other assets (excluding dividends or distributions in cash, except as described in clause (v) below) to all holders of Common Stock; (v) the distribution, by dividend or otherwise, of cash to all holders of Common Stock in an aggregate amount that, together with the aggregate of any other distributions of cash that did not trigger a Conversion Price adjustment to all holders of its Common Stock within the 12 months preceding the date fixed for determining the stockholders entitled to such distribution and all Excess Payments (as defined below) in respect of each tender offer by the Company or any of its Subsidiaries for Common Stock concluded within the preceding 12 months not triggering a Conversion Price adjustment, exceeds 10% of the product of the market price per share (determined as provided in the Indenture) on the date fixed for the determination of stockholders entitled to receive such distribution times the number of shares of Common Stock outstanding on such date; (vi) payment of an Excess Payment in respect of a tender offer by the Company or any of its Subsidiaries for Common Stock, if the aggregate amount of such Excess Payment, together with the aggregate amount of cash distributions made within the preceding 12 months not triggering a Conversion Price adjustment and all Excess Payments in respect of each tender offer by the Company or any of its Subsidiaries for Common Stock concluded within the preceding 12 months not triggering a Conversion Price adjustment, exceeds 10% of the product of the market price per share (determined as provided in the Indenture) on the expiration of such tender offer times the number of shares of Common Stock outstanding on such date; and (vii) the distribution to substantially all holders of Common Stock of rights or warrants to subscribe for securities or other assets (other than those securities referred to in clause (iii) above). In the event of a distribution to substantially all holders of Common Stock of rights or warrants to subscribe for additional shares of the Company's Capital Stock (other than those securities referred to in clause (iii) above), the Company may, instead of making any adjustment in the Conversion Price, make proper provision so that each holder of a Note who converts such Note after the record date for such distribution and prior to the expiration or redemption of such rights or warrants shall be entitled to receive upon such conversion, in addition to shares of Common Stock, an appropriate number of such rights or warrants. No adjustment of the Conversion Price will be made until cumulative adjustments amount to one percent or more of the Conversion Price as last adjusted.

     If the Company reclassifies or changes its outstanding Common Stock, or consolidates with or in certain circumstances merges into any person or transfers or leases all or substantially all its assets, the Notes will become convertible into the kind and amount of securities, cash or other assets which the holders of the Notes would have owned immediately after the transaction if the holders had converted the Notes immediately before the effective date of the transaction.



     The Indenture also provides that if rights or warrants expire unexercised, the Conversion Price shall be readjusted to take into account the actual number of such rights or warrants which were exercised.



     An "Excess Payment" means the excess of (A) the aggregate of the cash and fair market value of other consideration paid by the Company or any of its subsidiaries with respect to the shares acquired in a tender offer over (B) the market value of such acquired shares after giving effect to the completion of the tender offer.


     In the event of a taxable distribution to holders of Common Stock (or other transaction) which results in any adjustment of the Conversion Price, the holders of Notes may, in certain circumstances, be deemed to have received a distribution subject to United States income tax as a dividend; in certain other circumstances, the absence of such an adjustment may result in a taxable dividend to the holders of Common Stock.

     The Company may, at its option, make such reductions in the Conversion Price, in addition to those set forth above, as the Board of Directors deems advisable in order that any stock dividend, subdivision of shares, distribution of rights to purchase stock or securities or distribution of securities convertible into or exchangeable for stock made by the Company to its stockholders will not be taxable to its recipients.

SUBORDINATION OF NOTES

     The payment of the principal of, premium, if any, and interest on or any other amounts due on the Notes will be subordinated in right of payment to the prior payment in full of all existing and future Senior Debt of the Company. Upon the maturity of any Senior Debt of the Company by lapse of time, acceleration or otherwise, such Senior Debt shall first be paid in full, or duly provided for, before any payment may be made with respect to the Notes. In addition, no payment on account of principal, premium, if any, or interest on, or redemption or repurchase of, the Notes may be made by the Company if there is a default in the payment of principal, premium, if any, or interest or other amounts (including a default under any repurchase or redemption obligation) with respect to any Senior Debt or if any other event of default with respect to any Senior Debt, permitting the holders thereof to accelerate the maturity thereof, shall have occurred and shall not have been cured or waived or shall not have ceased to exist after written notice to the Company and the Trustee by any holder of Senior Debt.


     As of May 31, 1996, as adjusted for this offering, including application of the proceeds thereof, the Senior Debt of the Company and the aggregate indebtedness of its Subsidiaries, on a consolidated basis, totalled $65,214,000 (excluding accrued interest). In addition, the Notes will be structurally subordinated to all indebtedness and other liabilities (including trade payables and lease obligations) of the Company's Subsidiaries, as any right of the Company to receive any assets of its Subsidiaries upon their liquidation or reorganization (and the consequent right of the holders of the Notes to participate in those assets) will be effectively subordinated to the claims of that Subsidiary's creditors (including trade creditors), except to the extent that the Company itself is recognized as a creditor of such Subsidiary, in which case the claims of the Company would still be subordinate to any security interest in the assets of such Subsidiary and any indebtedness of such Subsidiary senior to that held by the Company. There are no restrictions in the Indenture on the creation of additional Senior Debt or any other indebtedness of the Company or any Subsidiary of the Company.


     Upon any distribution of its assets in connection with any dissolution, winding-up, liquidation or reorganization of the Company or acceleration of the principal amount due on the Notes because of an Event of Default, all Senior Debt must be paid in full before the holders of the Notes are entitled to any payments whatsoever.

     If payment of the Notes is accelerated because of an Event of Default, the Company or the Trustee shall promptly notify the holders of Senior Debt or the trustee(s) for such Senior Debt of the acceleration. The Company may not pay the Notes until five days after such holders or trustee(s) of Senior Debt receive notice of such acceleration and, thereafter, may pay the Notes only if the subordination provisions of the Indenture otherwise permit payment at that time.

     As a result of these subordination provisions, in the event of the Company's insolvency, holders of the Notes may recover ratably less than general creditors of the Company.

     The Company will be obligated to pay reasonable compensation to the Trustee and to indemnify the Trustee against any losses, liabilities or expenses incurred by it in connection with its duties relating to the Notes. The Trustee's claims for payments will be senior to those of holders of Notes in respect of all funds collected or held by the Trustee.

PAYMENT AND CONVERSION


     Payment of principal of and premium, if any, on the Notes will be made to the registered holder thereof against surrender of such Notes at the corporate trust office of the Trustee in Charlotte, North Carolina, or, subject to any applicable laws and regulations, at the office of the Paying Agent, by dollar check drawn on a bank in Charlotte, North Carolina, or by transfer to a dollar account (such transfer to be made only to holders of an aggregate principal amount of Notes in excess of $5,000,000) maintained by the holder. Interest on
the Notes will be payable semiannually on           and           of each year
to the person in whose name such Note is registered at the close of business on
the preceding           and           (a "Regular Record Date"). Payments of
such interest will be made by a dollar check drawn on a bank in Charlotte, North Carolina mailed to the holder at such holder's registered address or, upon application by the holder thereof to the Registrar, not later than the applicable Regular Record Date, by transfer to a dollar account (such transfer to be made only to holders of an aggregate principal amount of Notes in excess of $5,000,000) maintained by the holder.



     The Company has initially appointed the Trustee at its corporate trust office as Paying Agent and Conversion Agent. The Company may at any time terminate the appointment of any Paying Agent or Conversion Agent and appoint additional or other Paying Agents and Conversion Agents, provided that until the Notes have been delivered to the Trustee for cancellation, or moneys sufficient to pay the principal of and premium, if any, and interest on the Notes have been made available for payment and either paid or refunded to the Company as provided in the Indenture, it will maintain a Paying Agent and Conversion Agent in Charlotte, North Carolina for payments with respect to the Notes and for surrender of the Notes for conversion. Notice of any such termination or appointment and of any change in the office through which any Paying Agent or Conversion Agent will act will be given in accordance with "-- Selection and Notice" above.


     All monies paid by the Company to a Paying Agent for the payment of principal of or premium, if any, or interest on any Notes which remain unclaimed at the end of two years after such payment has become due and payable will be repaid to the Company, and the holder of such Note will thereafter look only to the Company for payment thereof.

     In any case where the due date for the payment of the principal of and premium, if any, on or interest with respect to any Note or the date fixed for redemption or repurchase of any Note shall be at any place of payment a day on which banking institutions are authorized or obligated by law to close, then payment of principal and premium, if any, or interest need not be made on such date at such place but may be made on the next succeeding day at such place which is not a day on which banking institutions are authorized or obligated to close, with the same force and effect as if made on the date for such payment or the date fixed for redemption or repurchase, and no interest shall accrue with respect to the period after such date.

MERGER, CONSOLIDATION OR SALE OF ASSETS


     The Indenture will provide that the Company may not consolidate or merge with or into any Person (whether or not the Company is the surviving corporation), or sell, assign, transfer, lease, convey or otherwise dispose of all or substantially all of its properties or assets unless (i)(a) the Company is the surviving or continuing corporation or (b) the person formed by or surviving any such consolidation or merger (if other than the Company), or the person which acquires by sale, assignment, transfer, lease, conveyance or other disposition the properties and assets of the Company, is a corporation organized or existing under the laws of the United States, any state thereof or the District of Columbia; (ii) the entity or person formed by or surviving any such consolidation or merger (if other than the Company) assumes all the obligations of the Company, pursuant to a supplemental indenture in a form reasonably satisfactory to the Trustee, under the Notes and the Indenture, (iii) such sale, assignment, transfer, lease, conveyance or other disposition of all or substantially all of the Company's properties or assets shall be as an entirety or virtually as an entirety to one person and such person shall have assumed all the obligations of the Company, pursuant to a supplemental indenture in a form reasonably satisfactory to the Trustee, under the Notes and the Indenture; (iv) immediately after such transaction no Default or Event of Default exists; and
(v) the Company or such person shall have delivered to the Trustee an Officers' Certificate and an Opinion of Counsel, each stating that such transaction and the supplemental indenture comply with the Indenture and that all conditions precedent in the Indenture relating to such transaction have been satisfied. Under certain circumstances described above involving a Change of Control, each holder of Notes may have the right to require the Company to repurchase such Notes. See "-- Repurchase Rights".


EVENTS OF DEFAULT AND REMEDIES

     The Indenture will provide that each of the following constitutes an Event of Default: (i) default for 30 days in the payment when due of interest on the Notes; (ii) default in payment when due of principal, or premium, if any, on the Notes; (iii) failure by the Company to make a payment with respect to repurchase of the Notes in accordance with the provisions described under "-- Repurchase Rights" above; (iv) failure by the Company for 60 days after notice to comply with any other covenants and agreements contained in the Indenture or the Notes;
(v) default under any mortgage, indenture or instrument under which there may be issued or by which there may be secured or evidenced any indebtedness for money borrowed by the Company or any of its Subsidiaries (or the payment of which is guaranteed by the Company or any of its Subsidiaries), whether such indebtedness or guarantee now exists or is created after the date on which the Notes are first authenticated and issued, which default (a) is caused by a failure to pay when due principal or interest on such indebtedness within the grace period provided in such indebtedness (which failure continues beyond any applicable grace period) (a "Payment Default") or (b) results in the acceleration of such indebtedness prior to its express maturity and, in each case, the principal amount of any such indebtedness, together with the principal amount of any other such indebtedness under which there has been a Payment Default which is continuing or the maturity of which has been so accelerated, aggregates $15 million or more; provided, however, that no such default by a Subsidiary shall be covered by this clause (v) unless such Subsidiary alone or together with all other Subsidiaries which are then in default as described by subclauses (a) or
(b) in this clause (v), would, in the aggregate, constitute a Material Subsidiary; (vi) failure by the Company or any Subsidiary of the Company to pay final judgments (other than any judgment as to which a reputable insurance company has accepted full liability) aggregating in excess of $15 million, which judgments are not stayed within 60 days after their entry; provided, however, that no such failure by a Subsidiary shall be covered by this clause (vi) unless such Subsidiary alone or together with all other Subsidiaries which then have such final judgments outstanding, would, in the aggregate, constitute a Material Subsidiary and (vii) certain events of bankruptcy or insolvency with respect to the Company or any of its Material Subsidiaries.

     If any Event of Default occurs and is continuing, the Trustee or the holders of at least 25% in principal amount of the then outstanding Notes may declare all the Notes to be due and payable immediately. Notwithstanding the foregoing, in the case of an Event of Default arising from certain events of bankruptcy or insolvency, with respect to the Company or any Material Subsidiary, all outstanding Notes will become due and payable without further action or notice. Subject to certain limitations, holders of a majority in principal amount of the then outstanding Notes may direct the Trustee in its exercise of any trust or power. The Trustee may withhold from holders of the Notes notice of any continuing Default or Event of Default (except a Default or Event of Default relating to the payment of principal or interest) if it determines that withholding notice is in their interest.


     In the event of a declaration of acceleration under the Indenture because an Event of Default set forth in subclause (v) of the preceding paragraph has occurred and is continuing, such declaration of acceleration will be automatically annulled if the holders of the indebtedness which is the subject of such Event of Default have waived such Payment Default or rescinded their declaration of acceleration in respect of such indebtedness or if such Payment Default has been cured within 30 days thereof and no other Event of Default has occurred during such 30-day period which has not been cured or waived. The holders of a majority in aggregate principal amount of outstanding Notes may rescind and annul a declaration of acceleration and its consequences if the rescission would not conflict with any judgment or decree and if all Events of Default, other than the nonpayment of amounts which become due by acceleration, have been cured or waived as provided in the Indenture.


     The Company is required to deliver to the Trustee annually a statement regarding compliance with the Indenture, and the Company is required, upon becoming aware of any Default or Event of Default, to deliver to the Trustee a statement specifying such Default or Event of Default.

AMENDMENT, SUPPLEMENT AND WAIVER

     Except as provided in the next succeeding paragraph, the Indenture or the Notes may be amended or supplemented with the consent of the holders of at least a majority in principal amount of the then outstanding Notes (including consents obtained in connection with a tender offer or exchange offer for Notes), and any existing Default or Event of Default or compliance with any provision of the Indenture or the Notes may be waived with the consent of the holders of a majority in principal amount of the then outstanding Notes (including consents obtained in connection with a tender offer or exchange offer for Notes).

     Without the consent of each holder affected, an amendment or waiver may not (with respect to any Notes held by a nonconsenting holder of Notes) (i) reduce the amount of Notes whose holders must consent to an amendment, supplement or waiver, (ii) reduce the principal of or change the fixed maturity of any Note or alter the provisions with respect to the redemption of the Notes, (iii) reduce the rate of or change the time for payment of interest on any Note, (iv) waive a default in the payment of principal of, premium, if any, or interest on any Notes (except a rescission of acceleration of the Notes by the holders of at least a majority in aggregate principal amount of the Notes and a waiver of the payment default that resulted from such acceleration), (v) make any Note payable in money other than that stated in the Notes, (vi) make any change in the provisions of the Indenture relating to waivers of past Defaults or Events of Default or the rights of holders of Notes to receive payments of principal of or interest on the Notes, (vii) waive a redemption payment with respect to any Note, (viii) impair the right to convert the Notes into Common Stock or waive or otherwise adversely affect the Repurchase Rights, (ix) modify the conversion or subordination provisions of the Indenture in a manner adverse to the holders of the Notes or (x) make any change in the foregoing amendment and waiver provisions.


     Notwithstanding the foregoing, without the consent of any holder of Notes, the Company and the Trustee may amend or supplement the Indenture or the Notes to cure any ambiguity, defect or inconsistency, to provide for uncertificated Notes in addition to certificated Notes, to provide for the assumption of the Company's obligations to holders of the Notes in the case of a merger or consolidation or in the event of certain reclassifications or changes of the Company's Common Stock, to make any change that would provide any additional rights or benefits to the holders of the Notes or that does not adversely affect the legal rights under the Indenture of any such holder, or to comply with requirements of the Commission in order to maintain the qualification of the Indenture under the Trust Indenture Act of 1939.

CONCERNING THE TRUSTEE

     The Indenture contains certain limitations on the rights of the Trustee, should it become a creditor of the Company, to obtain payment of claims in certain cases, or to realize on certain property received in respect of any such claim as security or otherwise. The Trustee will be permitted to engage in other transactions; however, if it acquires any conflicting interest it must eliminate such conflict within 90 days, apply to the Commission for permission to continue or resign.


     The holders of a majority in principal amount of the then outstanding Notes will have the right to direct the time, method and place of conducting any proceeding for exercising any remedy available to the Trustee, subject to certain exceptions. The Indenture provides that, in case an Event of Default shall occur (which shall not be cured), the Trustee will be required, in the exercise of its power, to use the degree of care and skill of a prudent man in the conduct of his own affairs. Subject to such provisions, the Trustee will be under no obligation to exercise any of its rights or powers under the Indenture at the request of any holder of Notes, unless such holder shall have offered to the Trustee security and indemnity satisfactory to it against any loss, liability or expense.


CERTAIN DEFINITIONS

     Set forth below are certain defined terms used in the Indenture. Reference is made to the Indenture for a full disclosure of all such terms, as well as any other capitalized terms used herein for which no definition is provided.


     "Capital Stock" means, with respect to any Person, any and all shares, interests, rights to purchase, warrants, options, participations or other equivalents of or interests in (however designated) equity of such Person, including any preferred stock, but excluding any debt securities convertible into such equity.



     "Default" means any event that is, or with the passage of time or the giving of notice or both would be, an Event of Default.



     "Material Subsidiary" means any Subsidiary of the Company, including its Subsidiaries, which meets any of the following conditions:



          (1) The Company's and its other Subsidiaries' investments in and advances to the Subsidiary exceed 10 percent of the total assets of the Company and its Subsidiaries consolidated as of the end of the most recently completed fiscal year; or


          (2) The Company's and its other Subsidiaries' proportionate share of the total assets (after intercompany eliminations) of the Subsidiary exceeds 10 percent of the total assets of the Company's and its Subsidiaries consolidated as of the end of the most recently completed fiscal year; or

          (3) The Company's and its other Subsidiaries' equity in the income from continuing operations before income taxes, extraordinary items and cumulative effect of a change in accounting principle of the Subsidiary exceeds 10 percent of such income of the Company and its Subsidiaries consolidated for the most recently completed fiscal year; or


          (4) Except in the case of an Event of Default specified in (vii) above under "-- Events of Defaults and Remedies" in which case this clause (4) shall not apply, the total revenues of the Subsidiary exceed 5 percent of total revenues of the Company and its Subsidiaries consolidated as of the end of the most recently completed fiscal year.


     For purposes of making the prescribed income test set forth above, the following guidance should be applied:

          1. When a loss has been incurred by either the Company and its Subsidiaries consolidated or the tested Subsidiary, but not both, the equity in the income or loss of the tested Subsidiary should be excluded from the income of the Company and its Subsidiaries consolidated for purposes of the computation.

          2. If income of the Company and its Subsidiaries consolidated for the most recent fiscal year is at least 10 percent lower than the average of the income for the last five fiscal years, such average income should be substituted for purposes of the computation. Any loss years should be omitted for purposes of computing average income.


     "Senior Debt" means (a) all indebtedness of the Company, including the principal of, premium, if any, and interest on such indebtedness whether outstanding on the date of the Indenture or thereafter created (including interest accruing after the filing of a petition in bankruptcy whether or not allowed as a claim in bankruptcy), and all reasonable fees, costs, expenses and indemnity payments in connection therewith (i) for borrowed money, (ii) constituting purchase money indebtedness for the payment of which the Company is directly or contingently liable, (iii) constituting reimbursement obligations under bank letters of credit, (iv) under interest rate and currency swaps, caps, floors, collars or similar agreements or arrangements intended to protect the Company against fluctuations in interest or currency exchange rates, (v) for commitment, standby and other fees due and payable to financial institutions with respect to credit facilities available to the Company, (vi) constituting obligations of the Company with respect to any credit card securitization),
(vii) under any lease of any real or personal property, whether outstanding on the date of execution of the Indenture or thereafter created, incurred or assumed, which obligations are (x) capitalized on the books of the Company in accordance with generally accepted accounting principles or (y) made as part of any sale and leaseback transaction, (viii) indebtedness or obligations of others of the kinds described in the preceding clauses (i)-(vii) that the Company has guaranteed the payment thereof, or (ix) constituting indebtedness or obligations of others (of the kind described in the preceding clauses (i)-(vii) secured in whole or in part by a lien on any of the Company's property, unless, in any such case, by the terms of the instrument creating or evidencing such indebtedness it is provided that such indebtedness is not superior in right of payment to the Notes or to other indebtedness which is pari passu with, or subordinated to, the Notes, and (b) any modifications, refundings, deferrals, renewals or extensions of any such Senior Debt, or securities, notes or other evidences of indebtedness issued in exchange for such Senior Debt. As used in the preceding sentence the term "purchase money indebtedness" shall mean indebtedness incurred, issued or given in connection with the acquisition of any business, properties or assets of any kind acquired by the Company or any Subsidiary; provided, however, that, without limiting the generality of the foregoing, such term shall not include any account payable.



     "Subsidiary" means any corporation, association or other business entity of which more than 50% of the total voting power of shares of Capital Stock entitled (without regard to the occurrence of any contingency) to vote in the election of directors, managers or trustees thereof is at the time owned or controlled directly or indirectly, by any Person or one or more of the other Subsidiaries of that Person or a combination thereof.


GOVERNING LAW

     The Indenture and the Notes will be governed by and construed in accordance with the law of the State of New York.

                          DESCRIPTION OF CAPITAL STOCK

     The Company's authorized capital stock consists of 300,000,000 shares of Common Stock, $.10 par value per share, and 1,000,000 shares of preferred stock, $1.00 par value per share, of which 300,000 shares of Series A Junior Participating Preferred Shares, $1.00 par value per share ("Series A Preferred Shares"), have been authorized for issuance pursuant to the Company's Shareholder Rights Plan discussed below.

COMMON STOCK

     Holders of Common Stock are entitled to one vote per share on all matters to be voted upon by shareholders generally, including the election of directors. Shareholders are entitled to receive such dividends as may be declared from time to time by the Board of Directors out of funds legally available for dividends and in the event of liquidation, dissolution or winding up of the Company, to share ratably in all assets remaining after the payment of liabilities and any liquidation preference associated with outstanding preferred stock. On October 2, 1995, however, the Company's Board of Directors announced an indefinite suspension of dividends on the Company's Common Stock. Additionally, the Company's revolving credit facility requires, among other things, that the Company not pay dividends on its Common Stock. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Financial
Condition -- Liquidity and Capital Resources". The holders of Common Stock have no cumulative voting rights, no preemptive rights and no conversion rights. The Common Stock outstanding as of the date of this Prospectus is fully paid and nonassessable.

     The transfer agent for the Company's Common Stock is Chemical Mellon Shareholder Services, LLC.

PREFERRED STOCK

     The Board of Directors is authorized under the Company's restated articles of incorporation, as amended (the "Articles"), to provide, without further shareholder action, for the issuance of preferred stock in one or more series with such designations, rights and preferences as shall be set forth in resolutions adopted by the Board of Directors of the Company. Accordingly, the Board of Directors is empowered to issue preferred stock with dividend, liquidation, conversion, voting or other rights that could adversely affect the voting power or other rights of the holders of the Company's Common Stock. For example, the issuance of series preferred stock could result in a class of securities outstanding that will have certain preferences with respect to dividends and in liquidation over the Common Stock, and may enjoy certain voting rights, contingent or otherwise, in addition to that of the Common Stock, and could result in the dilution of the voting rights, net income per share and net book value of the Common Stock.

     Except for the Series A Preferred Shares, the Company has not authorized for issuance any preferred stock.

  Series A Preferred Shares

     In connection with the adoption of the Shareholder Rights Plan described below, the Board of Directors authorized 300,000 Series A Preferred Shares. As of the date of this Prospectus, there were no Series A Preferred Shares outstanding. The following description of voting, dividend and liquidation rights for the authorized Series A Preferred Shares in the succeeding three paragraphs reflects the effects of the Company's two-for-one Common Stock split, which was effected on December 7, 1992.

     As of the date of this Prospectus, holders of Series A Preferred Shares are entitled to 600 votes per share on all matters to be voted upon by shareholders of the corporation. If the Company shall at any time after the date of this
Prospectus: (i) declare a dividend on Common Stock payable in shares of Common Stock; (ii) subdivide the outstanding shares of Common Stock; or (iii) combine the outstanding shares of Common Stock into a smaller number of shares (with each of (i)-(iii) being a "Preferred Adjustment Event"); then, in each such case, the number of votes per share to which a holder of Series A Preferred was entitled immediately prior to such event shall be adjusted by multiplying such number by a fraction, the numerator of which shall be the number of shares of Common Stock outstanding immediately after such event, and the denominator of which shall be the number of shares of Common Stock outstanding immediately prior to such event (the "Preferred Adjustment Factor").

     Dividends on Series A Preferred Shares accrue quarterly, on a cumulative basis, and shall be paid out of funds legally available for such purpose. As of the date of this Prospectus, the rate of dividends payable on the first day of March, June, September and December or such other quarterly date as shall be specified by the Board of Directors shall be in an amount per Series A Preferred Share equal to the greater of (i) $1.50 or (ii) subject to the provision for adjustment set forth below, 600 times the aggregate per share amount of cash dividends and 600 times the aggregate per share amount of all non-cash dividends or other distributions, other than a dividend payable in shares of Common Stock or a subdivision of the outstanding shares of Common Stock, declared on the Common Stock since the immediately preceding quarterly dividend payment date, or with respect to the first quarterly dividend payment date, since the first issuance of any share or fraction of a share of the Series A Preferred Shares. If a Preferred Adjustment Event occurs at any time after the date of this Prospectus, the amount of dividends specified in (ii) to which holders of Series A Preferred Shares were entitled immediately prior to such event shall be adjusted by multiplying such number by the Preferred Adjustment Factor.

     In the event of any liquidation, dissolution or winding up of the Company, holders of Series A Preferred Shares shall be entitled to receive the greater of
(i) $1 per Series A Preferred Share, plus accrued dividends to the date of distribution, whether or not earned or declared, or (ii) an amount per share, subject to the provision for adjustment set forth below, equal to 600 times the aggregate amount to be distributed per share to the holders of Common Stock. If a Preferred Adjustment Event occurs any time after the date of this Prospectus, then the liquidation payment contemplated by (ii) shall be adjusted by multiplying such amount by the Preferred Adjustment Factor.

     In the event that dividends upon the Series A Preferred Shares shall be in arrears in an amount equal to six full quarterly dividends thereon, the holders of such series shall be entitled solely to elect two directors. Such voting rights shall continue until all accumulated and unpaid dividends have been paid or set aside for such purpose. At any time when such a right to elect directors has vested, the Company may, and upon the written request of not less than 20% of the then outstanding total number of Series A Preferred Shares having the right to elect directors in such circumstances shall, call a special meeting of holders of such Series A Preferred Shares for the election of directors; provided that the Company shall not be required to call a special meeting if the request is received less than 120 days before the next scheduled annual meeting or special meeting of the shareholders.

     The Series A Preferred Stock is not redeemable, and will rank junior with respect to payment of dividends and on liquidation to all other series of the Company's preferred stock, except to the extent that any such series specifically provides that it shall rank on parity with or junior to the Series A Preferred Stock.

SHAREHOLDER RIGHTS PLAN

     In April 1989, the Board of Directors adopted a Shareholder Rights Plan (the "Shareholder Rights Plan") and declared a dividend of one right (a "Right") for each outstanding share of Common Stock. In connection with the Company's two-for-one stock split which was effected on December 7, 1992, the number of Rights associated with each outstanding share of Common Stock was adjusted from one Right per share of Common Stock to one-half of a Right per share of Common Stock.

     The Rights will separate from the Common Stock and a distribution date ("Distribution Date") will occur upon the earlier of (i) 10 days following a public announcement that a person or group of affiliated or associated persons (an "Acquiring Person") has acquired, or obtained the right to acquire, beneficial ownership of 20% or more of the outstanding Common Stock (the "Stock Acquisition Date"), or (ii) the close of business on such date as may be fixed by the Board of Directors, which date shall not be more than 65 days following the commencement of a tender offer or exchange offer that would result in a person or group beneficially owning 20% or more of the outstanding Common Stock. The surrender for transfer of any certificates of Common Stock outstanding will also constitute the transfer of the Rights associated with the Common Stock represented by such certificates.

     The Rights are not exercisable until the Distribution Date and will expire at the close of business on April 26, 1999, unless earlier redeemed by the Company as described below or unless certain transactions set forth in the Shareholder Rights Agreement have occurred.

     Except in the circumstances described below, after the Distribution Date, each Right will be exercisable into one three-hundredth of a Series A Preferred Share (a "Series A Preferred Share Fraction"). The voting and dividend rights of the Series A Preferred Shares are subject to adjustment in the event of dividends, subdivisions and combinations with respect to the Common Stock of the Company. In lieu of issuing certificates for Series A Preferred Share Fractions which are less than an integral multiple of one Series A Preferred Share (i.e. 300 Series A Preferred Share Fractions), the Company may pay cash representing the current market value of the Series A Preferred Share Fractions.

     In the event that at any time following the Stock Acquisition Date, (i) the Company is the surviving corporation in a merger with an Acquiring Person and its Common Stock remains outstanding, (ii) a Person becomes the beneficial owner of more than 20% of the then outstanding Common Stock other than pursuant to a tender offer that provides fair value to all shareholders, (iii) an Acquiring Person engages in one or more "self-dealing" transactions as set forth in the Shareholder Rights Agreement, or (iv) during such time as there is an Acquiring Person an event occurs that results in such Acquiring Person's ownership interest being increased by more than one percent (e.g., a reverse stock split), each holder of a Right will thereafter have the right to receive, upon exercise, Common Stock (or, in certain circumstances, cash, property or other securities of the Company) having a value equal to approximately two times the exercise price of the Right. In lieu of requiring payment of the Purchase Price upon exercise of the Rights following any such event, the Company may permit the holders simply to surrender the Rights, in which event they would be entitled to receive Common Stock (and other property, as the case may be) with a value of 50% of what could be purchased by payment of the full Purchase Price. Notwithstanding any of the foregoing, following the occurrence of any of the events set forth in clauses (i), (ii), (iii) or (iv) of this paragraph, all Rights that are, or (under certain circumstances specified in the Shareholder Rights Agreement) were, beneficially owned by any Acquiring Person who was involved in the transaction giving rise to any such event will be null and void. However, Rights are not exercisable following the occurrence of any of the events set forth above until such time as the Rights are no longer redeemable by the Company as set forth below.

     In the event that, at any time following the Stock Acquisition Date, (i) the Company is acquired in a merger or other business combination transaction in which the Company is not the surviving corporation (other than a merger that is described in, or that follows a tender offer or exchange offer described in, the preceding paragraph), or (ii) 50% or more of the Company's assets or earning power is sold or transferred, each holder of a Right (except Rights that previously have been voided as set forth above) shall thereafter have the right to receive, upon exercise, common shares of the acquiring company having a value equal to approximately two times the exercise price of the Right. Again, provision is made to permit surrender of the Rights in exchange for one-half of the value otherwise purchasable. The events set forth in this paragraph and in the preceding paragraph are referred to as the "Triggering Events".

     The Purchase Price payable and/or the number of Units of Series A Preferred Shares or other securities or property issuable upon exercise of the Rights are subject to adjustment from time to time to prevent dilution (i) in the event of a stock dividend on, or a subdivision, combination or reclassification of, the Series A Preferred Shares, (ii) if holders of the Series A Preferred Shares are granted certain rights or warrants to subscribe for Series A Preferred Shares or convertible securities at less than the current market price of the Series A Preferred Shares, or (iii) upon the distribution to holders of the Series A Preferred Shares of evidences of indebtedness or assets (excluding regular quarterly dividends) or of subscription rights or warrants (other than those referred to above).

     At any time until ten days following the Stock Acquisition Date, the Company may redeem the Rights in whole, but not in part, at a price of $.01 per Right. That ten day redemption period may be extended by the Board of Directors so long as the Rights are still redeemable. Under certain circumstances set forth in the Shareholder Rights Agreement, the decision to redeem will require the concurrence of a majority of the Continuing Directors (as defined below). Immediately upon the action of the Board of Directors ordering redemption of the Rights, with, where required, the concurrence of the Continuing Directors, the Rights will terminate and the only rights of the holders of Rights will be to receive the $.01 redemption price.

     The term "Continuing Directors" means any member of the Board of Directors of the Company who was a member of the Board prior to the date of the Shareholder Rights Agreement, and any person who is subsequently elected to the Board if such person is recommended or approved by a majority of the Continuing Directors, but shall not include an Acquiring Person, or an affiliate or associate of an Acquiring Person, or any representative of the foregoing entities.

     Until a Right is exercised, the holder thereof, as such, will have no rights as a shareholder of the Company, including, without limitation, the right to vote or to receive dividends. While the distribution of the Rights will not be taxable to shareholders or to the Company, shareholders may, depending upon the circumstances, recognize taxable income in the event that the Rights become exercisable for Series A Preferred Shares (or other consideration) of the Company or for common shares of the acquiring company as set forth above.

     Other than those provisions relating to the principal economic terms of the Rights, any of the provisions of the Shareholder Rights Agreement may be amended by the Board of Directors of the Company prior to the Distribution Date. After the Distribution Date, the provisions of the Shareholder Rights Agreement may be amended by the Board (in certain circumstances, with the concurrence of the Continuing Directors) in order to cure any ambiguity, to make changes that do not adversely affect the interests of holders of Rights (excluding the interests of any Acquiring Person), or to shorten or lengthen any time period under the Shareholder Rights Agreement; provided, however, that no amendment to adjust the time period governing redemption shall be made at such time as the Rights are not redeemable.

     The Rights have certain anti-takeover effects. The Rights will cause substantial dilution to a person or group that attempts to acquire the Company without conditioning the offer on a substantial number of Rights being acquired or redeemed. The Rights should not interfere with any merger or other business combination approved by the Board of Directors of the Company because (i) the Board of Directors (under certain circumstances, with the concurrence of the Continuing Directors) may, at its option, at any time prior to the close of business on the earlier of (a) the tenth day following the Stock Acquisition Date or (b) April 21, 1999, redeem all but not less than all of the then outstanding Rights at $.01 per Right, and (ii) in any event, the Shareholder Rights Agreement does not apply to an offer which is determined by the Continuing Directors to provide fair value to all shareholders. The Board of Directors may, as discussed above, extend the ten day redemption period so long as the Rights are still redeemable.

ANTITAKEOVER PROVISIONS OF APPLICABLE PENNSYLVANIA LAW AND THE COMPANY'S ARTICLES AND BYLAWS

     Certain provisions of the Pennsylvania Business Corporation Law of 1988, as amended (the "PBCL"), and the Company's Articles and Bylaws, summarized in the following paragraphs, may be deemed to have an antitakeover effect and may delay, deter or prevent a tender offer or takeover attempt that a shareholder might consider in his or her best interest, including those attempts that might result in a premium over the market price for the shares of Common Stock held by shareholders.

  Pennsylvania Business Combination Law

     Generally, Subchapters 25E, F, G, H, I and J of the PBCL place certain procedural requirements and establish certain restrictions upon the acquisition of voting shares of a corporation which would entitle the acquiring person to cast or direct the casting of a certain percentage of votes in an election of directors. In 1990, the Company's Bylaws were amended so as to provide that only Subchapter 25F of the PBCL applies to the Company.

     In general, Subchapter 25F of the PBCL delays for five years, and imposes conditions upon, "business combinations" between an "interested shareholder" and the Company. The term "business combination" is defined broadly in the PBCL to include various merger, consolidation, division, exchange or sale transactions, including transactions utilizing the Company's assets for purchase price amortization or refinancing purposes.

An "interested shareholder", in general under the PBCL, would be a beneficial owner of at least 20% of the Company's voting shares. The foregoing description of the PBCL does not purport to be complete.

  Articles and Bylaws Provisions

     Certain provisions of the Company's Articles and Bylaws may have the effect of discouraging unilateral tender offers or other attempts to takeover and acquire the business of the Company. These provisions may discourage some potentially interested purchaser from attempting a unilateral takeover bid for the Company on terms which some shareholders might favor. These provisions may also reduce the likelihood of a change in the management or voting control of the Company without the consent of the then incumbent Board of Directors.


     The Articles and Bylaws provide for a classified Board of Directors consisting of three classes as nearly equal in number as practicable. The members of each class are elected for a period of three years, and the term of at least one class shall expire in each year. The terms of the existing three classes expire in 1997, 1998 and 1999, respectively. The Board of Directors, a class of the Board Directors, or any individual director may be removed from office without assigning cause by the vote of the holders of at least 80% of the combined voting power of the then outstanding shares of stock of all classes and series of the Company then entitled to vote generally in the election of directors, voting together as a single class ("Voting Power").


     The Articles provide that at least 80% of the Voting Power shall be required to approve any "business combination" with an "interested shareholder" unless the Board of Directors shall have approved by resolution, prior to the time such person became an "interested shareholder", a memorandum of understanding or agreement with the "interested shareholder" setting forth, in general, the substance of the terms of the "business combination" transaction to be consummated. The term "business combination" is broadly defined in the Articles to include, among other things, specified mergers, consolidations, sales or similar dispositions involving $5 million or more in consideration, transfers of securities involving $5 million or more in consideration, liquidation or dissolution proposals, and reclassifications or recapitalizations involving in each case the Company, or its securities or subsidiaries, and an "interested shareholder" and his, her or its affiliates and associates. The term "interested shareholder" is broadly defined in the Articles to include, among other things, a person or persons, and his, her, its or their affiliates and associates, who acquire or beneficially own 10% or more of the Company's Voting Power, unless in certain circumstances such Voting Power has been maintained for more than ten years. A majority of the Board of Directors who are disinterested (i.e., unaffiliated with an "interested shareholder" and on the Board of Directors before such person became an "interested shareholder") shall have the power and duty to determine "interested shareholder", "Voting Power", "affiliation", "association" and "business combination" matters, as such terms are defined or provided for in the Articles.

     At least 80% of the Voting Power is required to alter, amend or repeal, or adopt provisions inconsistent with, the provisions of the Articles described in the two preceding paragraphs.

     The Company's Articles do not permit cumulative voting in the election of directors. Under cumulative voting, it is possible for representation on a class of the Board of Directors to be obtained by an individual or group of individuals which owns less than a majority of the Voting Power.

     The Company's Bylaws establish advance notice procedures with regard to the nomination, other than by or at the direction of the Board of Directors or a committee thereof, of candidates for election as directors. These procedures generally provide that the notice of proposed shareholder nominations for the election of directors must be given in writing to the Secretary of the Company not later than the date on which a shareholder proposal would be required to be submitted to the Company in order to be set forth in the Company's proxy statement, in accordance with Exchange Act rules. Such notice generally must (i) identify the name and address of the nominating shareholder and nominee, (ii) contain representations concerning the nominating shareholder's ownership of Common Stock and intention to appear at the meeting and make the nomination and
(iii) include all relevant information concerning the nominee and his or her relationship or transactions with the Company that are required to be disclosed in the proxy statement pursuant to Exchange Act rules.

                                  UNDERWRITING

     Under the terms and subject to the conditions set forth in the underwriting agreement dated the date hereof (the "Underwriting Agreement") between the Company and each of the Underwriters named below (the "Underwriters"), each of the Underwriters has severally agreed to purchase, and the Company has agreed to sell to them, the aggregate principal amount of Notes set forth opposite their names below:

                                                     PRINCIPAL
                                                      AMOUNT
          UNDERWRITER                                OF NOTES
          -----------                                ---------
    Lazard Freres & Co. LLC....................
    Bear, Stearns & Co. Inc....................
                                                    ------------
              Total............................     $100,000,000
                                                    ============

     The Underwriting Agreement provides that the several obligations of the Underwriters to pay for and accept delivery of the Notes offered hereby are subject to the approval of certain legal matters by counsel and to certain other conditions. The Underwriters are obligated to purchase all Notes if any are purchased.

     The Company has been advised by Lazard Freres & Co. LLC that the several Underwriters propose initially to offer the Notes offered hereby directly to the public at the public offering price set forth on the cover page of this
Prospectus and to certain dealers at such price less a concession of      % of
the principal amount of the Notes. The Underwriters may allow, and such dealers
may reallow, a concession not in excess of      % of the amount of the Notes to
other Underwriters or to certain other dealers. After the offering, the public offering price and such concessions may be changed by the Underwriters.

     The Notes are a new issue of securities with no established trading market. The Company has been advised by the Underwriters that they intend to make a market in the Notes but are not obligated to do so and may discontinue market making at any time without notice. No assurance can be given as to the liquidity of the trading market for the Notes.

     The Company has agreed that, subject to certain limited exceptions, during the period beginning on the date of this Prospectus and continuing to and including the date 90 days after the date of this Prospectus, it will not offer, sell, contract to sell, or otherwise dispose of any securities of the Company that are substantially similar to the Notes or the Common Stock, including but not limited to any securities that are convertible into or exchangeable for, or that represent the right to receive, Common Stock or any such substantially similar securities without the prior written consent of the Underwriters.

     Lazard Freres & Co. LLC has provided investment banking services to the Company from time to time for which it has received customary fees. In addition, Michael Solomon, a Managing Director of Lazard Freres & Co. LLC, is a director of the Company.

     The Company has agreed to indemnify the Underwriters against certain liabilities, including liabilities under the Securities Act of 1933.

                                 LEGAL MATTERS


     Certain legal matters and the validity of the Notes will be passed upon for the Company by Davis Polk & Wardwell. Certain other legal matters and the validity of the Common Shares issued upon conversion thereof will be passed upon for the Company by Morgan, Lewis & Bockius. Certain legal matters will be passed upon for the Underwriters by Milbank, Tweed, Hadley & McCloy.


                                    EXPERTS


     The Consolidated Financial Statements of the Company as of February 3, 1996 and January 28, 1995, and for each of the three fiscal years in the period ended February 3, 1996 included herein and incorporated herein by reference have been audited by Ernst & Young LLP, independent auditors, as set forth in their report thereon appearing elsewhere herein and incorporated herein by reference and are included and incorporated herein by reference in reliance upon such report given upon the authority of such firm as experts in accounting and auditing.

                   INDEX TO CONSOLIDATED FINANCIAL STATEMENTS


Condensed Consolidated Balance Sheets (Unaudited) -- May 4, 1996 and February 3,
  1996.................................................................................  F-2
Condensed Consolidated Statements of Income (Unaudited) -- thirteen weeks ended May 4,
  1996 and April 29, 1995..............................................................  F-3
Condensed Consolidated Statements of Cash Flows (Unaudited) -- thirteen weeks ended May
  4, 1996 and April 29, 1995...........................................................  F-4
Notes to Condensed Consolidated Financial Statements (Unaudited).......................  F-5
Report of independent auditors.........................................................  F-6
Consolidated Balance Sheets -- February 3, 1996 and
  January 28, 1995.....................................................................  F-7
Consolidated Statements of Income -- years ended February 3, 1996,
  January 28, 1995 and January 29, 1994................................................  F-8
Consolidated Statements of Cash Flows -- years ended February 3, 1996,
  January 28, 1995 and January 29, 1994................................................  F-9
Consolidated Statements of Stockholders' Equity -- years ended February 3, 1996,
  January 28, 1995 and January 29, 1994................................................ F-10
Notes to Consolidated Financial Statements............................................. F-11

                    CHARMING SHOPPES, INC. AND SUBSIDIARIES

                     CONDENSED CONSOLIDATED BALANCE SHEETS

                                  (UNAUDITED)



                                                                         MAY 4,      FEBRUARY 3,
                                                                          1996          1996
                                                                        --------     -----------
(IN THOUSANDS)
ASSETS
CURRENT ASSETS
  Cash and cash equivalents...........................................  $ 24,360      $  25,117
  Restricted cash.....................................................     7,000          7,000
  Available-for-sale securities.......................................    36,576         34,054
  Income tax refund receivable........................................    59,940         56,953
  Merchandise inventories.............................................   237,091        220,850
  Deferred taxes......................................................    13,409         13,409
  Prepayments and other...............................................    33,139         48,178
                                                                        --------       --------
TOTAL CURRENT ASSETS..................................................   411,515        405,561
Property, equipment and leasehold improvements........................   435,740        435,531
Less: accumulated depreciation and amortization.......................   209,804        200,943
                                                                        --------       --------
NET PROPERTY, EQUIPMENT AND LEASEHOLD IMPROVEMENTS....................   225,936        234,588
Available-for-sale securities (including fair value adjustments of $22
  and $22, respectively)..............................................     7,952          7,309
Other assets..........................................................    34,114         34,288
                                                                        --------       --------
TOTAL ASSETS..........................................................  $679,517      $ 681,746
                                                                        ========       ========
LIABILITIES AND STOCKHOLDERS' EQUITY
CURRENT LIABILITIES
  Short-term debt.....................................................  $  5,910      $       0
  Accounts payable....................................................    46,925         40,471
  Accrued expenses....................................................    86,781         87,959
  Accrued restructuring expenses......................................    11,544         19,983
  Current portion -- long-term debt...................................    59,971         57,691
                                                                        --------       --------
TOTAL CURRENT LIABILITIES.............................................   211,131        206,104
Deferred taxes........................................................    18,511         18,511
Long-term debt........................................................    35,623         38,102
STOCKHOLDERS' EQUITY
Common Stock $.10 par value
  Authorized 300,000,000 shares
  Issued and outstanding 103,851,659 and 103,252,650 shares...........    10,385         10,325
Additional paid-in capital............................................    57,259         54,913
Deferred employee compensation........................................    (3,439)        (2,414)
Unrealized gains (losses) on available-for-sale securities (net of
  income tax expense of $9 and $9, respectively)......................        13             13
Retained earnings.....................................................   350,034        356,192
                                                                        --------       --------
TOTAL STOCKHOLDERS' EQUITY............................................   414,252        419,029
                                                                        --------       --------
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY............................  $679,517      $ 681,746
                                                                        ========       ========

                    CHARMING SHOPPES, INC. AND SUBSIDIARIES


                  CONDENSED CONSOLIDATED STATEMENTS OF INCOME


                                  (UNAUDITED)



                                                                      THIRTEEN WEEKS ENDED
                                                                  -----------------------------
                                                                    MAY 4,           APRIL 29,
                                                                     1996              1995
                                                                  -----------       -----------
(IN THOUSANDS EXCEPT SHARE AND PER SHARE AMOUNTS)
Net sales.......................................................  $   237,454       $   244,342
Other income....................................................          519             1,907
                                                                  -----------       -----------
TOTAL REVENUE...................................................      237,973           246,249
                                                                  -----------       -----------
Cost of goods sold, buying and occupancy expenses...............      184,122           186,777
Selling, general and administrative expenses....................       59,400            65,002
Interest expense................................................        2,888               539
                                                                  -----------       -----------
TOTAL EXPENSES..................................................      246,410           252,318
                                                                  -----------       -----------
Loss before income taxes........................................       (8,437)           (6,069)
Income tax benefit..............................................        2,279             1,699
                                                                  -----------       -----------
NET LOSS........................................................  $    (6,158)      $    (4,370)
                                                                  ===========       ===========
PER-SHARE DATA
Net loss........................................................        $(.06)            $(.04)
                                                                  ===========       ===========
Cash dividends..................................................           --            $.0225
                                                                  ===========       ===========
Weighted average number of common shares outstanding............  103,509,837       102,922,381
                                                                  ===========       ===========



            See Notes to Condensed Consolidated Financial Statements

                    CHARMING SHOPPES, INC. AND SUBSIDIARIES

                CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

                                  (UNAUDITED)


                                                                         THIRTEEN WEEKS ENDED
                                                                        ----------------------
                                                                                       APRIL
                                                                         MAY 4,         29,
                            (IN THOUSANDS)                                1996          1995
                                                                        ---------     --------
OPERATING ACTIVITIES
Net loss..............................................................  $  (6,158)    $ (4,370)
Adjustments to reconcile net loss to net cash provided by (used in)
  operating activities:
  Depreciation and amortization.......................................     10,532       12,062
  Amortization of deferred compensation expense.......................        831          478
  Gain on sale of available-for-sale securities.......................          0          (18)
  Changes in operating assets and liabilities:
     Income tax refund receivable.....................................     (2,987)           0
     Prepayments and other............................................     15,289       12,081
     Merchandise inventories..........................................    (16,241)     (61,631)
     Accounts payable.................................................      6,454       48,579
     Accrued expenses.................................................         71      (10,826)
     Accrued restructuring expenses...................................     (8,439)           0
                                                                        ---------     --------
NET CASH USED IN OPERATING ACTIVITIES.................................       (648)      (3,645)
                                                                        ---------     --------
INVESTING ACTIVITIES
Investment in capital assets..........................................     (2,164)     (10,488)
Proceeds from sales of available-for-sale securities..................          0       12,870
Gross purchases of available-for-sale securities......................     (3,165)      (5,018)
Increase in other assets..............................................       (791)      (4,794)
                                                                        ---------     --------
Net cash used in investing activities.................................     (6,120)      (7,430)
                                                                        ---------     --------
FINANCING ACTIVITIES
Proceeds from short-term borrowings...................................    245,895            0
Reduction of short-term borrowings....................................   (239,985)           0
Reduction of long-term borrowings.....................................       (199)        (178)
Proceeds from exercise of stock options...............................        300           35
Dividends paid........................................................          0       (2,320)
                                                                        ---------     --------
NET CASH PROVIDED BY (USED IN) FINANCING ACTIVITIES...................      6,011       (2,463)
                                                                        ---------     --------
DECREASE IN CASH AND CASH EQUIVALENTS.................................       (757)     (13,538)
Cash and cash equivalents, beginning of period........................     25,117       43,923
                                                                        ---------     --------
CASH AND CASH EQUIVALENTS, END OF PERIOD..............................  $  24,360     $ 30,385
                                                                        =========     ========


            See Notes to Condensed Consolidated Financial Statements

                    CHARMING SHOPPES, INC. AND SUBSIDIARIES


              NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS



                                  (UNAUDITED)



1.  CONDENSED CONSOLIDATED FINANCIAL STATEMENTS


     The condensed consolidated balance sheet as of May 4, 1996 and the condensed consolidated statements of income and cash flows for the thirteen week periods ended May 4, 1996 and April 29, 1995 have been prepared by the Company, without audit. In the opinion of management, all adjustments (which include only normal recurring adjustments) necessary to present fairly the financial position at May 4, 1996 and the results of operations and cash flows for the thirteen week periods ended May 4, 1996 and April 29, 1995 have been made.


     Certain information and footnote disclosures normally included in financial statements prepared in accordance with generally accepted accounting principles have been condensed or omitted. These condensed consolidated financial statements should be read in conjunction with the financial statements and notes thereto included in the Company's February 3, 1996 annual report on Form 10-K. The results of operations for the thirteen week periods ended May 4, 1996 and April 29, 1995 are not necessarily indicative of operating results for the full fiscal year.



2.  STOCKHOLDERS' EQUITY



     During the thirteen week period ended May 4, 1996, stockholders' equity changed to reflect the following items: a net loss of $6,158,000; amortization of deferred compensation expense of $831,000; and an increase in common stock and additional paid-in capital of $550,000 from the exercise of options for Common Stock.



3.  NET LOSS PER SHARE


     Net loss per share is based on the weighted average number of shares of Common Stock outstanding during the periods. Common Stock equivalents are not included in the weighted average shares outstanding for determining net loss per common share as the result would be anti-dilutive.


4.  SUBSEQUENT EVENTS


     Subsequent to May 4, 1996, the Company received a $56,726,000 income tax refund as a result of net operating loss carrybacks for taxes paid in prior years. In accordance with the terms of the Company's $82,862,000 term loan entered into in November 1995, the tax refund has been used to reduce the amount of such term loan to $26,136,000. The average interest rate on the repaid debt at the time of repayment was average interest rate on the repaid debt at the time of repayment was approximately 11.2%. The interest rate on the remaining balance of the term loan is 2% above the prime rate. In addition, as a result of such payment, a letter of credit in the amount of $22,000,000 issued under the Company's revolving credit facility as security for the payment of such refund has been canceled and a $7,000,000 cash deposit in support of such letter of credit has been released. As a result of the release of such cash deposit, the maximum availability under the revolving credit facility has been reduced from $157,000,000 to $150,000,000, subject to limitations based upon eligible inventory.


     On May 21, 1996, the Company filed with the Securities and Exchange Commission a registration statement on Form S-3. The Form S-3 was filed in connection with a proposed public offering of $100,000,000 aggregate principal amount of Convertible Subordinated Notes due 2006. The Company has granted the underwriters for the offering an option to purchase up to an additional $15,000,000 aggregate principal amount of Convertible Subordinated Notes to cover any over-allotments. The Company intends to use the proceeds of the offering to repay its outstanding term debt and for general corporate purposes.

               REPORT OF ERNST & YOUNG LLP, INDEPENDENT AUDITORS

Stockholders and Board of Directors
Charming Shoppes, Inc.

     We have audited the accompanying consolidated balance sheets of Charming Shoppes, Inc. and subsidiaries as of February 3, 1996 and January 28, 1995, and the related consolidated statements of income, stockholders' equity, and cash flows for each of the three fiscal years in the period ended February 3, 1996. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Charming Shoppes, Inc. and subsidiaries at February 3, 1996 and January 28, 1995, and the consolidated results of their operations and their cash flows for each of the three fiscal years in the period ended February 3, 1996, in conformity with generally accepted accounting principles.

     As discussed in the Notes to Consolidated Financial Statements, the Company changed its method of accounting for investments as of January 30, 1994 and its method of accounting for income taxes as of January 31, 1993.

                                          ERNST & YOUNG LLP

Philadelphia, Pennsylvania
March 20, 1996

                    CHARMING SHOPPES, INC. AND SUBSIDIARIES

                          CONSOLIDATED BALANCE SHEETS


                                                                      FEBRUARY 3,       JANUARY 28,
                                                                         1996              1995
                                                                      -----------       -----------
                                                                       (IN THOUSANDS EXCEPT SHARES
                                                                         AND PER SHARE AMOUNTS)
ASSETS
CURRENT ASSETS
Cash and Cash Equivalents...........................................   $  25,117         $  43,923
Restricted Cash.....................................................       7,000                 0
Available-for-Sale Securities.......................................      34,054            40,180
Income Tax Refund Receivable........................................      56,953             7,493
Merchandise Inventories.............................................     220,850           258,552
Deferred Taxes......................................................      13,409             2,376
Prepayments and Other...............................................      48,178            79,191
                                                                        --------          --------
TOTAL CURRENT ASSETS................................................     405,561           431,715
Property, Equipment and Leasehold Improvements -- at Cost...........     435,531           483,372
Less: Accumulated Depreciation and Amortization.....................     200,943           197,119
                                                                        --------          --------
NET PROPERTY, EQUIPMENT AND LEASEHOLD IMPROVEMENTS..................     234,588           286,253
AVAILABLE-FOR-SALE SECURITIES [including a fair value adjustment of
  $22 as of February 3, 1996 and ($2,591) as of January 28, 1995]...       7,309            76,988
OTHER ASSETS........................................................      34,288            45,853
                                                                       ---------         ---------
TOTAL ASSETS........................................................   $ 681,746         $ 840,809
                                                                       =========         =========
LIABILITIES AND STOCKHOLDERS' EQUITY
CURRENT LIABILITIES
Accounts Payable....................................................   $  40,471         $ 137,622
Accrued Expenses....................................................      87,959            97,276
Accrued Restructuring Expenses......................................      19,983                 0
Current Portion -- Long-Term Debt...................................      57,691             5,002
                                                                       ---------         ---------
TOTAL CURRENT LIABILITIES...........................................     206,104           239,900
DEFERRED TAXES......................................................      18,511            24,789
LONG-TERM DEBT......................................................      38,102            17,298
STOCKHOLDERS' EQUITY
Common Stock $.10 par value
  Authorized 300,000,000 Shares Issued and Outstanding 103,252,650
  and 102,894,239 Shares............................................      10,325            10,289
Additional Paid-In Capital..........................................      54,913            55,176
Deferred Employee Compensation......................................      (2,414)           (5,025)
Unrealized Gains (Losses) on Available-for-Sale Securities [net of
  income tax (expense) benefit of ($9) as of February 3, 1996 and
  $906 as of January 28, 1995]......................................          13            (1,685)
Retained Earnings...................................................     356,192           500,067
                                                                       ---------         ---------
TOTAL STOCKHOLDERS' EQUITY..........................................     419,029           558,822
                                                                       ---------         ---------
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY..........................   $ 681,746         $ 840,809
                                                                       =========         =========


- ---------------
Certain prior-year amounts have been reclassified to conform to current-year presentation.

                 See Notes to Consolidated Financial Statements

                    CHARMING SHOPPES, INC. AND SUBSIDIARIES

                       CONSOLIDATED STATEMENTS OF INCOME


                                                                     YEAR ENDED
                                                   ----------------------------------------------
                                                   FEBRUARY 3,      JANUARY 28,      JANUARY 29,
                                                       1996             1995             1994
                                                   ------------     ------------     ------------
                                                            (IN THOUSANDS EXCEPT SHARES
                                                               AND PER SHARE AMOUNTS)
Net Sales........................................  $  1,102,384     $  1,272,693     $  1,254,122
Other Income.....................................         5,655            9,358            9,352
                                                     ----------       ----------       ----------
          TOTAL REVENUE..........................     1,108,039        1,282,051        1,263,474
Cost of Goods Sold, Buying and Occupancy
  Expenses.......................................       917,064          932,138          863,381
Selling, General and Administrative Expenses.....       299,297          285,090          285,804
Restructuring Charge.............................       103,000                0                0
Interest Expense.................................         3,666            2,304            2,557
                                                     ----------       ----------       ----------
          TOTAL EXPENSES.........................     1,323,027        1,219,532        1,151,742
INCOME (LOSS) BEFORE INCOME TAXES AND CUMULATIVE
  EFFECT OF ACCOUNTING CHANGE....................      (214,988)          62,519          111,732
Income Tax (Benefit) Expense.....................       (75,747)          17,830           35,967
                                                     ----------       ----------       ----------
INCOME (LOSS) BEFORE CUMULATIVE EFFECT OF
  ACCOUNTING CHANGE..............................      (139,241)          44,689           75,765
Cumulative Effect of Adoption of SFAS 109........             0                0            3,991
                                                     ----------       ----------       ----------
          NET INCOME (LOSS)......................  $   (139,241)    $     44,689     $     79,756
                                                   ============     ============     ============
PER SHARE DATA
Net Income (Loss) Before Cumulative Effect of
  Accounting Change..............................  $      (1.35)    $        .42     $        .70
Cumulative Effect of Accounting Change...........           .00              .00              .04
                                                     ----------       ----------       ----------
Net Income (Loss)................................  $      (1.35)    $        .42     $        .74
                                                     ----------       ----------       ----------
Cash Dividends...................................  $       .045     $        .09     $        .09
                                                     ----------       ----------       ----------
Weighted Average Number of Common Shares and
  Share Equivalents Outstanding During the
  Year...........................................   103,038,224      107,207,660      108,390,583
                                                   ============     ============     ============


- ---------------
The fiscal year ended February 3, 1996 consists of 53 weeks.

                 See Notes to Consolidated Financial Statements

                    CHARMING SHOPPES, INC. AND SUBSIDIARIES

                     CONSOLIDATED STATEMENTS OF CASH FLOWS


                                                                           YEAR ENDED
                                                           -------------------------------------------
                                                           FEBRUARY 3,     JANUARY 28,     JANUARY 29,
                                                              1996            1995            1994
                                                           -----------     -----------     -----------
                                                                         (IN THOUSANDS)
OPERATING ACTIVITIES
Net Income (Loss)........................................   $ (139,241)     $  44,689       $   79,756
Adjustments to Reconcile Net Income (Loss) to Net Cash
Provided by (Used In) Operating Activities:
Deferred Income Taxes....................................      (21,065)         4,682            2,007
  Depreciation and Amortization..........................       46,988         46,924           42,487
  Amortization of Deferred Compensation Expense..........        2,195          2,535            3,597
  Cumulative Effect of an Accounting Change..............            0              0           (3,991)
  (Gain) loss on Sale of Available-for-Sale Securities...           44           (174)            (115)
  Loss from Abandonment of Capital Assets................       37,546          1,153            2,333
  Changes in Operating Assets and Liabilities:
     Income Tax Refund Receivable........................      (49,460)        (7,493)               0
     Merchandise Inventories.............................       37,702            975          (51,082)
     Accounts Payable....................................      (14,289)       (10,016)             413
     Prepayments and Other...............................       33,480         (4,096)          (9,475)
     Income Taxes Payable................................            0         (8,521)           2,949
     Accrued Expenses....................................       (9,317)            42           21,357
     Accrued Restructuring Expenses......................       19,983              0                0
                                                            ----------      ---------       ----------
NET CASH PROVIDED BY (USED IN) OPERATING ACTIVITIES......      (55,434)        70,700           90,236
INVESTING ACTIVITIES
Investment in Capital Assets.............................      (30,007)       (75,656)         (79,023)
Gross Purchases of Available-for-Sale Securities.........      (30,525)       (91,118)        (107,557)
Proceeds from Sales of Available-for-Sale Securities.....      108,898        100,518           87,107
(Increase) Decrease in Other Assets......................        8,703            706          (25,022)
Purchase of Accounts Receivable..........................            0              0         (186,857)
Sale of Accounts Receivable..............................            0              0          186,857
                                                            ----------      ---------       ----------
NET CASH PROVIDED BY (USED IN) INVESTING ACTIVITIES......       57,069        (65,550)        (124,495)
FINANCING ACTIVITIES
Proceeds from Short-Term Borrowings......................      247,822              0                0
Reduction of Short-Term Borrowings.......................     (247,822)             0                0
Proceeds from Long-Term Borrowings.......................            0              0            1,200
Reduction of Long-Term Borrowings........................       (9,369)        (5,003)          (4,971)
Increase in Restricted Cash..............................       (7,000)             0                0
Proceeds from Exercise of Stock Options..................          562            641              870
Dividends Paid...........................................       (4,634)        (9,255)          (9,236)
                                                            ----------      ---------       ----------
NET CASH USED IN FINANCING ACTIVITIES....................      (20,441)       (13,617)         (12,137)
DECREASE IN CASH AND CASH EQUIVALENTS....................      (18,806)        (8,467)         (46,396)
Cash and Cash Equivalents, Beginning of Year.............       43,923         52,390           98,786
                                                             ---------       --------        ---------
CASH AND CASH EQUIVALENTS, END OF YEAR...................   $   25,117      $  43,923       $   52,390
                                                            ==========      =========       ==========


- ---------------
The year ended February 3, 1996 consists of 53 weeks.

Certain prior-year amounts have been reclassified to conform to current-year presentation.

                 See Notes to Consolidated Financial Statements

                    CHARMING SHOPPES, INC. AND SUBSIDIARIES

                CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY

                                                   COMMON STOCK           ADDITIONAL       DEFERRED
                                              -----------------------      PAID-IN         EMPLOYEE
                                                SHARES        AMOUNT       CAPITAL       COMPENSATION
                                              -----------     -------     ----------     ------------
                                                           (IN THOUSANDS EXCEPT SHARES)
BALANCE, JANUARY 30, 1993...................  102,448,158     $10,245      $51,708        $(10,757)
Issued to Employees, Net....................      (69,193)         (7)        (822)            145
Exercise of Stock Options...................      356,472          36        1,524
Amortization................................                                                 3,597
Tax benefit -- Employee Stock Programs......                                 1,798
                                              -----------     -------       ------        --------
BALANCE, JANUARY 29, 1994...................  102,735,437      10,274       54,208          (7,015)
Issued to Employees, Net....................      (44,939)         (5)          87            (545)
Exercise of Stock Options...................      203,741          20          506
Amortization................................                                                 2,535
Tax Benefit -- Employee Stock Programs......                                   375
                                              -----------     -------       ------        --------
BALANCE, JANUARY 28, 1995...................  102,894,239      10,289       55,176          (5,025)
Issued to Employees, Net....................       88,406           9         (169)            416
Exercise of Stock Options...................      270,005          27          279
Amortization................................                                                 2,195
Tax Expense -- Employee Stock Programs......                                  (373)
                                              -----------     -------       ------        --------
BALANCE, FEBRUARY 3, 1996...................  103,252,650     $10,325      $54,913        $ (2,414)
                                              ===========     =======      =======        ========

                                                                    UNREALIZED GAINS
                                                                      (LOSSES) ON
                                                                   AVAILABLE-FOR-SALE     RETAINED
                                                                       SECURITIES         EARNINGS
                                                                   ------------------     ---------
                                                                            (IN THOUSANDS)
BALANCE, JANUARY 30, 1993........................................       $      0          $ 394,113
Cash Dividends...................................................                            (9,236)
Net Income.......................................................                            79,756
                                                                         -------          ---------
BALANCE, JANUARY 29, 1994........................................              0            464,633
Unrealized Losses [net of income taxes of $906]..................         (1,685)           500,067
Cash Dividends...................................................                            (9,255)
Net Income.......................................................                            44,689
                                                                         -------          ---------
BALANCE, JANUARY 28, 1995........................................         (1,685)           500,067
Unrealized Gains [net of income taxes of ($914)].................          1,698
Cash Dividends...................................................                            (4,634)
Net Loss.........................................................                          (139,241)
                                                                         -------          ---------
BALANCE, FEBRUARY 3, 1996........................................       $     13          $ 356,192
                                                                         =======          =========

                 See Notes to Consolidated Financial Statements

                    CHARMING SHOPPES, INC. AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                          YEAR ENDED FEBRUARY 3, 1996

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

BUSINESS

     The Company operates a chain of specialty stores located throughout the continental United States which merchandises moderately priced junior, misses, large-size and girls size sportswear, dresses, coats, lingerie, accessories and casual footwear. The Company also has a selection of petite women's apparel in certain stores. An assortment of casual men's apparel and accessories is also available in most stores.

PRINCIPLES OF CONSOLIDATION

     The consolidated financial statements include the accounts of the Company and its subsidiaries, all of which are wholly-owned. All significant intercompany accounts and transactions are eliminated. The parent and its subsidiaries have a 52-53 week fiscal year ending the Saturday nearest January 31.

FOREIGN OPERATIONS

     The Company follows the practice of using a December 31 fiscal year for all foreign subsidiaries in order to expedite the year-end closing.

USE OF ESTIMATES

     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

CASH EQUIVALENTS

     The Company considers all highly liquid investments with a maturity of three months or less when purchased to be cash equivalents. These amounts are stated at cost, which approximates market value.

INVESTMENTS

     In May 1993, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 115 ("SFAS 115"), "Accounting for Certain Investments in Debt and Equity Securities." The Company adopted the provisions of the new standard for investments held as of or acquired after January 30, 1994. The cumulative effect of adopting SFAS 115 was an increase in Stockholders' Equity of $1,357,000. In accordance with SFAS 115, prior-period financial statements were not restated. Pursuant to SFAS 115, management has determined that the Company's investments should be classified as available-for-sale. As available-for-sale investments, these securities are carried at fair value (previously carried at amortized cost) and unrealized gains and losses are reported in a separate component of stockholders' equity. The cost of investments is adjusted for amortization of premiums and the accretion of discounts to maturity. Such amortization is included in other income. Realized gains and losses and interest from investments are also included in other income. The cost of securities sold is based on the specific identification method.

     Short-term investments include investments with an original maturity of greater than three months and a remaining maturity of less than one year. Short-term investments are stated at cost which approximates market value.

                    CHARMING SHOPPES, INC. AND SUBSIDIARIES

INVENTORIES

     Merchandise inventories are valued at the lower of cost or market as determined by the retail method (average cost basis).

PROPERTY AND DEPRECIATION

     Depreciation and amortization for financial reporting purposes are principally computed by the straight-line method over the estimated useful lives of the assets, or in the case of leasehold improvements, over the lives of the respective leases. Accelerated depreciation methods are used for income tax reporting purposes. Depreciation expense was $44,126,000, $42,583,000 and $36,417,000 in Fiscal 1996, 1995 and 1994, respectively.

COMMON STOCK PLANS

     Deferred compensation expense relating to Employee Stock Option and Stock Incentive Plans is amortized over the required employment period.

ADVERTISING COSTS

     The Company expenses advertising costs as incurred. Advertising costs charged to expense were $26,211,000, $11,894,000 and $13,242,000 in Fiscal 1996,
1995 and 1994, respectively.

INCOME TAXES

     Effective January 31, 1993, the Company adopted Statement of Financial Accounting Standards No. 109 ("SFAS 109"), "Accounting for Income Taxes" and has separately reported the cumulative effect of that change in the Consolidated Statement of Income for the fifty-two weeks ended January 29, 1994. SFAS 109 requires a change from the deferred method of accounting for income taxes under APB Opinion 11 to the liability method of accounting for income taxes. Under the liability method, deferred tax assets and liabilities are adjusted to reflect the effect of changes in enacted tax rates on expected reversals of financial statement and income tax carrying value differences. As permitted by SFAS 109, the Company has elected not to restate the financial statements for any prior years. The effect of the change on pre-tax income from continuing operations for the twelve months ended January 29, 1994 was not material; however, the cumulative effect of the change increased net income by $3,991,000 or $.04 per share.

     U.S. income taxes have not been provided on undistributed earnings of foreign subsidiaries accumulated prior to February 3, 1996 because the Company intends to reinvest such undistributed earnings in the operations. Presently, income taxes would not be significantly increased if such earnings were remitted because of available foreign tax credits.

NET INCOME PER SHARE

     Net income per common share is based on the weighted average number of shares and share equivalents outstanding during each fiscal year. Common stock equivalents include the effect of dilutive stock options. Share equivalents are not included in the weighted average shares outstanding for determining net loss per common share as the result would be antidilutive.

RECENT ACCOUNTING PRONOUNCEMENTS

     The Company will adopt the provisions of SFAS 121, "Accounting for the Impairment of Long-Lived Assets and For Long-Lived Assets to be Disposed Of" and SFAS 123, "Accounting for Stock-Based Compensation" in the fiscal year beginning February 4, 1996. The adoption of these standards is not expected

                    CHARMING SHOPPES, INC. AND SUBSIDIARIES
to have a material impact on the Company's financial statements. SFAS 123 provides two alternative forms of accounting for stock compensation: pro-forma disclosure of the effects on net income and earnings per share, or a charge to earnings. The Company intends to adopt the pro-forma disclosure alternative in its financial statements.

RESTRICTED CASH

     The Company has a $7,000,000 cash deposit with a commercial finance company which provides the Company's working capital line of credit. The cash is collateral against a letter of credit issued to guarantee payment of up to $22,000,000 of the Company's tax refund receivable by January 31, 1997 to certain long-term debt lenders. To the extent that such refunds are less than $30,000,000 and the long-term lenders draw against such letter of credit, the restricted cash will be paid to the commercial finance company.

PROPERTY, EQUIPMENT AND LEASEHOLD IMPROVEMENTS

                                                                LIVES
                                                               (YEARS)       1996         1995
                                                              ---------    --------     --------
                                                                        (IN THOUSANDS)
Land........................................................               $  4,191     $  4,845
Buildings and Improvements..................................   10 to 33      72,822       69,718
Store Fixtures..............................................    5 to 10     102,127      120,808
Equipment...................................................    3 to 10     116,995      105,216
Leasehold Improvements......................................   10 to 20     139,396      172,168
Construction in Progress....................................                      0       10,617
                                                                           --------     --------
Total at Cost...............................................                435,531      483,372
Less Accumulated Depreciation and Amortization..............                200,943      197,119
                                                                           --------     --------
                                                                           $234,588     $286,253
                                                                           ========     ========

AVAILABLE-FOR-SALE SECURITIES

     The following is a summary of available-for-sale securities as of February 3, 1996:

                                                               UNREALIZED     UNREALIZED     ESTIMATED
                                                    COST         GAINS          LOSSES       FAIR VALUE
                                                   -------     ----------     ----------     ----------
                                                                      (IN THOUSANDS)
Charming Shoppes Master Trust Certificates.......  $28,502         $ 0            $0           $28,502
Charming Shoppes Master Trust Note...............    5,500           0             0             5,500
U. S. Treasury and Government Agency Bonds.......    2,202          22             0             2,224
Low Income Housing Partnerships..................    4,560           0             0             4,560
Other............................................      577           0             0               577
                                                                                  --
                                                   -------         ---                         -------
                                                   $41,341         $22            $0           $41,363
                                                   =======         ===            ==           =======

- ---------------
The gross realized gains and (losses) on available-for-sale securities totaled $592,000 and ($636,000), respectively, for the fiscal year ended February 3, 1996.

                    CHARMING SHOPPES, INC. AND SUBSIDIARIES

     The following is a summary of available-for-sale securities as of January 28, 1995:

                                                               UNREALIZED   UNREALIZED   ESTIMATED
                                                      COST       GAINS        LOSSES     FAIR VALUE
                                                    --------   ----------   ----------   ----------
                                                                    (IN THOUSANDS)
    Charming Shoppes Master Trust Certificates....  $ 30,680      $  0       $      0     $ 30,680
    Charming Shoppes Master Trust Note............     5,500         0              0        5,500
    Municipal Bonds and Municipal Bond Funds......    49,743        18           (926)      48,835
    Government Agency Mortgage-Backed
      Securities..................................    11,428         0         (1,746)       9,682
    U. S. Treasury and Government Agency Bonds....    15,324       470           (295)      15,499
    Low Income Housing Partnerships...............     3,208         0              0        3,208
    Preferred Stocks..............................     3,096        52           (144)       3,004
    Other.........................................       780         0            (20)         760
                                                    --------      ----       --------     --------
                                                    $119,759      $540       $(3,131)     $117,168
                                                    ========      ====       ========     ========

- ---------------
The gross realized gains and (losses) on available-for-sale securities totaled $198,000 and ($24,000), respectively, for the fiscal year ended January 28, 1995.


     The contractual maturities of available-for-sale securities at February 3, 1996 were:


                                                                                  ESTIMATED
                                                                     COST         FAIR VALUE
                                                                    -------       ----------
                                                                         (IN THOUSANDS)
    Due in One Year or Less.......................................  $34,054         $34,054
    Due After One Year Through Five Years.........................    2,727           2,749
                                                                    -------         -------
                                                                     36,781          36,803
    Equity Securities.............................................    4,560           4,560
                                                                    -------         -------
                                                                    $41,341         $41,363
                                                                    =======         =======

INCOME TAXES

     The Company adopted SFAS 109 as of January 31, 1993. The cumulative effect of this change in accounting for income taxes of $3,991,000 was determined as of January 31, 1993 and is reported separately in the consolidated statement of income for the year ended January 29, 1994.

     The components of income (loss) before income taxes and the cumulative effect of an accounting change consist of the following:

                                                           1996         1995         1994
                                                         ---------     -------     --------
                                                                   (IN THOUSANDS)
    Domestic...........................................  $(212,698)    $58,279     $106,755
    Foreign............................................     (2,290)      4,240        4,977
                                                         ---------     -------     --------
                                                         $(214,988)    $62,519     $111,732
                                                         =========     =======     ========

                    CHARMING SHOPPES, INC. AND SUBSIDIARIES

     Income tax (benefit) expense consists of:

                                                             1996        1995        1994
                                                           --------     -------     -------
                                                                    (IN THOUSANDS)
    CURRENT:
      Federal............................................  $(56,953)    $ 8,771     $29,971
      State..............................................       591       2,046       2,393
      Foreign............................................     1,680       2,331       1,596
                                                           --------     -------     -------
                                                            (54,682)     13,148      33,960
    DEFERRED:
      Federal............................................   (19,026)      5,653       2,250
      State..............................................    (2,039)       (971)       (243)
                                                           --------     -------     -------
                                                            (21,065)      4,682       2,007
                                                           --------     -------     -------
                                                           $(75,747)    $17,830     $35,967
                                                           ========     =======     =======

- ---------------
     The Company made income tax payments of $3,531,000, $30,081,000 and $33,674,000 during the years ended February 3, 1996, January 28, 1995 and January 29, 1994, respectively.

     The components of deferred tax assets and liabilities for the year ended February 3, 1996 are as follows:

                                                             NET CURRENT        NET LONG-TERM
                                                               ASSETS              ASSETS
                                                            (LIABILITIES)       (LIABILITIES)
                                                            -------------       -------------
                                                                     (IN THOUSANDS)
    Property, Equipment and Leasehold Improvements........                         $(21,472)
    Alternative Minimum Tax Credits.......................                            8,194
    Accrued Restructuring Expense.........................     $ 6,525
    Inventory.............................................      (5,033)
    Deferred Employee Compensation........................                            4,388
    Prepaid Employee Benefits.............................       1,984
    Accounts Receivable...................................       4,472
    Deferred Rent.........................................       3,197
    Other.................................................       2,264               (9,621)
                                                               -------             --------
                                                               $13,409             $(18,511)
                                                               =======             ========

     The components of deferred tax assets and liabilities for the year ended January 28, 1995 are as follows:

                                                             NET CURRENT        NET LONG-TERM
                                                               ASSETS              ASSETS
                                                            (LIABILITIES)       (LIABILITIES)
                                                            -------------       -------------
                                                                     (IN THOUSANDS)
    Property, Equipment and Leasehold Improvements........                         $(23,886)
    Inventory.............................................     $(8,250)
    Deferred Employee Compensation........................                            4,278
    Prepaid Employee Benefits.............................      (1,815)
    Accounts Receivable...................................       4,510
    Deferred Rent.........................................       3,802
    Other.................................................       4,129               (5,181)
                                                               -------             --------
                                                               $ 2,376             $(24,789)
                                                               =======             ========

                    CHARMING SHOPPES, INC. AND SUBSIDIARIES

     A reconciliation of the effective tax rate with the statutory federal income tax rate follows:

                                                                         1996     1995     1994
                                                                         ----     ----     ----
Statutory Federal Income Tax Rate......................................  35.0%    35.0%    35.0%
State Income Tax, Net of Federal Income Tax Benefit....................   0.4      1.1      1.3
Foreign Income.........................................................  (1.1)     1.4     (0.1)
Investment Income......................................................   0.3     (1.7)    (1.1)
Employee Benefits......................................................   1.6     (3.9)    (1.6)
Other, Net.............................................................  (1.0)    (3.4)    (1.3)
                                                                         ----     ----     ----
                                                                         35.2%    28.5%    32.2%
                                                                         ====     ====     ====

DEBT

     Long-term debt at year end consisted of the following:

                                                                            1996        1995
                                                                           -------     -------
                                                                             (IN THOUSANDS)
Variable Rate Term Loan, Interest Rate 3.5% Above Prime, Due 1998
  (11.75% at 2/3/96).....................................................  $60,862     $     0
Variable Rate Term Loan, Interest Rate 2% Above Prime, Due 1998
  (10.25% at 2/3/96).....................................................   22,000           0
11.8% Note Payable, Due 1998.............................................    9,488      17,143
Variable Rate Mortgage Note, Interest Rate 1.25% Above Hong Kong Prime
  Rate, Payable Monthly Through 2001 (10.25% at 2/3/96)..................      357         425
Variable Rate Mortgage Note, Interest Rate 1% Above HIBOR, Payable
  Monthly Through 2000 (6.875% at 2/3/96)................................    2,217       2,692
Variable Rate Mortgage Note, Interest Rate 1% Above SIBOR, Payable
  Monthly Through 2000 (6.94% at 2/3/96).................................      714         885
Other....................................................................      155         155
Variable Rate Mortgage Due 1996..........................................        0       1,000
                                                                           -------     -------
Total Long-Term Debt.....................................................   95,793      22,300
Less Current Portion.....................................................   57,691       5,002
                                                                           -------     -------
                                                                           $38,102     $17,298
                                                                           =======     =======

     In November 1995, the Company renegotiated portions of existing trade and working capital facilities. As a result, $82,862,000 of trade acceptances which had been recorded as accounts payable were converted into a term loan. The loan is scheduled to mature on June 1, 1998. The loan is secured by mortgages on the Company's Bensalem, Pennsylvania and Greencastle, Indiana corporate and distribution facilities, mortgages on certain retail store properties, liens on the cash surrender value of Company-owned life insurance policies and liens on all income tax refunds. The loan is also secured by liens on merchandise inventory, equipment and certain other Company assets. The Company is required to make payments on the loan equal to the proceeds of all income tax refunds and, among other things, certain asset sales and a portion of the proceeds of any debt or equity offerings. The Company expects to receive a refund of income taxes of approximately $56,953,000 as a result of net operating loss carrybacks against taxes paid in prior years. If such refunds received by January 31, 1997 are less than $30,000,000, any shortfall will be paid from a letter of credit up to an amount of $22,000,000 issued under the Company's revolving credit facility discussed below. The Company has a $7,000,000 cash deposit which serves as collateral against this letter of credit. To the extent that such refunds are less than $30,000,000 and the long-term lenders draw against such letter of credit, the restricted cash will be paid to the provider of the revolving credit facility. In addition, upon payment of at least $30,000,000

                    CHARMING SHOPPES, INC. AND SUBSIDIARIES
toward this loan, the remaining balance would then carry an interest rate of 2% above the prime rate. The unpaid portion of the loan is due at maturity.

     Additionally, the Company renegotiated an outstanding term loan in the amount of $9,488,000. This note originally had scheduled annual amortizations through 1998 and carried an interest rate of 9.3%. The loan presently carries an interest rate of 11.8%, is due June 1, 1998 and is secured by the same collateral as the aforementioned term loan, although priority with respect to the collateral varies. The Company is required to make payments on the loan equal to the proceeds of, among other things, certain asset sales and a portion of the proceeds of any debt or equity offerings.

     In November 1995, the Company entered into an agreement with a commercial finance company to provide a revolving credit facility with a maximum availability of $157,000,000, subject to limitations based upon eligible inventory. The primary purpose of this facility, which expires on June 1, 1998, is to enable the Company to issue letters of credit for overseas purchases of merchandise as well as to provide for seasonal cash borrowings. This facility is secured by merchandise inventory, cash, mortgages on the Company's Bensalem, Pennsylvania and Greencastle, Indiana corporate and distribution facilities, rights to mortgages on certain retail store properties, liens on the cash surrender value of Company-owned life insurance policies and certain other Company assets. There is a fee of 3/8 of 1% on the unused portion of the first $105,000,000 of the facility, and an annual servicing fee of $100,000. As of February 3, 1996, the availability under this facility was approximately $132,000,000, against which the Company had outstanding letters of credit of $65,400,000. There were no cash borrowings outstanding under this agreement as of February 3, 1996. This agreement, as well as the aforementioned term loans, requires that, among other things, the Company maintain a minimum net worth of $350,000,000 and not pay dividends on its Common Stock.

     Term loans and the revolving credit facility are collateralized by mortgages on buildings with a net book value of $50,675,000, as well as the cash surrender value of Company-owned life insurance policies with a carrying value of $5,697,000. The variable rate mortgages are collateralized by buildings with a net book value of $8,827,000.

     During the fiscal years ended February 3, 1996, January 28, 1995 and January 29, 1994, the Company made interest payments of $4,267,000, $2,436,000 and $2,688,000, respectively.

     The carrying amount of the Company's variable rate debt approximates its fair value. The carrying amount of the Company's $9,488,000 11.8% note payable approximates its fair value, as the interest rate on the note approximates the Company's current rate for similar borrowing arrangements.

     Aggregate maturities of long-term debt during the next five fiscal years are:

                                                                         (IN THOUSANDS)
                                                                         --------------
        1997...........................................................     $ 57,691
        1998...........................................................          747
        1999...........................................................       36,154
        2000...........................................................          760
        2001...........................................................          364

STOCKHOLDERS' EQUITY

     The Company's capital consists of 1,000,000 shares of Series Participating Preferred Stock, $1.00 par value, of which 300,000 shares of Participating Series A Junior Preferred Stock, $1.00 par value have been authorized; and 300,000,000 shares of Common Stock, $.10 par value.

                    CHARMING SHOPPES, INC. AND SUBSIDIARIES

STOCK OPTION AND STOCK INCENTIVE PLANS

     The Company's 1993 Employee Stock Incentive Plan provides for the grant of options to purchase up to 9,000,000 shares of Common Stock plus 9% of shares issued by the Company after the effective date of the plan and any shares available but unissued under the 1990 Plan described below. The form of the grants and exercise price where applicable, are at the discretion of the Stock Option Committee of the Board of Directors. As of February 3, 1996, 799,560 options were exercisable.

     The Company's 1990 Employees' Stock Incentive Plan provides for the grant of options to purchase Common Stock to key employees of the Company. The exercise price of such options may not be less than the fair market value at the date of the grant. As a result of the adoption of the 1993 Employees' Stock Incentive Plan, the Company no longer intends to issue shares under this Plan. As of February 3, 1996, 5,475,669 options were exercisable.

     The Company's 1989 Non-Employee Director Stock Option Plan provides for the grant of options to purchase up to 30,000 shares of Common Stock to each member of the Board of Directors who is a non-employee of the Company. The exercise price of such options shall be equal to the fair market value of the stock on the date that the option is granted. As of February 3, 1996, 114,000 options were exercisable.

     The Company's 1988 Key Employee Stock Option Plan provides for the grant of options to purchase up to 3,000,000 shares of Common Stock to key employees of the Company. The exercise price of options granted under this plan is $1.00 per share. As of February 3, 1996, 1,263,105 options were exercisable.

     The table below summarizes the activity in all Stock Option Plans:

                                                                      AVERAGE         OPTION
                                                         OPTION       OPTION          PRICES
                                                         SHARES        PRICE         PER SHARE
                                                       ----------     -------     ---------------
Outstanding at January 30, 1993                         9,098,206     $ 4.927     $ .222 - 18.563
Granted..............................................   1,270,000      14.253      1.000 - 18.875
Canceled.............................................    (327,224)      4.376       .500 - 18.875
Exercised............................................    (356,472)      8.621       .222 - 13.500
                                                       ----------     -------     ---------------
Outstanding at January 29, 1994......................   9,684,510       6.045       .222 - 18.563
Granted..............................................   2,206,050      10.047      1.000 - 13.250
Canceled.............................................    (188,518)      2.582       .500 - 18.563
Exercised............................................    (203,741)      9.160       .222 - 10.938
                                                       ----------     -------     ---------------
Outstanding at January 28, 1995......................  11,498,301       6.818       .222 - 17.000
Granted..............................................   3,976,800       5.089      1.000 -  6.125
Canceled.............................................  (2,099,554)      9.403       .500 - 17.000
Exercised............................................    (270,005)      1.134       .222 -  4.500
                                                       ----------     -------     ---------------
Outstanding at February 3, 1996......................  13,105,542     $ 5.996     $ .222 - 17.000
                                                       ==========     =======     ===============

     At February 3, 1996, 3,932,629 shares were available for future grant under the 1988 Key Employee Stock Option and the 1993 Employees' Stock Incentive plans.

     The Company's Non-Employee Directors Restricted Stock Plan provides for a one-time grant of 5,000 shares of restricted Common Stock to each member of the Board of Directors who is a non-employee of the Company at the time of the inception of this plan and a pro-rata grant to each non-employee Director who is elected thereafter. Directors will pay no cash consideration for the restricted stock granted to them. Under this

                    CHARMING SHOPPES, INC. AND SUBSIDIARIES
plan, 40,000 shares of the Company's Common Stock have been reserved for issuance, of which 0, 0 and 3,250 shares were issued during the fiscal years ended February 3, 1996, January 28, 1995 and January 29, 1994, respectively.

     The Company's Restricted Stock Award Plan for Associates was adopted by the Company's Board of Directors on January 26, 1995. The plan provides for discretionary awards of rights to receive up to 200,000 shares of restricted Common Stock to associates who are not directors or executive officers of the Company. Associates will pay no cash consideration for restricted stock received under an award. As of February 3, 1996, rights to receive 88,615 shares have been granted and 1,202 shares have been issued.

     The shares issued and options granted under the above plans are subject to forfeiture if the employees do not remain employed by the Company for a specified period of time, or, in the case of the 1989 Non-Employee Director Stock Option Plan, if the individual ceased to remain a Director of the Company.

EMPLOYEE STOCK PURCHASE PLAN

     The 1994 Employee Stock Purchase Plan was approved by shareholders at the 1994 annual meeting. The Plan permits employees to purchase shares during each quarterly offering period at a price equal to 85% of the market price of the Company's Common Stock on either the first day of the offering period or the fifth business day after the end of the offering period, whichever is lower. The shares are purchased through the accumulation of payroll deductions up to 10% of each participating employee's compensation during such offering period. Under this plan, 2,000,000 shares have been reserved for grant. During fiscal 1996, 88,626 shares were purchased under the plan.

SHAREHOLDER RIGHTS PLAN

     In April 1989, the Board of Directors adopted a Shareholder Rights Plan and declared a dividend of one Right for each outstanding share of Common Stock. In connection with the Company's two-for-one stock split which was effected on December 7, 1992, the number of Rights associated with each outstanding share of Common Stock was adjusted from one Right per share of Common Stock to one-half of a Right per share of Common Stock. Such Rights only become exercisable or transferable apart from the Common Stock, ten days after a person or group (Acquiring Person) acquires beneficial ownership of, or commences a tender or exchange offer for, twenty percent (20%) or more of the Company's outstanding common shares. Each Right then may be exercised to acquire one three-hundredth of a share of newly created Series A Junior Participating Preferred Stock or a combination of securities and assets of equivalent value at a price of $70, subject to adjustment.

     Upon the occurrence of certain events (for example, if the Company is a surviving corporation in a merger with an Acquiring Person), the Rights entitle holders other than the Acquiring Person to acquire Common Stock having a value of twice the exercise price of the Rights, or, upon the occurrence of certain other events (for example, if the Company is acquired in a merger or other business combination transaction in which the Company is not the surviving corporation), to acquire Common Stock of the Acquiring Person having a value twice the exercise price of the Rights. The Rights may be redeemed by the Company at $.01 per Right at any time until the tenth day following public announcement that a twenty percent (20%) position has been acquired. The Rights will expire on April 26, 1999.

RESTRUCTURING CHARGE

     During the fourth quarter of the year ended February 3, 1996, the Company's Board of Directors approved a restructuring plan that resulted in a fourth quarter pre-tax charge of $103,000,000. The restructuring plan includes the planned closing of 290 under-performing "Fashion Bug" and "Fashion Bug

                    CHARMING SHOPPES, INC. AND SUBSIDIARIES

Plus" stores, the reorganization and reduction of foreign merchandise sourcing operations and reductions in corporate support operations.

     The restructuring charge includes an amount of $58,878,000 related to the closing of the 290 stores, including (i) $39,260,000 for the write-off of store fixtures, equipment and inventories, (ii) $17,270,000 for the early termination of store leases and (iii) $2,348,000 for severance benefits and other expenses. Charges of $34,487,000 relate to the reorganization of foreign merchandise sourcing operations. These charges include the write-off of joint-venture investments and advances, settlements related to non-fulfillment of production commitments, employee severance benefits and the write-down of other Company-owned investments. Other charges include $5,445,000 for severance benefits and a $4,190,000 write-off of surplus store construction fixtures and equipment. The restructuring charge includes severance with respect to a workforce reduction of approximately 2,300 store employees and 600 non-store employees.

     As of February 3, 1996, the Company had approximately $19,983,000 of accrued, unpaid restructuring costs, of which approximately $7,390,000 relate to severance benefits. These costs, which are included in current liabilities, are expected to be paid by the end of fiscal 1997. As of February 3, 1996, approximately 960 store employees and 250 non-store employees have been terminated.

EMPLOYEE RETIREMENT BENEFIT PLAN

     The Company provides a comprehensive retirement benefit program for its employees. This plan provides for a noncontributory profit-sharing contribution which covers substantially all full-time employees who meet age and service requirements. The contribution is completely discretionary and is determined by the Board of Directors on an annual basis.

     The program also includes a 401(k) employee savings plan, whereby eligible participating employees may elect to contribute up to 15% of their compensation to an investment trust. The Company contributes an amount equal to 30% of the participant's elective contribution, up to 6% of the participant's compensation.

     The total expense for the above plans amounted to $741,442, $3,394,241 and $3,323,000 for the years ended February 3, 1996, January 28, 1995 and January 29, 1994, respectively.

ASSET SECURITIZATION

     The Company securitizes and sells substantially all of its private label credit card receivables in the public and private markets. These asset-backed securities are generally credit-enhanced by a third party to provide an AAA credit rating at the time of issuance. In each securitization, credit card receivables are transferred to a trust which issues certificates representing ownership interests in the trust to institutional investors. The Company retains a participation interest in the trust, reflecting the excess of the total amount of receivables transferred to the trust over the portion represented by certificates sold to investors. The retained participation interests in the credit card trust were $28,502,000 and $30,680,000 at February 3, 1996 and January 28, 1995, respectively, and are included as available-for-sale securities in the accompanying consolidated balance sheets. Although the Company continues to service the underlying credit card accounts and maintain the customer relationships, these transactions are treated as sales for financial reporting purposes to the extent of the investors' interests in the trusts. Accordingly, the associated credit card receivables are not reflected on the balance sheets.

     Due to the relatively short average life of credit card loans, no gain or loss is recorded at the time of sale. Rather, loan servicing fees (credit card interest income and fees in excess of interest paid to certificate holders, credit losses and other expenses) are recognized monthly over the life of the transaction when earned as a reduction of selling, general and administrative expenses. Transaction expenses are deferred and amortized over the reinvestment period of the transaction as a component of selling, general and administrative expenses.

                    CHARMING SHOPPES, INC. AND SUBSIDIARIES

The monthly pattern of recording loan servicing fees is similar to the revenue recognition that the Company would have experienced if the loans had not been securitized.

     The Company is subject to certain recourse provisions in connection with these securitizations. At February 3, 1996 and January 28, 1995, the Company had reserves of $25,599,000 and $26,649,000, respectively, related to these recourse provisions. At February 3, 1996, the Company had $5,500,000 of receivables from the credit card securitizations which were subject to liens in favor of the providers of the credit enhancement facilities for the individual securitizations. Fashion SPC, Inc., a wholly-owned subsidiary of the Company, is a special-purpose corporation. Its assets of $21,800,000 of Charming Shoppes Master Trust Certificates will be available first and foremost to satisfy the claims of its creditors, including certain claims of investors in Charming Shoppes Master Trust. The providers of the credit enhancements and trust investors have no other recourse to the Company. The Company does not receive collateral from any party to the securitization, and the Company does not have any risk of counterparty non-performance.

     As of February 3, 1996, the Company had securitized approximately $371.8 million of receivables. The facilities under which the securitizations were originated mature as follows, provided an early amortization event does not occur: $153.5 million -- 1996 and $218.3 million -- 1999.

     The Company is active in originating private label credit card lines to the customers of the Company's retail stores. Holders of credit cards issued by the Company are located throughout the United States and have various available lines of credit which are made on an unsecured basis after reviewing each potential cardholder's credit application and evaluating their financial history and ability to repay.

DERIVATIVE FINANCIAL INSTRUMENTS HELD FOR PURPOSES OTHER THAN TRADING

     The Company has historically entered into interest-rate swap and interest-rate cap agreements to reduce the impact of increases in interest rates on the Company's floating-rate credit card securitizations. During 1996, the Company terminated all of its interest-rate swap agreements and no such agreements were outstanding as of February 3, 1996. In addition, the Company had no material deferred gains or losses related to terminated contracts as of February 3, 1996. As of January 28, 1995, $100 million notional amount of such "pay-fixed" swaps were in effect.

     The Company has entered into interest-rate cap agreements with an aggregate notional amount of $538.9 million as of February 3, 1996, which mature as follows: $435.0 million -- 1996, $93.9 million -- 1997, $10.0 million -- 1999.
The agreements effectively entitle the Company to receive from a bank the amount, if any, by which the interest rates on the Company's floating-rate credit card securitizations exceed 9% for $300.0 million notional amount, 10% for $128.9 million notional amount and 12% for $110.0 million notional amount. The premiums paid for these interest-rate cap agreements are included in other assets and are being amortized to selling, general and administrative expense over the respective lives of the individual interest-rate cap agreements. Any payments that may be received as a result of the cap will be accrued as a reduction of selling, general and administrative expense.

     The Company's credit exposure on interest-rate caps is limited to the value of interest-rate caps that have become favorable to the Company, but the Company does not anticipate non-performance by any of these counterparties. The amount of such exposure is generally the unrealized gains in the contracts. The market value of interest-rate caps as of February 3, 1996 and January 28, 1995 was $11,000 and $175,000, respectively. The market value of interest-rate caps was determined on the basis of valuation pricing models which take into account current market and contractual prices of the underlying instruments, as well as the time value and yield curve or volatility factors underlying the positions.

                    CHARMING SHOPPES, INC. AND SUBSIDIARIES

LEASES

     The Company leases substantially all of its stores under non-cancelable operating lease agreements. Generally, these leases have initial periods of 5 to 20 years and contain provisions for renewal options, additional rentals based on a percentage of sales and payment of certain real estate taxes. The Company also leases certain other buildings and equipment.

     Rental expense was:

                                                        1996         1995        1994
                                                      --------     --------     -------
                                                               (IN THOUSANDS)
        Minimum Rental..............................  $103,440     $ 97,976     $82,425
        Contingent Rental...........................    14,841       14,302      12,413
                                                      --------     --------     -------
                                                      $118,281     $112,278     $94,838
                                                      ========     ========     =======

     Minimum annual rental commitments for all non-cancelable leases for the next five fiscal years and thereafter are:

                                                                         (IN THOUSANDS)
        1997...........................................................     $  98,782
        1998...........................................................        89,661
        1999...........................................................        79,377
        2000...........................................................        69,703
        2001...........................................................        60,929
        Thereafter.....................................................       206,323

QUARTERLY FINANCIAL INFORMATION (UNAUDITED)


                                                FIRST        SECOND       THIRD        FOURTH
FISCAL 1996                                    QUARTER      QUARTER      QUARTER      QUARTER(1)
- -----------                                    --------     --------     --------     ---------
                                                   (IN THOUSANDS EXCEPT PER SHARE AMOUNTS)
Net Sales....................................  $244,342     $268,448     $267,772     $ 321,822
Gross Profit.................................    57,565       60,717       40,291        26,747
Net Loss.....................................    (4,370)      (3,133)     (24,706)     (107,032)(2)
Net Loss per Share...........................      (.04)        (.03)        (.24)        (1.04)


- ---------------
(1) Consists of 14 weeks

(2) Includes a pre-tax restructuring charge of $103,000

                                                FIRST        SECOND       THIRD        FOURTH
FISCAL 1995                                    QUARTER      QUARTER      QUARTER       QUARTER
- -----------                                    --------     --------     --------     ---------
Net Sales....................................  $297,611     $323,417     $306,283     $ 345,382
Gross Profit.................................    86,896       93,682       77,261        82,716
Net Income...................................    13,955       18,064        7,507         5,163
Net Income per Share.........................       .13          .17          .07           .05

================================================================================

  NO DEALER, SALESPERSON OR OTHER PERSON HAS BEEN AUTHORIZED IN CONNECTION WITH THE OFFERING MADE HEREBY TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATION NOT CONTAINED OR INCORPORATED BY REFERENCE IN THIS PROSPECTUS AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATION MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY OR ANY UNDERWRITER. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL OR A SOLICITATION OF AN OFFER TO BUY ANY OF THE SECURITIES OFFERED HEREBY TO ANY PERSON OR BY ANYONE IN ANY JURISDICTION IN WHICH IT IS UNLAWFUL TO MAKE SUCH OFFER OR SOLICITATION. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL, UNDER ANY CIRCUMSTANCES CREATE ANY IMPLICATION THAT THE INFORMATION HEREIN IS CORRECT AS OF ANY TIME SUBSEQUENT TO THE DATE HEREOF OR THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF THE COMPANY SINCE SUCH DATE.

                               ------------------

                               TABLE OF CONTENTS


                                                          PAGE
                                                          ----
                 Available Information.................      2
                 Incorporation of Certain Documents by
                   Reference...........................      2
                 Prospectus Summary....................      3
                 Summary Financial and Operating
                   Information.........................      7
                 Risk Factors..........................      8
                 Use of Proceeds.......................     12
                 Ratio of Earnings to Fixed Charges....     13
                 Capitalization........................     14
                 Market Prices and Dividend Policy.....     15
                 Selected Financial and Operating
                   Information.........................     17
                 Management's Discussion and Analysis
                   of Financial Condition and Results
                   of Operations.......................     19
                 Description of Business...............     26
                 Management............................     33
                 Description of the Notes..............     35
                 Description of Capital Stock..........     47
                 Underwriting..........................     52
                 Legal Matters.........................     52
                 Experts...............................     52
                 Index to Consolidated Financial
                   Statements..........................    F-1

================================================================================

================================================================================

                                  $100,000,000

                             CHARMING SHOPPES, INC.

                                        % CONVERTIBLE

                               SUBORDINATED NOTES

                                    DUE 2006

                                   ----------
                                   PROSPECTUS
                                   ----------

                            LAZARD FRERES & CO. LLC



                            BEAR, STEARNS & CO. INC.


                                            , 1996

================================================================================

                                    PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 14.  OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

     The following table sets forth the expenses payable by the Registrant in connection with this Registration Statement. All of such expenses are estimates, other than the filing fees payable to the Securities and Exchange Commission and the National Association of Securities Dealers, Inc.


    SEC Registration Fee............................................  $ 39,656
    NASD Fee........................................................    12,000
    Printing and Engraving Expenses.................................    30,000
    Legal Fees and Expenses.........................................   250,000
    Accounting Fees and Expenses....................................    65,000
    Blue Sky Fees and Expenses......................................    18,000
    Trustee's Fees and Expenses.....................................    11,000
    Rating Agency Fees..............................................    79,500
    Miscellaneous...................................................    19,844
                                                                       -------
              Total.................................................  $525,000
                                                                      ========


- ---------------


ITEM 15.  INDEMNIFICATION OF DIRECTORS AND OFFICERS


     Section 1741 of the Pennsylvania Business Corporation Law of 1988 provides the Company the power to indemnify any officer or director acting in his capacity as a representative of the Company who was or is a party or is threatened to be made a party to any action or proceeding against expenses, judgments, penalties, fines and amounts paid in settlement in connection with such action or proceeding whether the action was instituted by a third party or arose by or in the right of the Company. Generally, the only limitation on the ability of the Company to indemnify its officers and directors is if the act or failure to act is finally determined by a court to have constituted willful misconduct or recklessness.

     The Company's Bylaws provide that the Company is required to indemnify its officers, directors and employees to the fullest extent permitted under Pennsylvania law as from time to time in effect. As a result, indemnification will be a contract right of directors, officers and employees of the Company, as opposed to a matter within the discretion of the Board, as will the payment of expenses by the Company in advance of a proceeding's final disposition.

     The Bylaws provide a clear and unconditional right to indemnification to the full extent permitted by law, for expenses (including attorneys' fees), damages, punitive damages, judgments, penalties, fines and amounts paid in settlement actually and reasonably incurred by any person whether or not the indemnified liability arises or arose from any threatened, pending or completed proceeding by or in the right of the Company (a derivative action) by reason of the fact that such person is or was serving as a director, officer or employee of the Company, or, at the request of the Company, as a director, officer, partner, fiduciary or trustee of another corporation, partnership, joint venture, trust, employee benefit plan or other enterprise, even if the act or failure to act giving rise to the claim for indemnification entails the negligence or gross negligence of the indemnified party unless such act or failure to act is finally determined by a court to have constituted willful misconduct or recklessness. The Bylaws provide for the advancement of expenses to an indemnified party upon receipt of an undertaking by the party to repay those amounts if it is finally determined that the indemnified party is not entitled to indemnification.

     The Bylaws authorize the Company to take steps to ensure that all persons entitled to the indemnification are properly indemnified, including, if the Board so determines, purchasing and maintaining insurance, entering into indemnification agreements, creating a reserve, trust, escrow or other fund or account, granting security interests, obtaining a letter of credit or using other means that may be available from time to time.

     The Company maintains insurance covering its directors and officers against certain liabilities incurred by them in their capacities as such, including among other things, certain liabilities under the Securities Act of 1933.

ITEM 16.  EXHIBITS


EXHIBITS
- --------
   1.1     Form of Underwriting Agreement.*
   4.1     Form of Indenture between Charming Shoppes, Inc., as issuer, and
           First Union National Bank, as Trustee relating to the Notes, including the form of Note.*
   4.2     Specimen certificate for Common Stock.*
   5.1     Opinion of Morgan, Lewis & Bockius.*
   5.2     Opinion of Davis Polk & Wardwell.*
  12.1     Statement re: Computation of Ratio of Earnings to Fixed Charges.*
  23.1     Consent of Morgan, Lewis & Bockius. See Exhibit 5.1.
  23.2     Consent of Davis Polk & Wardwell. See Exhibit 5.2.
  23.3     Consent of Ernst & Young LLP.
  24.1     Power of Attorney.
  25.1     Statement of Eligibility of Trustee on Form T-1 (to be filed separately).*


- ---------------


* To be filed by amendment.



ITEM 17.  UNDERTAKINGS


     (1) The undersigned Registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the Registrant's annual report pursuant to Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934 that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

     (2) The undersigned Registrant hereby undertake that, insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in such Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, such Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in such Act and will be governed by the final adjudication of such issue.

     (3) The undersigned Registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

     (4) The undersigned Registrant hereby undertakes that, for the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                                   SIGNATURES


     Pursuant to the requirements of the Securities Act of 1933, the undersigned Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this amendment to the Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized in the City of Bensalem, State of Pennsylvania, on this 24 day of June, 1996.


                                          CHARMING SHOPPES, INC.


                                          By: /s/  Dorrit J. Bern
                                            ------------------------------------
                                            Dorrit J. Bern
                                            Vice Chairman of the Board,
                                            President and Chief Executive
                                              Officer


     Pursuant to the requirements of the Securities Act of 1933, this amendment to the Registration Statement has been signed by the following persons in the capacities and on the dates indicated.



             SIGNATURE                                 TITLE                          DATE
             ---------                                 -----                          ----
     *                                 Chairman of the Board                     June 24, 1996
- -----------------------------------
Joseph L. Castle II

/s/  Dorrit J. Bern                    Vice Chairman of the Board, President     June 24, 1996
- -----------------------------------    and Chief Executive Officer
Dorrit J. Bern

     *                                 Vice President and Chief Financial        June 24, 1996
- -----------------------------------    Officer
Eric M. Specter

     *                                 Chief Accounting Officer                  June 24, 1996
- -----------------------------------
Jon A. Goldberg

     *                                 Director                                  June 24, 1996
- -----------------------------------
Geoffrey W. Levy

     *                                 Director                                  June 24, 1996
- -----------------------------------
Alan Rosskamm

     *                                 Director                                  June 24, 1996
- -----------------------------------
Marvin L. Slomowitz

     *                                 Director                                  June 24, 1996
- -----------------------------------
Michael Solomon

*By  /s/  Dorrit J. Bern
      -----------------------------
      Attorney-In-Fact

                               INDEX TO EXHIBITS

                                                                                 SEQUENTIALLY
EXHIBIT                                                                            NUMBERED
NUMBER                                  EXHIBIT                                      PAGE
- -------                                 -------                                  -------------
  1.1    Form of Underwriting Agreement*.......................................
  4.1    Form of Indenture between Charming Shoppes, Inc., as issuer, and First
         Union National Bank, as Trustee relating to the Notes, including the form of Note*.........................................................
  4.2    Specimen certificate for Common Stock*................................
  5.1    Opinion of Morgan, Lewis & Bockius*...................................
  5.2    Opinion of Davis Polk & Wardwell*.....................................
 12.1    Statement re: Computation of Ratio of Earnings to Fixed Charges*......
 23.1    Consent of Morgan, Lewis & Bockius. See Exhibit 5.1...................
 23.2    Consent of Davis Polk & Wardwell. See Exhibit 5.2.....................
 23.3    Consent of Ernst & Young LLP..........................................
 24.1    Power of Attorney.....................................................
 25.1    Statement of Eligibility of Trustee on Form T-1 (to be filed separately)*..........................................................

- ---------------

* To be filed by amendment.